Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CONVERSIONPOINT HOLDINGS, INC.,

CONVERSIONPOINT TECHNOLOGIES, INC.,

CPT MERGER SUB, INC.,

INUVO, INC.,

and

CPT CIGAR MERGER SUB, INC.

Dated as of November 2, 2018

(continued)

(continued)

(continued)

EXHIBITS & SCHEDULES

Exhibits:

Exhibit A	Forms of Support Agreements
Exhibit B	CPT Certificate of Merger
Exhibit C	Inuvo Certificate of Merger
Exhibit D	Form of Separation Agreement

Schedules:

Schedule 2.6(a)	Directors of Parent and Parent’s Subsidiaries
Schedule 2.6(b)	Officers of Parent and Parent’s Subsidiaries
Schedule 2.7(a)	Certificate of Incorporation of Parent
Schedule 2.7(b)	Bylaws of Parent

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of November 2, 2018 (the “Execution Date”), by and among CONVERSIONPOINT TECHNOLOGIES, INC., a Delaware corporation (“CPT”), CONVERSIONPOINT HOLDINGS, INC., a Delaware corporation and a direct wholly-owned Subsidiary of CPT (“Parent”), CPT MERGER SUB, INC., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“CPT Merger Sub”), INUVO, INC., a Nevada corporation (“Inuvo”), and CPT CIGAR MERGER SUB, INC., a Nevada corporation and a direct wholly-owned subsidiary of Parent (“Inuvo Merger Sub”). Each of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub is a “Party” and together, the “Parties.”

RECITALS:

WHEREAS, the respective Boards of Directors of CPT and Inuvo have each determined unanimously that it is in the best interests of their respective corporations and stockholders that the business and operations of CPT and Inuvo be combined upon the terms and subject to the conditions set forth herein;

WHEREAS, the Parties have determined that the most practical manner to give effect to such combination is through (i) the merger of CPT Merger Sub, with and into CPT, with CPT surviving the merger and becoming a wholly-owned Subsidiary of Parent (the “CPT Merger”), and (ii) the merger of Inuvo Merger Sub, with and into Inuvo, with Inuvo surviving the merger and becoming a wholly-owned Subsidiary of Parent (the “Inuvo Merger,” and together with the CPT Merger, the “Mergers”), each on the terms and subject to the conditions of this Agreement;

WHEREAS, in anticipation of the Mergers, CPT has formed wholly-owned subsidiaries, Parent, CPT Merger Sub and Inuvo Merger Sub;

WHEREAS, the directors and certain stockholders of CPT and Inuvo have each entered into support agreements, in the forms attached hereto as Exhibit A (collectively, the “Support Agreements”), pursuant to which each such stockholder has agreed, among other things, to vote all voting securities of CPT or Inuvo, as the case may be, beneficially owned by such stockholder in favor of the approval and adoption of the CPT Merger or the Inuvo Merger, as the case may be;

WHEREAS, CPT and Inuvo desire to make certain representations, warranties, covenants and agreements in connection with the CPT Merger and the Inuvo Merger and also prescribe various conditions to the CPT Merger and the Inuvo Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Mergers and the Financing (as defined below) (together, the “Exchanges”), taken together, shall qualify as an “exchange” governed by the provisions of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS; CONSTRUCTION

Section 1.1 Definitions. The following capitalized terms as used in this Agreement shall have the meanings ascribed to them in this Article I:

“Acquisition Agreement” has the meaning set forth in Section 6.12(b)(i) of this Agreement.

“Affiliate” of any Person shall mean another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Antitrust Laws” has the meaning set forth in Section 6.8(b) of this Agreement.

“Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the State of California.

“Change in Recommendation” has the meaning set forth in Section 6.12(b)(i) of this Agreement.

“Closings” has the meaning set forth in Section 2.3 of this Agreement.

“Closing Date” has the meaning set forth in Section 2.3 of this Agreement.

“Code” has the meaning set forth in the Recitals of this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 6.3(a) of this Agreement.

“Contingent Obligation” means, as to any Person, any direct or indirect Liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such Liability, or the primary effect thereof, is to provide assurance to the obligee of such Liability that such Liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such Liability will be protected (in whole or in part) against loss with respect thereto.

“Continuing Employees” has the meaning set forth in Section 6.10(a) of this Agreement.

“Contract” means any agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, covenants not to sue, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied (each, including all amendments thereto).

“Control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act.

“CPT” has the meaning set forth in the Preamble of this Agreement.

“CPT Affiliated Persons” has the meaning set forth in Section 4.20(a) of this Agreement.

“CPT Audited Financial Statements” has the meaning set forth in Section 4.5(a) of this Agreement.

“CPT Balance Sheet Date” has the meaning set forth in Section 4.6 of this Agreement.

“CPT Benefit Arrangement” means each individual employment, severance or termination agreement between CPT or any of CPT’s Subsidiaries and any current or former employee, officer or director of CPT or any of CPT’s Subsidiaries, other than (i) any agreement mandated by applicable Law or (ii) any CPT Benefit Plan.

“CPT Benefit Plans” means each employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of CPT or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by CPT or any of its Subsidiaries or to which CPT or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which CPT or any of its Subsidiaries has or may have any Liability, including but not limited to each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, change in control, disability, death benefit, hospitalization, medical, fringe benefit or other plan, or program.

“CPT Board” means the Board of Directors of CPT.

“CPT Book-Entry Shares” has the meaning set forth in Section 3.1(a) of this Agreement.

“CPT Bylaws” has the meaning set forth in Section 4.1(b) of this Agreement.

“CPT Certificate” has the meaning set forth in Section 3.1(a) of this Agreement.

“CPT Certificate of Incorporation” has the meaning set forth in Section 4.1(b) of this Agreement.

“CPT Certificate of Merger” has the meaning set forth in Section 2.3 of this Agreement.

“CPT Common Stock” means the common stock of CPT, par value $0.0001 per share.

“CPT Convertible Notes” has the meaning set forth in Section 4.2(a) of this Agreement.

“CPT Data Room” means the electronic data room hosted by Dropbox with such contents contained therein as of immediately prior to the execution of this Agreement.

“CPT Disclosure Schedule” has the meaning set forth in the preamble to Article IV of this Agreement.

“CPT Exchange Ratio” means 0.9840; provided, however, that in the event of any Post Execution Date CPT Stock Issuances, the CPT Exchange Ratio shall be adjusted by taking the number of shares of Parent Common Stock to be allocated to CPT stockholders, holders of CPT RSUs and holders of CPT Convertible Notes that convert into shares of CPT Common Stock (ignoring the impact of any Dissenting Shares), which is 15,567,200 shares of Parent Common Stock, and dividing that amount by the sum of (i)(A) the number of shares of CPT Common Stock outstanding as of the Execution Date, plus (B) the number of shares of CPT Common Stock to be issued upon the vesting of CPT RSUs, plus (C) the number of shares of CPT Common Stock issuable upon the conversion of CPT Convertible Notes (which (A), (B), and (C) totals 15,819,911 as of November 1, 2018), and (ii) the amount of Post Execution Date CPT Stock Issuance. By way of example; if the Post Execution Date CPT Stock Issuances equal 500,000 shares of CPT Common Stock, the CPT Exchange Ratio would be adjusted to equal 0.9539 calculated as follows: 15,567,200 / (15,819,911 + 500,000) = 0.9539.

“CPT Financial Statements” has the meaning set forth in Section 4.5(b) of this Agreement.

“CPT Leases” has the meaning set forth in Section 4.16(b) of this Agreement.

“CPT Material Adverse Effect” means any fact, event, circumstance or effect, other than any Excluded CPT Matters, that, individually or together with all other such facts, events, circumstances and effects, (i) is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), capitalization, assets, liabilities, or results of operations of CPT and its Subsidiaries, taken as a whole or (ii) prevents, or would reasonably be expected to prevent, the ability of CPT and its Subsidiaries to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

“CPT Material Contracts” has the meaning set forth in Section 4.10(a) of this Agreement.

“CPT Material Leased Real Property” has the meaning set forth in Section 4.16(b) of this Agreement.

“CPT Material Licenses” has the meaning set forth in Section 4.15(b) of this Agreement.

“CPT Merger” has the meanings set forth in the Recitals of this Agreement.

“CPT Merger Consideration” has the meaning set forth in Section 3.1(a) of this Agreement.

“CPT Merger Sub” has the meaning set forth in the Preamble of this Agreement.

“CPT Owned Intellectual Property” means all material Intellectual Property owned by CPT.

“CPT Permits” has the meaning set forth in Section 4.9(a) of this Agreement.

“CPT Preferred Stock” has the meaning set forth in Section 4.2(a) of this Agreement.

“CPT Product” means any product, line of products or service which CPT or any of its Subsidiaries has marketed and/or sold in the preceding three (3) calendar years.

“CPT Qualified Plans” has the meaning set forth in Section 4.12(d) of this Agreement.

“CPT Registered Brand Name” means all registrations for trademarks, trade names, brand names, and service marks owned by CPT or any of its Subsidiaries that are material to the business and operations of the business.

“CPT Representatives” means with respect to CPT, each of its Subsidiaries, and each of CPT’s and such Subsidiaries’ respective officers, directors, managers, employees, agents, counsel, accountants, investment bankers, financial advisors and authorized representatives.

“CPT Required Statutory Approvals” has the meaning set forth in Section 4.4(f) of this Agreement.

“CPT RSU” has the meaning set forth in Section 3.1(g) of this Agreement.

“CPT Stock Options” means options to acquire CPT Common Stock granted under or pursuant to any CPT Stock Plan or otherwise.

“CPT Stock Plans” means any plan or arrangement under which CPT grants equity-based awards.

“CPT Stockholders’ Meeting” means a meeting of the holders of CPT Common Stock to vote on the approval and adoption of this Agreement and the Merger.

“CPT Subsidiary Bylaws” has the meaning set forth in Section 4.3(c) of this Agreement.

“CPT Subsidiary Charters” has the meaning set forth in Section 4.3(c) of this Agreement.

“CPT Tax Opinion” has the meaning set forth in Section 7.2(e) of this Agreement.

“CPT Termination Fee” has the meaning set forth in Section 8.3(b) of this Agreement.

“CPT Unaudited Financial Statements” has the meaning set forth in Section 4.5(b) of this Agreement.

“CPT Unregistered Brand Name” means all (i) trademarks, trade names, brand names, and service marks for which CPT or any of its Subsidiaries that are the subjects of such trademarks, trade names, brand names, and service marks has filed an application with the U.S. Patent and Trademark Office or any foreign equivalent office and (ii) material trademarks, trade names, brand names, and service marks owned and used by CPT or any of its Subsidiaries but not registered or are the subject of any pending applications in any country anywhere in the world.

“CPT Voting Proposal” has the meaning set forth in Section 6.6(a) of this Agreement.

“CPT Warrant” has the meaning set forth in Section 3.1(f) of this Agreement.

“D&O Insurance” has the meaning set forth in Section 6.11(d) of this Agreement.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” has the meaning set forth in Section 3.1(d) of this Agreement.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Time” means the later of (i) the date and time the CPT Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such subsequent time as Parent, Inuvo and CPT shall agree and as shall be specified in the CPT Certificate of Merger), and (ii) the date and time the Inuvo Certificate of Merger is duly filed with the Secretary of State of the State of Nevada (or at such subsequent time as Parent, CPT and Inuvo shall agree and as shall be specified in the Inuvo Certificate of Merger).

“Environmental Law(s)” means any and all applicable international, federal, state, or local Laws or rule of common Law which regulate or relate to (i) the condition, protection or cleanup of the environment, or the preservation or protection of waterways, groundwater, surface water, drinking water, land, soil, air, wildlife, plants or other natural resources; (ii) the generation, manufacturing, labeling, use, treatment, storage, transportation, handling, disposal, presence or release of Hazardous Substances; (iii) the protection of public health or property; or (iv) impose Liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Toxic Substances Control Act, as amended, the Hazardous Materials Transportation Act, as amended, the Resource Conservation and Recovery Act, as amended, the Clean Water Act, as amended, California’s Proposition 65, the Clean Air Act, as amended, the Atomic Energy Act of 1954, as amended, and all analogous Laws promulgated or issued by any Governmental Entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 52 or 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a) of this Agreement.

“Exchange Agent Agreement” has the meaning set forth in Section 3.3(a) of this Agreement.

“Exchange Fund” has the meaning set forth in Section 3.3(a) of this Agreement.

“Exchanges” has the meaning set forth in the Recitals to this Agreement.

“Excluded CPT Matters” means any one or more of the following: (i) changes after the date hereof in Laws, rules or regulations of general applicability or interpretations thereof by a Governmental Entity; (ii) general changes after the date hereof in economic conditions, markets (including capital, financial, credit or securities) or political environment in general or general changes in the industry in which CPT operates generally; (iii) a change or proposed change in GAAP or the interpretation thereof; (iv) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, any other acts of war (whether declared or undeclared), sabotage, military action or any escalation or worsening thereof, earthquakes, hurricanes or similar catastrophes, or the occurrence of any other calamity or crisis, including an act of terrorism; (v) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, including any loss of or change in the relationship with employees, customers, partners, suppliers or other persons having business relationships with such Person; (vi) any action taken pursuant to this Agreement or at the express request of the other Party; or (vii) failure to meet internal projections or forecasts (provided, that the underlying causes of any such change shall not be excluded pursuant to this clause (vii)); provided, however, that any matter in subsections (i) or (ii) that disproportionately adversely affects CPT compared with other companies in the ecommerce industry in which CPT operates shall not be an Excluded CPT Matter.

“Excluded Inuvo Matters” means any one or more of the following: (i) changes after the date hereof in Laws, rules or regulations of general applicability or interpretations thereof by a Governmental Entity; (ii) general changes after the date hereof in economic conditions, securities markets in general in the United States or general changes in the industry in which Parent operates generally; (iii) a change or proposed change in GAAP or the interpretation thereof; (iv) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, any other acts of war (whether declared or undeclared), sabotage, military action or any escalation or worsening thereof, earthquakes, hurricanes or similar catastrophes, or the occurrence of any other calamity or crisis, including an act of terrorism; (v) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or the failure to take actions as a result of any terms or conditions set forth in this Agreement, including any loss of or change in the relationship with employees, customers, partners, suppliers or other persons having business relationships with such Person; (vi) any action taken pursuant to this Agreement or at the express request of the other party; (vii) failure to meet internal projections or forecasts (provided, that the underlying causes of any such change shall not be excluded pursuant to this clause (vii)), (viii) any change in Inuvo’s credit rating or any change affecting the rating outlook of Inuvo, or (ix) a change in the market price or trading volume of Inuvo Common Stock, in and of itself; provided, however, that any matter in subsections (i) or (ii) that disproportionately adversely affects Inuvo compared with other companies operating in the digital advertising industry in which Inuvo operates shall not be an Excluded Inuvo Matter.

“Execution Date” has the meaning set forth in the Preamble of this Agreement.

“Financing” means the receipt by Parent of at least $36 million in gross proceeds from the issuance and sale of its equity, debt and/or equity-linked securities on terms mutually reasonably agreeable to Inuvo and CPT in good faith.

“Financing Comfort Letter” has the meaning set forth in Section 4.27(a) of this Agreement.

“Fractional Share Cash Amount” has the meaning set forth in Section 3.1(b) of this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any foreign, federal, state, local or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority.

“Hazardous Substances” means any pollutant, chemical, chemical compound, waste, material or substance that is defined, classified or regulated, or controlled by any Environmental Law, whether solid, liquid or gas, and including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products, mixtures or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money; (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business); (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments; (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property); (vi) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease; (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, claim, lien, tax, right of first refusal, encumbrance, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

“Indemnified Directors and Officers” has the meaning set forth in Section 6.11(b) of this Agreement.

“Indemnified Parties” has the meaning set forth in Section 6.11(c) of this Agreement.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign and domestic, including: (i) patents, patent applications (including any provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any national phase PCT applications, PCT international applications, and all foreign counterparts), statutory invention certificates, copyrights, mask works, industrial designs, URLs, domain names, trademarks, service marks, logos, brand names, trade dress and trade names; (ii) all rights in, applications for, registrations of any of the foregoing; (iii) moral rights, rights to use a natural person’s name and likeness, publicity rights; (iv) all rights in and to trade secrets, confidential information, inventions, discoveries, improvements, modifications, know-how, techniques, methods, data, embodied or disclosed in any computer programs; product specifications; and manufacturing; and (v) all goodwill related to any of the foregoing.

“Inuvo Articles of Incorporation” has the meaning set forth in Section 5.1(b) of this Agreement.

“Inuvo Balance Sheet Date” means December 31, 2017.

“Inuvo Benefit Plans” means each employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of Inuvo or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Inuvo or any of its Subsidiaries or to which Inuvo or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which Inuvo or any of its Subsidiaries has or may have any Liability, including but not limited to each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, change in control, disability, death benefit, hospitalization, medical, fringe benefit or other plan, or program.

“Inuvo Board” means the Board of Directors of Inuvo.

“Inuvo Book-Entry Shares” has the meaning set forth in Section 3.2(a) of this Agreement.

“Inuvo Bridge Notes” means certain 10% senior subordinated unsecured convertible promissory notes issued by Inuvo in the original principal amount of up to $2,000,000, or such lesser amount thereof as may have been advanced thereunder, which shall be $1,000,000 at issuance, to CPT Investments, LLC, a California limited liability company (the “Inuvo Bridge Note Holder”), pursuant to which, Inuvo has agreed that (A) the Inuvo Bridge Note Holder may voluntarily convert such Inuvo Bridge Notes into shares of Inuvo Common Stock, and (B) all Inuvo Common Stock resulting from such conversion described in subsection (A) shall be afforded certain registration rights.

“Inuvo Bylaws” has the meaning set forth in Section 5.1(b) of this Agreement.

“Inuvo Cash Merger Consideration” has the meaning set forth in Section 3.2(a) of this Agreement.

“Inuvo Certificate” has the meaning set forth in Section 3.2(a) of this Agreement.

“Inuvo Certificate of Merger” has the meaning set forth in Section 2.3 of this Agreement.

“Inuvo Common Stock” means the common stock, $0.001 par value per share, of Inuvo.

“Inuvo Data Room” means the electronic data room hosted by Vault Rooms with such contents contained therein as of immediately prior to the execution of this Agreement.

“Inuvo Exchange Ratio” means 0.18877.

“Inuvo Financial Advisor” has the meaning set forth in Section 5.16 of this Agreement.

“Inuvo Financial Statements” has the meaning set forth in Section 5.5(a) of this Agreement.

“Inuvo Leases” has the meaning set forth in Section 5.25(b) of this Agreement.

“Inuvo Material Adverse Effect” means any fact, event, circumstance or effect, other than any Excluded Inuvo Matters, that, individually or together with all other such facts, events, circumstances and effects, (i) is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), capitalization, assets, Liabilities, or results of operations of Inuvo; or (ii) prevents, or would reasonably be expected to prevent, the ability of Inuvo to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

“Inuvo Material Contract” has the meaning set forth in Section 5.12 of this Agreement.

“Inuvo Material Leased Real Property” has the meaning set forth in Section 5.25(b) of this Agreement.

“Inuvo Material Licenses” has the meaning set forth in Section 5.18(b) of this Agreement.

“Inuvo Merger” has the meaning set forth in the Recitals to this Agreement.

“Inuvo Merger Consideration” means, collectively, the Inuvo Stock Merger Consideration and the Inuvo Cash Merger Consideration.

“Inuvo Merger Sub” has the meaning set forth in the Preamble of this Agreement.

“Inuvo Option Exchange Ratio” means 0.2370.

“Inuvo Owned Intellectual Property” means all material Intellectual Property owned by Inuvo.

“Inuvo Permits” has the meaning set forth in Section 5.9(a) of this Agreement.

“Inuvo Preferred Stock” means the preferred stock, $0.001 par value per share, of Inuvo.

“Inuvo Product” means any product, line of products or service which Inuvo or any of its Subsidiaries has marketed and/or sold in the preceding three (3) calendar years.

“Inuvo Registered Brand Name” means all registrations for trademarks, trade names, brand names, and service marks owned by Inuvo or any of its Subsidiaries that are material to the business and operations of the business.

“Inuvo Representatives” means Affiliates of Inuvo and each of its Subsidiaries, and each of their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives.

“Inuvo Required Statutory Approvals” has the meaning set forth in Section 5.4(c) of this Agreement.

“Inuvo RSU” has the meaning set forth in Section 3.2(e) of this Agreement.

“Inuvo SEC Documents” has the meaning set forth in Section 5.5(a) of this Agreement.

“Inuvo Separation Agreements” has the meaning set forth in Section 6.10(c) of this Agreement.

“Inuvo Stockholders’ Meeting” means a meeting of the holders of Inuvo Common Stock to vote on the Inuvo Voting Proposals.

“Inuvo Stock Merger Consideration” has the meaning set forth in Section 3.2(a) of this Agreement.

“Inuvo Stock Option” means any option to purchase Inuvo Stock granted under any Inuvo Stock Plan or otherwise.

“Inuvo Stock Plans” means any plan or arrangement under which Inuvo grants equity-based awards, including, without limitation, the Inuvo 2010 Equity Compensation Plan and the Inuvo 2017 Equity Compensation Plan.

“Inuvo Subsidiary Bylaws” has the meaning set forth in Section 5.3(c) of this Agreement.

“Inuvo Subsidiary Charters” has the meaning set forth in Section 5.3(c) of this Agreement.

“Inuvo Takeover Proposal” means any inquiry, proposal or offer from any Person relating to, or that is reasonably likely to lead to, directly or indirectly: (i) a merger, consolidation, tender offer, exchange offer, share exchange, business combination or other similar transaction involving Inuvo or any of Inuvo’s operating Subsidiaries that constitutes ten percent (10%) or more of the net revenues, net income or assets of Inuvo; (ii) the acquisition by any Person in any manner of a number of shares of any class of equity securities of Inuvo or any of Inuvo’s Subsidiaries equal to or greater than twenty-five percent (25%) of the number of such shares outstanding before such acquisition; or (iii) the acquisition by any Person in any manner (including by license or lease), directly or indirectly, of assets that constitute twenty-five percent (25%) or more of the net revenues, net income or assets of Inuvo (in each case, on a consolidated basis) in the case of each of the foregoing clauses (i)-(iii) other than the transactions contemplated by this Agreement.

“Inuvo Tax Opinion” has the meaning set forth in Section 7.3(d) of this Agreement.

“Inuvo Termination Fee” has the meaning set forth in Section 8.3(b) of this Agreement.

“Inuvo Unregistered Brand Name” means all (i) trademarks, trade names, brand names, and service marks for which CPT or any of its Subsidiaries that are the subjects of such trademarks, trade names, brand names, and service marks has filed an application with the U.S. Patent and Trademark Office or any foreign equivalent office and (ii) material trademarks, trade names, brand names, and service marks owned and used by CPT or any of its Subsidiaries but not registered or are the subject of any pending applications in any country anywhere in the world.

“Inuvo Voting Proposal” has the meaning set forth in Section 6.6(b) of this Agreement.

“IRS” means Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus to be sent to the holders of CPT Common Stock in connection with CPT Stockholders’ Meeting and to the holders of Inuvo Common Stock in connection with the Inuvo Stockholders’ Meeting.

“Knowledge” means, (i) with respect to CPT, Parent, CPT Merger Sub, and Inuvo Merger Sub, the actual knowledge or awareness of any of Robert Tallack, Raghunath Kilambi and Jeffrey S. Marks, John Gregg, Jack Thomsen and Haig Newton, and (ii) with respect to Inuvo, the actual knowledge or awareness of any of Richard K. Howe, Wallace D. Ruiz, John B. Pisaris, or Don Walker “Trey” Barrett III.

“Law” means, as to any Person, any statute, rule, regulation, ordinance, code, guideline, law, judicial decision, determination, order (including any injunction, judgment, writ, award or decree), or consent of the court, other Governmental Entity or arbitrator, in each case applicable to or binding upon such Person, including the conduct of its business, or any of its assets or revenues to which such Person or any of its assets or revenues are subject.

“Liability” or “Liabilities” mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, right of first refusal, option, conditional or installment sale agreement, charge or other claims of third parties of any kind.

“Mergers” has the meaning set forth in the Recitals to this Agreement.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“NASDAQ” means The NASDAQ, Inc.

“Non-Employee Options” has the meaning set forth in Section 6.16 of this Agreement.

“NRS” means the Nevada Revised Statutes.

“NYSE American” means the NYSE American Stock Exchange.

“Parent Bylaws” has the meaning set forth in Section 2.7 of this Agreement.

“Parent Certificate of Incorporation” has the meaning set forth in Section 2.7 of this Agreement.

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Options” has the meaning set forth in Section 6.10(c) of this Agreement.

“Parties” has the meaning set forth in the Preamble of this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Post Execution Date CPT Stock Issuances” has the meaning set forth in Section 6.1(b) of this Agreement.

“Proceeding(s)” means any claims, controversies, demands, actions, lawsuits, investigations, proceedings or other disputes, formal or informal, including any by, involving or before any arbitrator or any Governmental Entity.

“Proposal Period” has the meaning set forth in Section 6.12(b)(ii) of this Agreement.

“Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Required CPT Stockholder Vote” has the meaning set forth in Section 4.4(a) of this Agreement.

“Required Inuvo Stockholder Vote” has the meaning set forth in Section 5.4(a) of this Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Inuvo Proposal” means any written offer made by a third party not in violation of Section 6.12 that if consummated would result in such third party acquiring, directly or indirectly, a majority of Inuvo Common Stock or a majority of the assets of Inuvo and Inuvo’s Subsidiaries, (i) for consideration that the Inuvo Board determines in its good faith judgment (following consultation with an independent financial advisor) to be superior from a financial point of view to the holders of Inuvo Common Stock than the transactions contemplated by this Agreement (based on the advice of the Inuvo Financial Advisor), taking into account all the terms and conditions of such proposal, this Agreement and any proposal by Parent to amend the terms of this Agreement as permitted hereunder; and (ii) that, in the good faith judgment of the Inuvo Board, is reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal.

“Superior Proposal Notice” has the meaning set forth in Section 6.12(b)(ii) of this Agreement.

“Support Agreements” means has the meaning set forth in the Recitals of this Agreement.

“Takeover Law” has the meaning set forth in Section 6.15 of this Agreement.

“Tax” or “Taxes” means all taxes of whatever kind or nature, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, estimated, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts), whether disputed or not, imposed by any Governmental Entity (domestic or foreign).

“Tax Returns” means any report, return (including information return or declaration of estimated Taxes), claim for refund, or statement relating to Taxes filed or required to be filed with any Governmental Entity, including any schedule or attachment thereto, and including any amendments thereof.

“Termination Date” has the meaning set forth in Section 8.1(b)(i) of this Agreement.

“TSX” means the Toronto Stock Exchange.

Section 1.2 Construction. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other gender, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”, (d) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s) and (f) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (a) any document, instrument or agreement (including this Agreement) include (1) all exhibits, schedules and other attachments thereto, (2) all documents, instruments or agreements issued or executed in replacement thereof and (3) such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (b) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect through the Closing Date. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement will not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. All accounting terms not specifically defined herein will be construed in accordance with GAAP.

ARTICLE II
THE MERGERS

Section 2.1 The CPT Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, CPT Merger Sub shall be merged with and into CPT at the Effective Time. Following the Effective Time, the separate corporate existence of CPT Merger Sub shall cease and CPT shall continue as the corporation surviving the CPT Merger and as a result of the CPT Merger shall become a wholly-owned subsidiary of Parent and shall continue its corporate existence under the DGCL.

Section 2.2 The Inuvo Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the NRS, Inuvo Merger Sub shall be merged with and into Inuvo at the Effective Time. Following the Effective Time, the separate corporate existence of Inuvo Merger Sub shall cease and Inuvo shall continue as the corporation surviving the Inuvo Merger and as a result of the Inuvo Merger shall become a wholly-owned subsidiary of Parent and shall continue its corporate existence under the NRS.

Section 2.3 Closings; Effective Time. The closings of the CPT Merger and the Inuvo Merger (collectively, the “Closings”) shall take place at 10:00 a.m. (Pacific time) at the offices of Troutman Sanders LLP, 5 Park Plaza, Irvine, California 92614, unless another place is agreed to in writing by the Parties on the second (2nd) Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VII (excluding conditions that, by their nature, cannot be satisfied until the Closings, but subject to the continued satisfaction or, to the extent provided by Law and this Agreement, waiver of those conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties (the actual date at 10:00 a.m. (Pacific time) of the Closings being referred to herein as the “Closing Date”). On the Closing Date and subject to the terms and conditions hereof, the Parties shall cause the CPT Merger and the Inuvo Merger to be consummated by filing (i) a CPT Certificate of Merger, in substantially the form attached hereto as Exhibit B (the “CPT Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware, and (ii) an Inuvo Certificate of Merger, in substantially the form attached hereto as Exhibit C (the “Inuvo Certificate of Merger”), executed in accordance with the relevant provisions of the NRS, with the Secretary of State of the State of Nevada. The CPT Merger and the Inuvo Merger shall become effective at the Effective Time.

Section 2.4 Effect of the CPT Merger. At the Effective Time, the effect of the CPT Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of CPT and CPT Merger Sub shall vest in CPT, and all debts, Liabilities and duties of CPT and CPT Merger Sub shall become the debts, Liabilities and duties of CPT.

Section 2.5 Effect of the Inuvo Merger. At the Effective Time, the effect of the Inuvo Merger shall be as provided in the applicable provisions of the NRS. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Inuvo and Inuvo Merger Sub shall vest in Inuvo, and all debts, Liabilities and duties of Inuvo and Inuvo Merger Sub shall become the debts, Liabilities and duties of Inuvo.

Section 2.6    Directors and Officers of Parent and Parent Subsidiaries.

(a) CPT shall cause the individuals set forth on Schedule 2.6(a) attached hereto to be the directors of Parent and each of its Subsidiaries upon the Effective Time, including two directors of Parent that are designated by Inuvo prior to the Effective Time, one of whom shall be the non-executive chairman of the board of Parent and one of whom shall be “independent” as defined by NASDAQ, and such persons shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of Parent or as otherwise provided by Law.

(b) CPT shall cause the individuals set forth on Schedule 2.6(b) attached hereto to be the officers of Parent and each of its Subsidiaries upon the Effective Time and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of Parent or as otherwise provided by Law.

Section 2.7 Organizational and Governing Documents of Parent. Subject to the consummation of the Mergers, Parent and CPT, as the sole stockholder of Parent, shall take all requisite actions to cause the certificate of incorporation of Parent (the “Parent Certificate of Incorporation”) and the bylaws of Parent (the “Parent Bylaws”), each in effect immediately prior to the Effective Time to be in substantially in the forms attached to this Agreement as Schedule 2.7(a) and Schedule 2.7(b). The name of Parent immediately after the Effective Time shall be “ConversionPoint Technologies, Inc.”

Section 2.8 Effect on Parent Capital Stock. At the Effective Time, each share of capital stock of Parent issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of capital stock of Parent owned by CPT shall be surrendered to Parent without payment therefor and canceled by Parent with no consideration exchanged therefor.

ARTICLE III
EFFECT ON CAPITAL STOCK; EXCHANGE PROCEDURES

Section 3.1 The CPT Merger.

(a) CPT Merger Consideration. Pursuant to the CPT Merger, each share of CPT Common Stock outstanding immediately prior to the Effective Time (other than (i) shares of CPT Common Stock held in CPT’s treasury, which shall be cancelled pursuant to Section 3.1(c), (ii) shares of CPT Common Stock held by CPT Merger Sub, which shall be cancelled pursuant to Section 3.1(c) and (iii) Dissenting Shares) shall by virtue of the CPT Merger and without any action on the part of the CPT Merger Sub, CPT or the holder thereof, be converted into and become that number of shares of Parent Common Stock equal to the CPT Exchange Ratio (subject to adjustment for any stock split, reverse split, stock dividend or other similar distribution with respect to CPT Common Stock) (the “CPT Merger Consideration”). All such shares of CPT Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of uncertificated CPT Common Stock represented in book-entry form (“CPT Book-Entry Shares”) or a certificate representing any such shares of CPT Common Stock (each, a “CPT Certificate”) shall cease to have any ownership or other rights with respect thereto, except the right to receive the shares of Parent Common Stock, in each case upon (i) the receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of CPT Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) the surrender of such CPT Certificate in accordance with Section 3.3 and without any interest thereon. Pursuant to the CPT Merger, at the Effective Time, each share of common stock of CPT Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the CPT Merger and without any action on the part of the holder thereof, be converted into and exchanged for one share of CPT Common Stock. The separate existence and corporate organization of CPT Merger Sub shall cease upon the Effective Time.

(b) Fractional Shares. No fraction of a share of Parent Common Stock shall be issued in connection with the conversion of CPT Common Stock in the CPT Merger and the distribution of Parent Common Stock in respect thereof, but in lieu of such fraction, the Exchange Agent shall make a cash payment (without interest and subject to the payment of any applicable withholding Taxes) equal to the same fraction of the market value of a full share of Parent Common Stock, computed on the basis of the mean of the high and low sales prices of Parent Common Stock as reported on the NASDAQ Capital Market on the first full day on which the Parent Common Stock is traded on the NASDAQ Capital Market after the [Effective Time/Closing] (the “Fractional Share Cash Amount”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding-off for purposes of simplifying the corporate and accounting complexities which would otherwise be caused by the issuance of fractional shares.

(c) Treasury Shares. At the Effective Time, each share of capital stock held in the treasury of CPT and each share of CPT Common Stock held by CPT Merger Sub shall, by virtue of the CPT Merger and without any action on the part of CPT or CPT Merger Sub be canceled, retired and cease to exist and no payment shall be made with respect thereto.

(d) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, shares of CPT Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders who shall have complied with the provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or represent a right to receive the applicable CPT Exchange Ratio, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until the applicable holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or otherwise loses such holder’s rights to receive payment of the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL. If, after the Effective Time, any such holder fails to comply with the provisions of Section 262 of the DGCL or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the CPT Effective Time into the right to receive the applicable CPT Exchange Ratio and the Parent shall remain liable for payment of the CPT Exchange Ratio with respect to such Dissenting Shares. Notwithstanding anything to the contrary contained in this Section 3.1(d), if this Agreement is terminated prior to the Effective Time, then the right of any holder of CPT Common Stock to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. CPT shall give Parent notice of any written demands for appraisal of CPT Common Stock received by CPT under Section 262 of the DGCL, and shall give Parent the opportunity to participate in all negotiations and Proceedings with respect thereto. CPT shall not, except with the prior written consent of Parent and Inuvo, (i) make any payment with respect to any such demands for appraisal or (ii) offer to settle or settle any such demands.

(e) CPT Stock Options. CPT and Parent shall take all actions reasonably necessary (including any required notices by CPT) to provide that, effective as of the Effective Time, each outstanding option to purchase CPT Common Stock (a “CPT Stock Option”) will be assumed by Parent. Each CPT Stock Option assumed by Parent will continue to have, and be subject to, the same material terms and conditions of such option immediately prior to the Effective Time, except that (i) each CPT Stock Option will be exercisable for a number of shares of Parent Common Stock equal to the product of the number of CPT Common Stock that would have been issuable upon exercise of the CPT Stock Option outstanding immediately prior to the Effective Time multiplied by the CPT Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of such assumed CPT Stock Option will be equal to the quotient determined by dividing the per share exercise price for such CPT Stock Option outstanding immediately prior to the Effective Time by the CPT Exchange Ratio, rounded up to the nearest whole cent. The exercise price and the number of shares purchasable pursuant to the assumed CPT Stock Options as well as the terms and conditions of exercise of such assumed options shall be designed to comply with Sections 424(a) and 409A of the Code. Any restriction on the exercisability of such CPT Stock Option will continue in full force and effect, and the term, exercisability, vesting schedule or other provisions of such CPT Stock Option will remain unchanged. The CPT Merger will not terminate any of the outstanding CPT Stock Options or accelerate the exercisability or vesting of such CPT Stock Options or the shares of Parent Common Stock underlying the CPT Stock Options upon Parent’s assumption thereof in the CPT Merger.

(f) Treatment of CPT Warrants. To the extent the CPT Warrants have not been terminated in accordance with their terms, at the Effective Time, (i) each outstanding warrant to purchase CPT Common Stock (a “CPT Warrant”) shall by virtue of the CPT Merger be assumed by Parent subject to the terms of such CPT Warrant and (ii) CPT shall take all actions reasonably necessary, including any required notices by CPT, to provide that, effective as of the Effective Time, each outstanding CPT Warrant will be assumed by Parent. Each CPT Warrant assumed by Parent will continue to have, and be subject to, the same terms and conditions of such warrant immediately prior to the Effective Time, except that (A) each CPT Warrant will be exercisable for a number of shares of Parent Common Stock equal to the product of the number of CPT Common Stock that would have been issuable upon exercise of the CPT Warrant outstanding immediately prior to the Effective Time multiplied by the CPT Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (B) the per share exercise price for the Parent Common Stock issuable upon exercise of such assumed CPT Warrant will be equal to the quotient determined by dividing the per share exercise price for such CPT Warrant outstanding immediately prior to the Effective Time by the CPT Exchange Ratio, rounded up to the nearest whole cent. Any restriction on the exercisability of such CPT Warrant will continue in full force and effect, and the term, exercisability or other provisions of such CPT Warrant will remain unchanged. Consistent with the terms of the CPT Warrants, the CPT Merger will not accelerate the exercisability of such CPT Warrants or the shares of Parent Common Stock underlying the CPT Warrants upon Parent’s assumption thereof in the CPT Merger.

(g) Treatment of CPT RSUs. To the extent the CPT RSUs have not been terminated in accordance with their terms, at the Effective Time, CPT shall cause each outstanding restricted stock unit to purchase CPT Common Stock (each, a “CPT RSU”) by virtue of the CPT Merger to vest in full so to no longer be subject to any forfeiture or vesting requirements, and all such shares of CPT Common Stock shall be considered outstanding shares for all purposes of this Agreement, including, without limitation, for purposes of the right to receive the CPT Merger Consideration with respect thereto. The CPT Board (or, if appropriate, any committee thereof administering the CPT Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing.

Section 3.2 The Inuvo Merger.

(a) Inuvo Merger Consideration. Pursuant to the Inuvo Merger, each share of Inuvo Common Stock outstanding immediately prior to the Effective Time (other than (i) shares of Inuvo Common Stock held in Inuvo’s treasury, which shall be cancelled pursuant to Section 3.2(c), and (ii) shares of Inuvo Common Stock held by Inuvo Merger Sub, which shall be cancelled pursuant to Section 3.2(c)) shall by virtue of the Inuvo Merger and without any action on the part of the Inuvo Merger Sub, Inuvo or the holder thereof, be converted into and represent the right to receive (1) that number of shares of Parent Common Stock equal to the Inuvo Exchange Ratio (the “Inuvo Stock Merger Consideration”), and (2) $0.45 in cash (the “Inuvo Cash Merger Consideration”) (both (1) and (2) subject to adjustment for any stock split, reverse split, stock dividend or other similar distribution with respect to Inuvo Common Stock). All such shares of Inuvo Common Stock, when so converted and paid for in accordance with the preceding sentence, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of uncertificated Inuvo Common Stock represented in book-entry form (“Inuvo Book-Entry Shares”) or a certificate (each, an “Inuvo Certificate”) representing any such shares of Inuvo Common Stock shall cease to have any ownership or other rights with respect thereto, except the right to receive the shares of Parent Common Stock and the Inuvo Cash Merger Consideration, in each case upon (i) the receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Inuvo Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent or (ii) the surrender of such Inuvo Certificate in accordance with Section 3.3 and without any interest thereon. Pursuant to the Inuvo Merger, at the Effective Time, each share of common stock of Inuvo Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Inuvo Merger and without any action on the part of the holder thereof, be converted into and exchanged for one share of Inuvo Common Stock. The separate existence and corporate organization of Inuvo Merger Sub shall cease upon the Effective Time.

(b) Fractional Shares. No fraction of a share of Parent Common Stock shall be issued in connection with the conversion of Inuvo Common Stock in the Inuvo Merger and the distribution of Parent Common Stock in respect thereof, but in lieu of such fraction, the Exchange Agent shall make a cash payment (without interest and subject to the payment of any applicable withholding Taxes) equal to the Fractional Share Amount. Parent and Inuvo agree to use their best efforts to cause the Inuvo Merger to be consummated in accordance with the terms of this Agreement. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding-off for purposes of simplifying the corporate and accounting complexities which would otherwise be caused by the issuance of fractional shares.

(c) Treasury Shares. At the Effective Time, each share of capital stock held in the treasury of Inuvo and each share of Inuvo Common Stock held by Inuvo Merger Sub shall, by virtue of the Inuvo Merger and without any action on the part of Inuvo or Inuvo Merger Sub be canceled, retired and cease to exist and no payment shall be made with respect thereto.

(d) Inuvo Stock Options. Inuvo and Parent shall take all actions reasonably necessary (including any required notices by Inuvo) to provide that, effective as of the Effective Time, each outstanding option to purchase Inuvo Common Stock (a “Inuvo Stock Option”) will be assumed by Parent. Each Inuvo Stock Option assumed by Parent will continue to have, and be subject to, the same material terms and conditions of such option immediately prior to the Effective Time, except that (i) each Inuvo Stock Option will be exercisable for a number of shares of Parent Common Stock equal to the product of the number of Inuvo Common Stock that would have been issuable upon exercise of the Inuvo Stock Option outstanding immediately prior to the Effective Time multiplied by the Inuvo Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of such assumed Inuvo Stock Option will be equal to the quotient determined by dividing the per share exercise price for such Inuvo Stock Option outstanding immediately prior to the Effective Time by the Inuvo Option Exchange Ratio, rounded up to the nearest whole cent. The exercise price and the number of shares purchasable pursuant to the assumed Inuvo Stock Options as well as the terms and conditions of exercise of such assumed options shall be designed to comply with Sections 424(a) and 409A of the Code. Any restriction on the exercisability of such Inuvo Stock Option will continue in full force and effect, and the term, exercisability, vesting schedule or other provisions of such Inuvo Stock Option will remain unchanged. Except as provided in the Inuvo Separation Agreements, the Inuvo Merger will not terminate any of the outstanding Inuvo Stock Options or accelerate the exercisability or vesting of such Inuvo Stock Options or the shares of Parent Common Stock (or prior to the Effective Time, Inuvo Common Stock) underlying the Inuvo Stock Options upon Parent’s assumption thereof in the Inuvo Merger.

(e) Treatment of Inuvo RSUs. To the extent the Inuvo Restricted Stock Units have not been terminated in accordance with their terms, at the Effective Time, Invuo shall cause each outstanding restricted stock unit to purchase Inuvo Common Stock (each, an “Inuvo RSU”) to vest in full so to no longer be subject to any forfeiture or vesting requirements, and all such shares of Inuvo Common Stock shall be considered outstanding shares for all purposes of this Agreement, including, without limitation, for purposes of the right to receive the Inuvo Merger Consideration with respect thereto. The Inuvo Board (or, if appropriate, any committee thereof administering the Inuvo Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing.

Section 3.3 CPT Merger and Inuvo Merger Exchange Procedures.

(a) Exchange Agent. Prior to the mailing of the Joint Proxy Statement/Prospectus, Parent shall appoint a bank or trust reasonably acceptable to CPT and Inuvo to act as exchange agent (the “Exchange Agent”) for the payment of the CPT Merger Consideration and the Inuvo Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement, which Exchange Agent Agreement shall be subject to the reasonable approval of CPT and Inuvo. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of CPT Common Stock and Inuvo Common Stock, for exchange in accordance with this Article III through the Exchange Agent (i) evidence of Parent Common Stock in book-entry or certificate form representing the number of shares of Parent Common Stock sufficient to deliver the applicable CPT Merger Consideration and Inuvo Stock Merger Consideration and (ii) an amount of cash sufficient to make the Inuvo Cash Merger Consideration and Fractional Share Cash Amount payments in accordance with Sections 3.2(a) and 3.2(b) (collectively, the “Exchange Fund”). Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay any dividends and other distributions pursuant to Section 3.3(c). The Exchange Agent shall promptly deliver the applicable CPT Merger Consideration and Inuvo Merger Consideration from the Exchange Fund to the former CPT and Inuvo stockholders who are entitled thereto pursuant to Section 3.1 and Section 3.2. Except as contemplated by Section 3.3(c) and Section 3.3(e), the Exchange Fund shall not be used for any other purpose. Parent shall pay all charges and expenses, including those of the Exchange Agent, incurred by it in connection with (i) the exchange of CPT Common Stock for the CPT Merger Consideration, (ii) the exchange of Inuvo Common Stock for the Inuvo Merger Consideration, and (iii) other amounts contemplated by this Article III.

(b) Surrender of CPT Certificates, Inuvo Certificates and Inuvo Book-Entry Shares. Promptly after the Effective Time, but in no event later than three (3) Business Days after the Effective Time, Parent shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the shares of CPT Common Stock or Inuvo Common Stock, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the CPT Certificates and Inuvo Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent), and instructions for use in effecting the surrender of the CPT Certificates, Inuvo Certificates, CPT Book-Entry Shares, or Inuvo Book-Entry Shares pursuant to such letter of transmittal. Upon surrender of a CPT Certificate, CPT Book-Entry Shares, Inuvo Certificate or Inuvo Book-Entry Shares to the Exchange Agent, together with such other documents as may reasonably be required by Parent or the Exchange Agent, the holder of such CPT Certificate, CPT Book-Entry Shares, Inuvo Certificate or Inuvo Book-Entry Shares shall be entitled to receive in exchange therefor the CPT Merger Consideration, Inuvo Stock Merger Consideration and the Inuvo Cash Merger Consideration, as the case may be, into which the shares represented by the CPT Certificates, CPT Book-Entry Shares, Inuvo Certificates or Inuvo Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which the CPT Certificates, CPT Book-Entry Shares, the Inuvo Certificates or Inuvo Book-Entry Shares become entitled in accordance with Section 3.3(c), if any, and the CPT Certificate, CPT Book-Entry Shares, Inuvo Certificate or Inuvo Book-Entry Share so surrendered shall forthwith be cancelled and exchanged as provided in this Article III. No interest will be paid or will accrue on any cash payable pursuant to Section 3.3(c) or Section 3.3(e).

(c) Dividends and Distributions; Treatment of Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to any holder of any unsurrendered share of CPT Common Stock or Inuvo Common Stock who is entitled to receive Parent Common Stock upon such surrender, and no Fractional Share Cash Amount payment in respect of fractional shares shall be paid to any such holder pursuant to Section 3.3(e), unless and until the holder of such CPT Common Stock or Inuvo Common Stock shall surrender such CPT Common Stock or Inuvo Common Stock in accordance with Section 3.3(b).

(d) Full Satisfaction. The CPT Merger Consideration and the Inuvo Merger Consideration delivered upon surrender of CPT Common Stock and Inuvo Common Stock in accordance with the terms of this Agreement (including any cash paid pursuant to Section 3.3 (c)) shall be deemed to have been paid in full satisfaction of all rights pertaining to the such CPT Common Stock and Inuvo Common Stock.

(e) Termination of Fund. Any portion of the Exchange Fund which remains undistributed to the holders of CPT Common Stock and Inuvo Common Stock twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and, from and after such delivery to Parent, any holders of CPT Common Stock or Inuvo Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent for the CPT Merger Consideration, Inuvo Stock Merger Consideration and the Inuvo Cash Merger Consideration payable in respect of such CPT Common Stock and Inuvo Common Stock and any cash paid in respect of the Fractional Share Cash Amount and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon. Neither Parent, the Exchange Agent, CPT nor Inuvo shall be liable to any holder of CPT Common Stock or Inuvo Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) Lost, Stolen or Destroyed CPT Certificates and Inuvo Certificates. If any CPT Certificate or Inuvo Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such CPT Certificate or Inuvo Certificate to be lost, stolen or destroyed and, if required by Parent or Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or Exchange Agent may direct as indemnity against any claim that may be made against Parent with respect to such CPT Certificate or Inuvo Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed CPT Certificate or Inuvo Certificate the CPT Merger Consideration, Inuvo Stock Merger Consideration and/or the Inuvo Cash Merger Consideration, as case may be, payable in respect of the CPT Common Stock or Inuvo Common Stock represented by such CPT Certificate or Inuvo Certificate, any cash paid in respect of the Fractional Share Cash Amount and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(c), in each case, without any interest thereon.

(g) Withholding Taxes. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of CPT Common Stock or Inuvo Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of CPT Common Stock or Inuvo Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

(h) Exchange Fund Cash. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Parent, on a daily basis; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. No investment or loss on the investment of the Exchange Fund in accordance with the preceding sentence shall affect the amounts payable to the holder of CPT Common Stock or Inuvo Common Stock pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 3.3(f). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(i) No Further Ownership Rights in Shares. From and after the Effective Time, the stock transfer books of CPT and Inuvo shall be closed, and there shall be no further registration of transfers on the stock transfer books of Parent of CPT Common Stock or Inuvo Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, all holders of CPT Certificates, CPT Book-Entry Shares, Inuvo Certificates and/or Inuvo Book-Entry Shares shall cease to have any rights as CPT and Inuvo stockholders other than the right to receive the CPT Exchange Ratio or Inuvo Stock Merger Consideration and the Inuvo Cash Merger Consideration into which the shares represented by such CPT Certificates, CPT Book-Entry Shares, Inuvo Certificates and/or Inuvo Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such CPT Certificates, CPT Book-Entry Shares, Inuvo Certificates and/or Inuvo Book-Entry Shares in accordance with Section 3.3(b) (together with the Inuvo Cash Merger Consideration amount, Fractional Share Cash Amount and any dividends or other distributions to which such CPT Certificates, CPT Book-Entry Shares, Inuvo Certificates and/or Inuvo Book-Entry Shares become entitled in accordance with Section 3.3(c)), without interest. If, after the Effective Time, any CPT Certificates, CPT Book-Entry Shares, Inuvo Certificates and/or Inuvo Book-Entry Shares formerly representing CPT Common Stock or Inuvo Common Stock are presented to the Parent or the Exchange Agent for any reason, such CPT Certificates, Inuvo Certificates or Inuvo Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares. Any cash paid in respect of the Fractional Share Cash Amount and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.5(c), in each case, net of any required withholding for Taxes and without any interest thereon.

Section 3.4 Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding CPT Common Stock or Inuvo Common Stock shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the CPT Merger Consideration (including the CPT Exchange Ratio), Inuvo Stock Merger Consideration (including the Inuvo Exchange Ratio) and Inuvo Cash Merger Consideration and any other dependent items shall be appropriately adjusted to provide to the holders of CPT Common Stock and Inuvo Common Stock the same economic and proportional effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the CPT Merger Consideration, Inuvo Stock Merger Consideration, Inuvo Cash Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence; provided, however, that nothing in this Section 3.4 shall be constrained to permit CPT, Inuvo or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.5 Reservation of Stock. Prior to the Effective Time, CPT shall cause Parent to take all necessary action to reserve for future issuance shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to the CPT Options, CPT Warrants, CPT RSUs, Inuvo Options, and Inuvo RSUs as a result of the actions contemplated by this Article III.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CPT, PARENT, CPT MERGER SUB AND INUVO MERGER SUB

Except for the disclosures expressly set forth in the correspondingly numbered Section of the disclosure letter of CPT delivered to Inuvo concurrently with the parties’ execution of this Agreement (the “CPT Disclosure Schedule”), CPT, Parent, CPT Merger Sub and Inuvo Merger Sub jointly represent and warrant to Inuvo as follows:

Section 4.1 Organization and Qualification.

(a) Each of CPT, Parent, CPT Merger Sub and Inuvo Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. Each of CPT, Parent, CPT Merger Sub and Inuvo Merger Sub is duly licensed or qualified to do business, and is in good standing, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a CPT Material Adverse Effect. Section 4.1(a) of the CPT Disclosure Schedule lists each jurisdiction in which CPT is qualified to do business as a foreign entity.

(b) Complete, true and correct copies of CPT’s certificate of incorporation, as amended (the “CPT Certificate of Incorporation”), and bylaws, as amended (the “CPT Bylaws”), a have been made available to Inuvo in the CPT Data Room. The CPT Certificate of Incorporation and the CPT Bylaws are in full force and effect. CPT is not in violation of any provision of the CPT Certificate of Incorporation or the CPT Bylaws. CPT has made available to Inuvo in the CPT Data Room copies of the charters of each committee of CPT’s Board of Directors and any code of conduct or similar policy adopted by CPT.

(c) Complete, true and correct copies of Parent’s, CPT Merger Sub’s and Inuvo Merger Sub’s certificate of incorporation or articles of incorporation and bylaws have been made available to Inuvo in the CPT Data Room, are in full force and effect, and neither Parent, nor CPT Merger Sub or Inuvo Merger Sub, is in violation of any provision of its respective certificate of incorporation or articles of incorporation and bylaws.

Section 4.2 Capitalization.

(a) The authorized capital stock of CPT consists of 100,000,000 shares of CPT Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (“CPT Preferred Stock”). As of the Execution Date, (i) 14,087,862 shares of CPT Common Stock were issued and outstanding, (ii) no shares of CPT Preferred Stock were issued or outstanding, (iii) no shares of CPT Common Stock were held in the treasury of CPT, (iv) 1,997,500 shares of CPT Common Stock were reserved for issuance upon exercise of CPT Stock Options, (v) 693,998 shares of CPT Common Stock were reserved for issuance upon exercise of CPT Warrants, (vi) 928,893 shares of CPT Common Stock were reserved for issuance upon exercise of CPT RSUs, and (vii) 828,813 shares of CPT Common Stock were reserved for issuance upon conversion of CPT Convertible Notes. As of October 31, 2018, the Company had $3,694,484 in principal and interest outstanding under Convertible Promissory Notes (“CPT Convertible Notes”). Each issued and outstanding share of capital stock of CPT is, and each share of CPT Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable. All of the issued and outstanding shares of capital stock of CPT were issued in compliance with applicable Laws. None of the issued and outstanding shares of capital stock of CPT were issued in violation of any agreement, arrangement or commitment to which CPT is a party or is subject to or in violation of any preemptive or similar rights of any Person. All of the issued and outstanding shares of CPT Common Stock are owned of record by the Persons set forth in Section 4.2(a) of the CPT Disclosure Schedule. Since the CPT Balance Sheet Date, there are no dividends or distributions which have accrued or been declared but are unpaid upon any of CPT’s capital stock.

(b) Except for CPT Stock Options set forth in Section 4.2(c) of CPT Disclosure Schedule, CPT Warrants set forth in Section 4.2(d) of CPT Disclosure Schedule, and CPT Convertible Notes, as of the date hereof, there are no outstanding subscriptions, options, calls, Contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating CPT or any Subsidiary of CPT to issue, deliver or sell, or cause to be issued, delivered or sold, CPT Common Stock or CPT Preferred Stock or obligating CPT or any Subsidiary of CPT to grant, extend or enter into any such agreement or commitment. Except as set forth in Section 4.2(b) of the CPT Disclosure Schedule, as of the date hereof, there are no obligations, contingent or otherwise, of CPT or its Subsidiaries to (i)  repurchase, redeem or otherwise acquire any CPT Common Stock or CPT Preferred Stock or the capital stock or other equity interests of any Subsidiary of CPT or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a CPT Subsidiary. Except as set forth in Section 4.2(b) of the CPT Disclosure Schedule, there are no outstanding stock appreciation rights or similar derivative securities or rights of CPT or any of its Subsidiaries. There are no bonds, debentures, notes or other Indebtedness of CPT having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of CPT may vote. Except as set forth in Section 4.2(b) of the CPT Disclosure Schedule, there are no voting trusts, irrevocable proxies or other agreements or understandings to which CPT or any Subsidiary of CPT is a party or is bound with respect to the voting of any CPT Common Stock or CPT Preferred Stock. Except as set forth in Section 4.2(b) of the CPT Disclosure Schedule, CPT has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired).

(c) Section 4.2(c) of the CPT Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding CPT Stock Options, including the date of grant, the number of shares of CPT Common Stock subject to each such option, the exercise price per share of CPT Common Stock, the exercise and vesting schedule, the number of shares of CPT Common Stock remaining subject to each such option, the CPT Stock Options that are incentive stock options for purposes of the Code, and the maximum term of each such option. Complete and correct copies of (i) all written agreements, including amendments thereto, evidencing the grant of CPT Stock Options and (ii) all the CPT Board consents approving each CPT Stock Option, including the written agreement and amendments thereto, have been made available to Inuvo in the CPT Data Room. None of the CPT Stock Options were granted with exercise prices below fair market value on the date of grant. All CPT Stock Options have been validly issued and properly approved by the CPT Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the CPT Financial Statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to such grants.

(d) CPT has previously made available to Inuvo in the CPT Data Room complete and correct copies of each CPT Warrant. Section 4.2(d) of the CPT Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding CPT Warrants, including the date of issuance, the number of shares of CPT Common Stock subject to each such warrant, the exercise price per share of CPT Common Stock, the exercise and vesting schedule, the number of shares of CPT Common Stock remaining subject to each such warrant, and the maximum term of each such warrant. Complete and correct copies of the relevant forms of written agreements, including forms of amendments thereto, evidencing the issuance of CPT Warrants have been made available to Inuvo in the CPT Data Room. All CPT Warrants have been validly issued and properly approved by the CPT Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the CPT Financial Statements in accordance with GAAP.

(e) Section 4.2(e) of the CPT Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding CPT RSUs, including the date of grant, the number of shares of CPT Common Stock subject to each such restricted stock unit, the exercise price per share of CPT Common Stock, the exercise and vesting schedule, the number of shares of CPT Common Stock remaining subject to each such restricted stock unit, and the maximum term of each such restricted stock unit. All CPT RSUs have been validly issued and properly approved by the CPT Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the CPT Financial Statements in accordance with GAAP.

(f) Section 4.2(f) of the CPT Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding CPT Convertible Notes, including the date of issuance, and the principal and interest outstanding thereunder as of one day prior to the date hereof. Complete and correct copies of (i) all written agreements, including amendments thereto, evidencing the issuance of CPT Convertible Notes, and (ii) all the CPT Board consents approving each CPT Convertible Notes, including the written agreement and amendments thereto, have been made available to Inuvo in the CPT Data Room. All CPT Convertible Notes have been validly issued and properly approved by the CPT Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the CPT Financial Statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to such grants.

(g) Section 4.2(g) of the CPT Disclosure Schedule sets forth the capitalization of Parent, CPT Merger Sub, and Inuvo Merger Sub as of the date hereof.

(h) Since their respective dates of incorporation, none of Parent, CPT Merger Sub, and Inuvo Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary hereto.

Section 4.3 Subsidiaries.

(a) Section 4.3(a) of the CPT Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all Subsidiaries of CPT. Each Subsidiary of CPT (including without limitation Parent, CPT Merger Sub and Inuvo Merger Sub) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of CPT is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except where such failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a CPT Material Adverse Effect.

(b) All of the outstanding shares of capital stock or other equity interests of each Subsidiary of CPT are validly issued, fully paid, nonassessable and free of preemptive rights and are wholly-owned directly or indirectly by CPT. All of the issued and outstanding shares of capital stock of each Subsidiary of CPT were issued in compliance with applicable Laws. None of the issued and outstanding shares of capital stock of any Subsidiary of CPT were issued in violation of any agreement, arrangement or commitment to which any Subsidiary of CPT or CPT is a party or is subject to or in violation of any preemptive or similar rights of any Person. There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of CPT, including any right of conversion or exchange under any outstanding security, instrument or agreement. CPT has no material investment in any entity other than its Subsidiaries.

(c) CPT has heretofore furnished to Inuvo in the CPT Data Room a complete and correct copy of each of CPT’s Subsidiaries’ Articles of Incorporation, Certificate of Incorporation, Articles of Organization or Operating Agreement, as the case may be (collectively, the “CPT Subsidiary Charters”), and Bylaws (collectively, the “CPT Subsidiary Bylaws”), each as amended to date. The CPT Subsidiary Charters and the CPT Subsidiary Bylaws are in full force and effect. CPT’s Subsidiaries are not in violation of any provision of the applicable CPT Subsidiary Charters or the applicable CPT Subsidiary Bylaws. CPT has made available to Inuvo in the CPT Data Room copies of the charters of each committee of the Board of Directors of each Subsidiary of CPT and any code of conduct or similar policy adopted by each Subsidiary of CPT.

Section 4.4 Authority; Non-Contravention; Approvals.

(a) CPT has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Required CPT Stockholder Vote, to consummate the CPT Merger and the other transactions contemplated by this Agreement. Subject to obtaining the Required CPT Stockholder Vote, the execution, delivery and performance by CPT of this Agreement, and the consummation by CPT of the CPT Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of CPT, and no other actions on the part of CPT are necessary to authorize this Agreement or to consummate the CPT Merger or the other transactions contemplated by this Agreement other than (i) obtaining the Required CPT Stockholder Vote, (ii) the filing and recordation of the CPT Certificate of Merger as required by the DGCL and (iii) filings by CPT as may be required by the HSR Act. This Agreement has been duly executed and delivered by CPT and, assuming the due authorization, execution and delivery by Inuvo, constitutes a valid and binding obligation of CPT enforceable against CPT in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). The affirmative vote of the holders of a majority of the issued and outstanding CPT Common Stock (i) entitled to vote at a duly called and held meeting of CPT stockholders or (ii) action by written consent as permitted by the CPT Bylaws, will be the only vote of the holders of capital stock of CPT necessary to approve and adopt this Agreement and the Merger (the “Required CPT Stockholder Vote”).

(b) Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

(c) CPT Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by CPT Merger Sub and constitutes a valid and binding agreement of CPT Merger Sub enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

(d) Inuvo Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Inuvo Merger Sub and constitutes a valid and binding agreement of Inuvo Merger Sub enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

(e) Except as disclosed in Section 4.4(e) of the CPT Disclosure Schedule, the execution, delivery and performance of this Agreement by CPT, CPT Merger Sub, Inuvo Merger Sub and Parent and the consummation of the CPT Merger and the Inuvo Merger and the other transactions contemplated hereby do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of CPT or any of its Subsidiaries (including without limitation Parent, CPT Merger Sub and Inuvo Merger Sub) under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of CPT or any of its Subsidiaries, (ii) any statute, Law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to CPT or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining CPT Required Statutory Approvals and the Required CPT Stockholder Vote, (iii) any CPT Permit, or (iv) any Contract to which CPT or any of its Subsidiaries is a party or by which CPT or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to result in a CPT Material Adverse Effect.

(f) Except as disclosed in Section 4.4(f) of the CPT Disclosure Schedule and for (i) obtaining the Required CPT Stockholder Vote, (ii) the filings by CPT as may be required by the HSR Act, (iii) the filing and effectiveness of the Registration Statement with the SEC, including the Joint Proxy Statement/Prospectus, and (iv) the filing of the CPT Certificate of Merger and the Inuvo Certificate of Merger as required by the DGCL (the filings and approvals referred to in clauses (i), (ii), (iii) and (iv) collectively, the “CPT Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity or other Person is necessary for the execution and delivery of this Agreement by CPT or the consummation by CPT of the CPT Merger or the Inuvo Merger or the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a CPT Material Adverse Effect.

Section 4.5 CPT Financial Statements.

(a) CPT has made available to Inuvo in the CPT Data Room copies of CPT’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2016 and 2017, together with the notes thereto (the “CPT Audited Financial Statements”). The CPT Audited Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of CPT and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise set forth in the notes thereto.

(b) CPT has made available to Inuvo in the CPT Data Room copies of CPT’s unaudited consolidated financial statements, including the notes thereto, for the nine (9) month period ended September 30, 2018 (the “CPT Unaudited Financial Statements”). The CPT Unaudited Financial Statements were prepared in accordance with GAAP on a basis consistent with the CPT Audited Financial Statements and are correct and complete and fairly present, in all material respects, the financial position and condition of CPT at the date thereof and the results of operations for the period covered thereby (subject to normal year-end adjustments and the absence of complete footnotes) (the CPT Audited Financial Statements and the CPT Unaudited Financial Statements, together, the “CPT Financial Statements”).

(c) CPT has disclosed to its auditors (and made available to Inuvo in the CPT Data Room a summary of the significant aspects of such disclosure) (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in CPT’s internal controls over financial reporting.

Section 4.6 Absence of Undisclosed Liabilities. Except as set forth in Section 4.6 of the CPT Disclosure Schedule, neither CPT nor any of its Subsidiaries has any Liabilities that are required to be reported by GAAP, except such Liabilities: (a) as and to the extent set forth on the audited consolidated balance sheet of CPT and its Subsidiaries as of December 31, 2017 (the “CPT Balance Sheet Date”); or (b) incurred pursuant to or in connection with this Agreement; or (c) incurred after the CPT Balance Sheet Date in the ordinary course of business consistent with past practice which, individually or in the aggregate, would not have a CPT Material Adverse Effect.

Section 4.7 Litigation. Except as set forth in Section 4.7 of the CPT Disclosure Schedule, there is no Proceeding pending, or, to the Knowledge of CPT, threatened, against CPT, any of its Subsidiaries or any of their respective directors, managers or officers (in their capacities as such or relating to their employment, services or relationship with CPT or any of its Subsidiaries) or that would materially relate to or affect CPT or any of its Subsidiaries. Neither CPT nor any Subsidiary has committed a violation of any judgment, decree, injunction or order of any Governmental Entity applicable to CPT or any Subsidiary or any of their respective properties or assets. Since January 1, 2016, there has not been any internal investigations or inquiries conducted by CPT, the CPT Board (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues. Neither CPT nor its Subsidiaries, nor, to the Knowledge of CPT, any of the directors, managers or officers of CPT or any of its Subsidiaries (in their capacities as such or relating to their employment, services or relationship with CPT or any of its Subsidiaries as applicable) is subject to any judgment, decree, injunction or order of any Governmental Entity. Except as set forth in Section 4.7 of the CPT Disclosure Schedule, neither CPT nor its Subsidiaries has any Proceeding pending against any other Person.

Section 4.8 Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the CPT Disclosure Schedule, since September 30, 2018, CPT and its Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice and there has not been:

(a) any circumstance or event, or series of circumstances or events, which, individually or in the aggregate, has had or would reasonably be expected to have a CPT Material Adverse Effect;

(b) any material change in any method of accounting or accounting practice by CPT or any Subsidiary, except for any such change required by reason of a concurrent change in GAAP or by applicable Law;

(c) any material revaluation by CPT or any Subsidiary of a material asset (including, without limitation, any material writing down of the value of inventory or material writing-off of notes or accounts receivable);

(d) any transaction or commitment made, or any Contract or agreement entered into, by CPT or any Subsidiary, relating to its assets or business (including, without limitation, the acquisition, disposition, leasing or licensing of any tangible or intangible assets) or any relinquishment by CPT or any Subsidiary of any Contract or other right, in either case, material to CPT and Subsidiary taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

(e) any declaration, setting aside or payment of any dividend (whether in cash, stock or property) or other distribution in respect of CPT’s capital stock or any redemption, purchase or other acquisition of any of CPT’s securities;

(f) any split, combination or reclassification of any of CPT’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(g) any amendment of any material term of any outstanding security of CPT or any Subsidiary;

(h) any material incurrence, assumption or guarantee by CPT or any Subsidiary of any Indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(i) any creation or assumption by CPT or any Subsidiary of any material Lien on any material asset(s) (alone or in the aggregate) other than in the ordinary course of business consistent with past practice;

(j) any making of any material loan, advance or capital contributions to or investment in any entity or person other than loans, advances or capital contributions to or investments in any Subsidiary and except for cash advances to employees for reimbursable travel and other reasonable business expenses, in each case made in the ordinary course of business consistent with past practice;

(k) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of CPT or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a CPT Material Adverse Effect;

(l) any material grant of equity or other compensation, or increase in the benefits under, or the establishment, material amendment or termination of, any CPT Benefit Plan covering current or former employees, officers, consultants, or directors of CPT or any Subsidiary, or any material increase in the compensation payable or to become payable to or any other material change in the employment terms for any current or former directors or officers of CPT or any of its Subsidiaries or any other employee earning noncontingent cash compensation in excess of $100,000 per year;

(m) any entry by CPT or any Subsidiary into any employment, consulting, severance, change in control, retention, termination or indemnification agreement with any current or former director, consultant or officer of CPT or any Subsidiary, entry into any such agreement with any person for a noncontingent cash amount in excess of $250,000 per year or outside the ordinary course of business, or entry into any employment agreement other than on an at-will basis;

(n) any labor dispute, other than routine individual grievances, or any activity or Proceeding by a labor union or representative thereof to organize any employees of CPT or any of its subsidiaries for the purposes of forming a labor union or labor organization, or for selecting a labor union or labor organization as a collective bargaining representative;

(o) any authorization or commitment with respect to, any single capital expenditure that was in excess of $1,000,000 individually or $5,000,000 in the aggregate; or

(p) any authorization of, or agreement by CPT or any Subsidiary to take, any of the actions described in this Section 4.8, except as expressly contemplated by this Agreement.

Section 4.9 Compliance with Applicable Law; Permits.

(a) Except as set forth in Section 4.9 of the CPT Disclosure Schedule, CPT and its Subsidiaries hold all material authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, any Governmental Entity engaged in the regulation of CPT Products) which are required for CPT and its Subsidiaries to own, lease, license and operate their respective properties and other assets and to carry on their respective business in the manner as they are being conducted as of the date hereof (the “CPT Permits”), and all CPT Permits are valid, and in full force and effect other than any CPT Permit which if not held or not valid, as the case may be, would not individually or in the aggregate, reasonably be expected to have a CPT Material Adverse Effect. Section 4.9 of the CPT Disclosure Schedule sets forth a list of all material CPT Permits.

(b) CPT and its Subsidiaries are, and have been since January 1, 2016, in compliance with the terms of CPT Permits and all applicable Laws relating to CPT and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of CPT Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have a CPT Material Adverse Effect. Since January 1, 2016, neither CPT nor any of its Subsidiaries has received any written notification from any Governmental Entity (i) asserting that CPT or any of its Subsidiaries is not in compliance with any Law or CPT Permit, or (ii) threatening to revoke any CPT Permit.

Section 4.10 CPT Material Contracts; Defaults.

(a) Except as set forth in Section 4.10(a) of the CPT Disclosure Schedule and previously made available to Inuvo, neither CPT nor any of its Subsidiaries is a party to, and none of their respective assets, businesses or operations is bound by, any Contract (whether written or oral), or groups of related Contracts with the same party or group of parties, that (i) would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act (it being understood that to the extent that a material contract described under Item 601(b)(10) is duplicative with any of the Contracts set forth in clauses (ii) through (xiii) of this Section 4.10(a) the thresholds set forth in clauses (ii) through (xiii) of this Section 4.10(a) shall control for disclosure purposes to the extent there is any conflict with such material contract definition); (ii) relate to borrowed money or other Indebtedness in excess of $1,000,000 or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of CPT or any of its Subsidiaries, the foreclosure of which would reasonably be expected to have, individually or in the aggregate a CPT Material Adverse Effect; (iii) require the payment or receipt of $1,000,000 or more per year which are not cancelable by CPT on 30 days’ or less notice without premium or penalty or other cost of any kind or nature; (iv) relate to any joint venture, partnership or other similar agreements to which CPT or any of its Subsidiaries is a party; (v) relate to lease agreements to which CPT or any of its Subsidiaries is a party with annual lease payments in excess of $1,000,000; (vi) relate to standby letter of credits obtained by CPT or any of its Subsidiaries has in an amount in excess of $100,000 and Contracts under which CPT or any of its Subsidiaries has advanced or loaned any other Person or entity an amount in excess of or guaranteed an amount in excess of $100,000; (vii) relate to agreements under which CPT has granted any Person or entity registration rights (including, without limitation, demand and piggy-back registration rights); (viii) relate to agreements under which CPT or any of its Subsidiaries has granted any right of first refusal or similar right in favor of any third party with respect to any material portion of CPT’s or any of its Subsidiaries’ properties or assets; (ix) (A) purport to restrict or prohibit CPT or any of its Subsidiaries from engaging or competing in any material line of business or activity, with any Person or in any geographic area, or (B) would have any such effect on Parent or any of its Affiliates after the consummation of the CPT Merger or the Closing Date; (x) (A) grants any exclusive supply or exclusive distribution agreement or other material exclusive rights, or (B) grants any “most favored nation” rights or other preferential pricing terms with respect to any CPT Product; (xi) relate to any executory obligations relating to the acquisition or disposition of all or any portion of any material business of CPT or any of its Subsidiaries (whether by merger, sale of stock, sale of assets, business combination or otherwise); (xii) CPT or any of CPT’s Subsidiaries is a party with any Governmental Entity and which requires the payment or receipt of $1,000,000 or more per year; and (xiii) to the extent not included within the foregoing, any Contract that the termination of which would result in a CPT Material Adverse Effect (the items described in clauses (i) through (xiii) hereof, collectively, the “CPT Material Contracts”). CPT has made available to Inuvo in the CPT Data Room a correct and complete copy of each CPT Material Contract listed in Section 4.10(a) of the CPT Disclosure Schedule (including all exhibits and schedules thereto).

(b) Each of CPT Material Contracts is valid and binding on CPT or its Subsidiary party thereto and, to the Knowledge of CPT, each other Person party thereto, and is in full force and effect and enforceable against CPT or such CPT Subsidiary, as the case may be, in accordance with its terms, except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles and (ii) to the extent applicable, securities laws limitations on the enforceability of provisions regarding indemnification in connection with the sale or issuance of securities. Except to the extent that consents are required as set forth in Section 4.4(f) of the CPT Disclosure Schedule, no CPT Material Contract will, by its terms, terminate as a result of the transactions contemplated by this Agreement or require any consent from or notice to any Person thereto in order to remain in full force and effect immediately after the Effective Time.

(c) Neither CPT nor any of its Subsidiaries is in material violation, breach or default under any of CPT Material Contracts, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation, breach or default. CPT has delivered or made available to Inuvo in the CPT Data Room a list of those Persons who, to CPT’s Knowledge, have alleged or claimed that CPT or any of its Subsidiaries, or any sublicensee of CPT or any of its Subsidiaries, is in material violation, breach or default under any CPT Material Contract.

Section 4.11 Taxes. Except as set forth in Section 4.11 of the CPT Disclosure Schedule:

(a) Each of CPT and its Subsidiaries has (i) duly and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required to be filed by it (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects and prepared in substantial compliance with all applicable Laws and (ii) timely paid all Taxes due and owing (whether or not shown due on any Tax Returns). Neither CPT nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by a Governmental Entity in a jurisdiction where CPT and its Subsidiaries do not file Tax Returns that CPT or any of its Subsidiaries is or may be subject to taxation by that jurisdiction that has not been resolved.

(b) The unpaid Taxes of CPT and its Subsidiaries did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the CPT Financial Statements.

(c) There are no Liens for Taxes upon any property or asset of CPT or any Subsidiary thereof, except for statutory Liens for current Taxes that are not yet due and payable, or for Taxes contested in good faith through appropriate proceedings and reserved against in accordance with GAAP.

(d) No material deficiencies for Taxes with respect to any of CPT and its Subsidiaries have been set forth or claimed, proposed, or assessed in writing by a Governmental Entity that have not been finally settled or otherwise resolved. There are no pending or, to the Knowledge of CPT, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of CPT and its Subsidiaries. Neither CPT nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or has made any request in writing for any such extension or waiver that remains in effect. There is not currently in effect any power of attorney authorizing any Person to act on behalf of CPT, or receive information relating to CPT, with respect to any Tax matter.

(e) Neither CPT nor any of its Subsidiaries has requested or received any ruling from any Governmental Entity, or signed any binding agreement with any Governmental Entity that would affect any amount of Tax payable after the Closing Date.

(f) Each of CPT and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed with, and supplied to, the appropriate parties.

(g) Except for any such customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business (each of which is not specifically entered into to address Taxes), neither CPT nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(h) Except for the affiliated group of which CPT is the common parent, each of CPT and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither CPT nor any of its Subsidiaries is liable for the Taxes of any Person (other than Persons that are part of the affiliated group of which CPT is the common parent) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, or (iii) otherwise.

(i) Neither CPT nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j) Neither CPT nor any of its Subsidiaries has taken any action, agreed to take any action, failed to take any action, or knows of any fact that would be reasonably expected to prevent the Exchanges from qualifying as an “exchange” within the meaning of Section 351 of the Code.

(k) Neither CPT nor any of its Subsidiaries has participated in a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been properly reported) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(l) Neither CPT nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 4.12 Employee Benefit Plans; ERISA.

(a) Section 4.12(a) of the CPT Disclosure Schedule includes a complete list, as of the date hereof, of each CPT Benefit Plan. With respect to each of the written CPT Benefit Plans, CPT has made available to Inuvo true and complete copies of the following documents to the extent applicable: (i) the governing plan document, all amendments thereto and related trust documents, group contracts, insurance policies or other funding arrangements, and amendments thereto; (ii) the three most recently filed Forms 5500 annual returns and all schedules thereto, including any audited financial statements and auditors’ opinions; (iii) the most recent favorable determination, opinion or advisory letter issued by the IRS; (iv) the actuarial report, statement of assets and liabilities, and annual nondiscrimination testing results for the three most recently completed plan years; (v) the most recent summary plan description and any summaries of material modifications thereto; (vi) a summary of the material terms of any CPT Benefit Plan that is not in writing; and (vii) any filings, applications or submissions under the IRS’ Voluntary Correction Program or the Department of Labor’s Delinquent Filer Voluntary Compliance Program or the Voluntary Fiduciary Correction Program.

(b) To the Knowledge of CPT, CPT and its Subsidiaries have operated and administered each of the CPT Benefit Plans in accordance with their terms and all the provisions of Laws and regulations applicable to the CPT Benefit Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof with respect to the CPT Benefit Plans have been timely paid or accrued by CPT and its Subsidiaries as applicable. To the Knowledge of CPT, CPT and its Subsidiaries have satisfied all reporting and disclosure requirements under the Code and ERISA that are applicable to the CPT Benefit Plans. To the Knowledge of CPT, no event or condition exists which would reasonably be expected to subject CPT or any of its Subsidiaries to Liability in connection with the CPT Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course. With respect to each applicable CPT Benefit Plan, (i) there are no pending or, to the Knowledge of CPT, threatened actions which have been asserted or instituted and which would reasonably be expected to result in any Liability of CPT or any of its Subsidiaries (other than routine claims for benefits payable in the ordinary course); (ii) there are no audits, inquiries or Proceedings pending or, to the Knowledge of CPT, threatened by any governmental authority; and (iii) there has been no breach of fiduciary duty (including violations under Part 4 of Subtitle B of Title I of ERISA) which has resulted or would reasonably be expected to result in material Liability to CPT, any CPT Subsidiary, or any of their respective employees.

(c) In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the CPT Merger or the transactions contemplated hereby or thereby, or Required CPT Stockholder Vote (either alone or in conjunction with any other event, such as termination of employment) result in, cause the accelerated vesting, exercisability, funding or delivery of, or increase the amount or value of, any material payment or benefit to any current or former employee, officer or director of CPT or any of its Subsidiaries or any beneficiary or dependent thereof or result in a limitation on the right of CPT or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CPT Benefit Plan or related trust.

(d) Section 4.12(d) of the CPT Disclosure Schedule identifies each CPT Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code or is intended to be similarly qualified or registered under applicable foreign law (collectively, the “CPT Qualified Plans”). Each CPT Qualified Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS that it is entitled to rely upon, and its accompanying trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of CPT, no fact or event has occurred since the date of such letter that would reasonably be expected to jeopardize the tax-qualified status of any such CPT Qualified Plan or the tax-exempt status of its accompanying trust.

(e) Except as otherwise provided in Section 4.12(e) of the CPT Disclosure Schedule, no CPT Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of CPT or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits (A) required to be provided under Part 6 of Subtitle B of Title I of ERISA or any other similar applicable Law or (B) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(f) Neither CPT nor any of its Subsidiaries or any of their respective ERISA Affiliates sponsor, contribute to or have any Liabilities with respect to any CPT Benefit Plan that: (i) is subject to Title IV or Section 302 of ERISA or Section 412, 430, 431 or 432 of the Code; (ii) is a Multiemployer Plan; or (iii) is a multiple employer plan that is described in Section 413 of the Code. No “reportable event,” as such term is defined in ERISA Section 4043(c), has occurred or is continuing with respect to any CPT Benefit Plan. No CPT Benefit Plan that is or was subject to Title IV of ERISA has been terminated and no proceeding has been initiated to terminate any such plan. Neither CPT nor any of its Subsidiaries or any of their respective ERISA Affiliates has incurred or reasonably expects to incur, any Liability to the PBGC with respect to any CPT Benefit Plan, except for required premium payments, which payments have been timely made when due.

(g) Neither CPT nor any of its Subsidiaries or any of their respective ERISA Affiliates has incurred or expects to incur any “withdrawal liability” (as defined in ERISA Section 4201) under or with respect to any CPT Benefit Plan that is a Multiemployer Plan.

(h) No CPT Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee, contractor or other service provider residing or working outside the United States.

(i) There is no Contract, agreement, plan or arrangement to which CPT or any Subsidiary of CPT is a party, including but not limited to the provisions of this Agreement, that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code.

(j) No payment pursuant to any CPT Benefit Plan or CPT Benefit Arrangement between CPT or a Subsidiary and any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any equity option, would subject any Person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the Merger, any other transaction contemplated by this Agreement or otherwise.

(k) Each CPT Benefit Plan, CPT Benefit Arrangement, or other Contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, its Treasury regulations, and any applicable administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such CPT Benefit Plan, CPT Benefit Arrangement, or other Contract, plan, program, agreement, or arrangement. Neither CPT nor any ERISA Affiliate is a party to, or otherwise obligated under, any Contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(l) No amount that could be received (whether in cash or property or the vesting of property), as a result of the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the Required CPT Stockholder Vote of the CPT Merger (either alone or in conjunction with any other event, such as termination of employment), by any employee, officer or director of CPT or any Subsidiary of CPT who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any CPT Benefit Plan, CPT Benefit Arrangement or otherwise could be characterized as a “parachute payment” (as defined in Section 280G(b)(2) of the Code). CPT has made available to Inuvo all necessary information to determine, as of the date hereof, the estimated maximum amount that could be paid to each disqualified individual in connection with the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements, CPT Benefit Arrangements and CPT Benefit Plans currently in effect, assuming that the individual’s employment with CPT is terminated immediately after the Effective Time. CPT has made available to Inuvo in the CPT Data Room (i) the grant dates, exercise prices and vesting schedules applicable to each CPT Option granted to the individual; (ii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement; and (iii) the maximum additional amount that CPT has an obligation to pay to each disqualified individual to reimburse the disqualified individual for any excise tax imposed under Section 4999 of the Code with respect to the disqualified individual’s excess parachute payments (including any taxes, interest or penalties imposed with respect to the excise tax).

Section 4.13 Labor and Other Employment Matters.

(a) Except as otherwise provided in Section 4.13 of the CPT Disclosure Schedule, as of the date hereof, (i) no work stoppage, slowdown, lockout, labor strike, grievances, arbitration or other material labor dispute against CPT or any of its Subsidiaries by employees is pending or, to the Knowledge of CPT, threatened; (ii) neither CPT nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees; (iii) to the Knowledge of CPT, for the past four (4) years, CPT and each of its Subsidiaries have been in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, immigration, workers’ compensation, occupational safety, plant closings, layoffs, reductions in force and wage and hours; (iv) except as otherwise provided in Section 4.13 of the CPT Disclosure Schedule, CPT and each of its Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; (v) neither CPT nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice); (vi) other than as made available to Inuvo in the CPT Data Room, there are no pending claims against CPT or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability; (vii) there are no controversies pending or, to the Knowledge of CPT, threatened (including threatened lawsuits or claims), between CPT or any of its Subsidiaries and any of their respective current or former employees, which controversies have or would reasonably be expected to result in any Proceeding before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Fair Employment and Housing, Labor Commissioner, the Department of Labor, OSHA, or any other Governmental Entity; (viii) all employees of CPT and its Subsidiaries are employed on an at-will basis, and their respective employment can be terminated at any time, with or without notice, for any lawful reason or no reason at all; and (ix) CPT and its Subsidies have not conducted any layoffs or reductions in force within six (6) months of the date hereof. As of the date hereof, to the Knowledge of CPT, no employees of CPT or any of its Subsidiaries are in violation of any term of any employment or other Contract, including any non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by CPT or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by CPT or such Subsidiary or to the use of trade secrets or proprietary information of others. As of the date hereof, no exempt employee of CPT or any of its Subsidiaries has given notice in writing to CPT or any of its Subsidiaries that any such employee intends to terminate his or her employment with CPT or any of its Subsidiaries.

(b) Except as set forth in Section 4.13(b) of the CPT Disclosure Schedule, since January 1, 2016, neither CPT nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated. Except as set forth in Section 4.13(b) of the CPT Disclosure Schedule, since January 1, 2016 to the date hereof, there has not been any campaign to organize any of the employees of CPT or any of its Subsidiaries for the purposes of forming a labor union or labor organization or selecting a labor union or labor organization as a collective bargaining representative and, to the Knowledge of CPT, there are no campaigns or other efforts being conducted to organize employees of CPT or any of its Subsidiaries for the purposes of forming a labor union or labor organization or selecting a labor union or labor organization as a collective bargaining representative.

(c) CPT has identified in Section 4.13(c) of the CPT Disclosure Schedule and has made available to Inuvo in the CPT Data Room true and complete copies of (i) all severance and employment agreements with directors, officers or employees of or consultants to CPT or any of its Subsidiaries; (ii) all severance programs and policies of each of CPT and each of its Subsidiaries with or relating to its employees; and (iii) all plans, programs, agreements and other arrangements of CPT and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. In no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or Required CPT Stockholder Vote (either alone or in conjunction with any other event, such as termination of employment) (x) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of CPT or any of its Subsidiaries or Affiliates from CPT or any of its Subsidiaries or Affiliates under any CPT Benefit Plan or otherwise, (y) significantly increase any benefits otherwise payable under any CPT Benefit Plan or otherwise, or (z) result in any acceleration of the time of payment or vesting of any benefits, except in connection with a termination of employment.

(d) CPT has made available to Inuvo, as of the date hereof, a list of the names of all current directors, officers, employees and consultants currently employed or engaged by CPT and its Subsidiaries and who have received payment by way of compensation from CPT or its Subsidiaries in excess of $100,000 during the current fiscal year, together with their respective salaries or wages, other compensation, dates of employment or service with CPT or its Subsidiaries, seniority, exemption classification, any union membership, and current positions and identifies all written agreements between CPT or its Subsidiaries and such individuals (other than any of the following agreements in CPT or its Subsidiaries’ standard form: (i) offer letters for employment; (ii) proprietary rights assignment agreements; (iii) stock option agreements; or (iv) restricted stock purchase agreements) concerning their employment, consulting or independent contractor relationship with CPT.

Section 4.14    Environmental Matters. CPT and its Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a CPT Material Adverse Effect.

Section 4.15    Intellectual Property.

(a) Section 4.15(a) of the CPT Disclosure Schedule sets forth a true and complete list as of the date hereof of all (i) issued patents and patent applications; (ii) CPT Registered Brand Names; (iii) material CPT Unregistered Brand Names and applications therefor; and (iv) material domain name registrations, in each case set forth in subsections (i) through (iv) above, included in CPT Owned Intellectual Property as of the date hereof. All the patents, patent applications, CPT Registered Brand Names, copyright registrations, copyright applications, and applications comprising CPT Unregistered Brand Names are subsisting and all the necessary fees and costs have been paid.

(b) Section 4.15(b) of the CPT Disclosure Schedule sets forth a complete and accurate list of all Contracts by which CPT or any of its Subsidiaries has been granted or has granted to others any license, covenant not to sue or other immunity to or under Intellectual Property that is material to the conduct of the business of CPT or any of its Subsidiaries, as conducted as of the date hereof (collectively, “CPT Material Licenses”); provided, however, that Section 4.15(b) of the CPT Disclosure Schedule does not disclose licenses of computer software which computer software has not been significantly modified or customized and that is available commercially off-the-shelf. CPT has made available to Inuvo in the CPT Data Room a true and complete copy of each CPT Material License.

(c) Neither (i) the use of CPT Owned Intellectual Property and Intellectual Property licensed to CPT and/or its Subsidiaries under CPT Material Licenses in connection with the operation of the business of CPT or any of its Subsidiaries as conducted as of the date hereof, nor (ii) the manufacture, use, offer for sale, and sale of CPT Products (as such products exist as of the date hereof) to the Knowledge of CPT, infringe or misappropriate or otherwise violate any valid Intellectual Property rights of any Person, and CPT is unaware of any facts that would form a reasonable basis for a claim of any such infringement, misappropriation or violation. No Proceeding is pending or, to the Knowledge of CPT, threatened against CPT or any of its Subsidiaries alleging any of the foregoing.

(d) CPT or a Subsidiary of CPT is the exclusive owner of all right, title and interest in and to each item of Intellectual Property purported to be CPT Owned Intellectual Property, including without limitation, the items listed on Section 4.15(a) of the CPT Disclosure Schedule. CPT or a Subsidiary of CPT is entitled to use CPT Owned Intellectual Property and Intellectual Property licensed to CPT and/or its Subsidiaries under CPT Material Licenses in the ordinary course of its business consistent with past practice, subject only to any applicable terms of CPT Material Licenses.

(e) Other than CPT Owned Intellectual Property and Intellectual Property licensed to CPT and/or its Subsidiaries under CPT Material Licenses, there are no items of Intellectual Property that are necessary to the conduct of the business of CPT or any of its Subsidiaries as conducted as of the date hereof, with the exception of any licenses of computer software which computer software has not been significantly modified or customized and that is available commercially off-the-shelf. CPT Owned Intellectual Property is valid and enforceable, and CPT has the right to enforce such CPT Owned Intellectual Property that has not been licensed to another Person on an exclusive basis, and such Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable (except for challenges and adjudications that may be received in the ordinary course of the prosecution of Intellectual Property applications in Intellectual Property offices) in whole or part.

(f) No legal Proceedings are pending or, to the Knowledge of CPT, threatened against CPT or any of its Subsidiaries (i) based upon, challenging or seeking to deny or restrict the use by CPT or any of its Subsidiaries of any of the Intellectual Property licensed to CPT and/or its Subsidiaries under CPT Material Licenses, or (ii) alleging that CPT Material Licenses conflict with the terms of any other Person’s license or other agreement.

(g) To the Knowledge of CPT, there are no infringements, misappropriations or violations by others of any of CPT Owned Intellectual Property and CPT is unaware of any facts which would form a reasonable basis for a claim of any such infringement, misappropriation or violation.

(h) CPT and its Subsidiaries have taken commercially reasonable measures (but at least commensurate with industry standards) to maintain their material trade secrets in confidence.

(i) To the Knowledge of CPT (i) there has been no misappropriation of any trade secrets of CPT or any of its Subsidiaries by any Person, and (ii) no employee, independent contractor or agent of CPT or any of its Subsidiaries has misappropriated any trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent.

(j) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or give rise to (i) any right of termination or other right to impair or limit any of CPT’s rights to own or license any of CPT Owned Intellectual Property, (ii) the inability (for any period of time) of Parent to succeed to the rights and perform the obligations of CPT and any of its applicable Subsidiaries with respect to CPT Owned Intellectual Property, pursuant to the terms of this Agreement, or (iii) the right to market CPT Products as presently marketed.

Section 4.16 Real Property.

(a) CPT owns no real property.

(b) Section 4.16(b) of the CPT Disclosure Schedule sets forth a complete list of all material real property leased by CPT or any of its Subsidiaries as of the date hereof (“CPT Material Leased Real Property”). A copy of the lease, including all amendments, extensions, renewals, guaranties and other agreements for each CPT Material Leased Real Property (the “CPT Leases”) has been made available to Inuvo in the CPT Data Room. With respect to each of the CPT Leases: (i) such CPT Lease is legal, valid, and binding on CPT or its Subsidiary party thereto, and, to the Knowledge of CPT, each other Person party thereto, and is enforceable and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law); (ii) except as set forth in Section 4.16(b) of the CPT Disclosure Schedule, the transactions contemplated by this Agreement do not require the consent of any other party to such CPT Lease, will not result in a breach of or default under such CPT Lease, or otherwise cause such CPT Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither CPT nor any of its Subsidiaries, as the case may be, nor any other party to CPT Lease is in material breach or default under such CPT Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such CPT Lease; (iv) the other party to such CPT Lease is not an Affiliate of, and otherwise does not have any economic interest in, CPT or any of its Subsidiaries; (v) neither CPT nor any of its Subsidiaries, as the case may be, has subleased, licensed or otherwise granted any Person the right to use or occupy such CPT Material Leased Real Property or any portion thereof; and (vi) neither CPT nor any of its Subsidiaries, as the case may be, has collaterally assigned or granted any other security interest in such CPT Lease or any interest therein.

(c) CPT and each of its Subsidiaries has good and valid leasehold interest to all CPT Material Leased Real Property, free and clear of all Liens of any nature whatsoever, except (i) Liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith, (ii) liens in respect of pledges or deposits under workers’ compensation laws or similar legislation, or (iii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, and liens, encumbrances and defects in title, that in each case do not materially detract from the value or use of the property subject thereto.

(d) Except as set forth in Section 4.16(d) of the CPT Disclosure Schedule, the present use of the land, buildings, structures and improvements on CPT Material Leased Real Property are, in all material respects, in conformity with all Laws, including all applicable zoning Laws, ordinances and regulations and with all registered deeds or other restrictions of record, and neither CPT nor any of its Subsidiaries, as the case may be, has received any written notice of material violation thereof. Neither CPT nor any of its Subsidiaries, as the case may be, has received any written notice of any material conflict or dispute with any regulatory authority or other Person relating to any CPT Material Leased Real Property or the activities thereon, other than where there is no current or reasonably likely material interference with the operations CPT Material Leased Real Property as presently conducted (or as would be conducted at full capacity).

(e) Neither CPT nor any of its Subsidiaries, as the case may be, has received any notice from any insurance company of any material defects or inadequacies in CPT Material Leased Real Property or any part thereof, which would materially and adversely affect the insurability of the same or of any termination or threatened (in writing) termination of any policy of insurance relating to any such CPT Material Leased Real Property.

Section 4.17 Insurance. Section 4.17 of the CPT Disclosure Schedule contains an accurate and complete list of all policies and programs of insurance providing coverage for CPT together with its Subsidiaries, including the name of the insurer, type of insurance or coverage, and the amount of coverage and any retention or deductible of CPT or any Subsidiary. All premiums due and payable under all such policies and bonds have been paid and CPT and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Except as set forth in Section 4.17 of the CPT Disclosure Schedule, neither CPT nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs. Neither CPT nor any of its Subsidiaries has any material disputed claim or claims with any insurance provider relating to any claim for insurance coverage under any policy or insurance maintained by CPT or any of its Subsidiaries. No notice of cancellation, termination or reduction in coverage has been received by CPT or any Subsidiary with respect to any policy listed in Section 4.17 of the CPT Disclosure Schedule.

Section 4.18 Assets. Except as disclosed in Section 4.18 of the CPT Disclosure Schedule, CPT and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets, real and personal, used or held for use in their businesses located on their premises or shown on the consolidated balance sheet of CPT and its subsidiaries as of the CPT Balance Sheet Date or acquired thereafter, free and clear of any Liens. Except as disclosed in Section 4.18 of the CPT Disclosure Schedule, CPT’s and each of its Subsidiary’s buildings, equipment and other tangible assets are in good operating condition (normal wear and tear excepted) and are fit for use in the ordinary course of their respective businesses, consistent with past use and practice. Except as disclosed in Section 4.18 of the CPT Disclosure Schedule, the furniture, fixtures, equipment, vehicles and other items of tangible personal property of CPT and its Subsidiaries are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, consistent with past use and practice. Except as disclosed in Section 4.18 of the CPT Disclosure Schedule, the furniture, fixtures, equipment, vehicles and other items of tangible personal property currently owned or leased by CPT or its Subsidiaries, together with all other properties and assets of CPT and its Subsidiaries, are sufficient for the conduct of CPT’s business as of the date hereof in substantially the same manner as conducted prior to the date hereof and constitute all of the rights, property and assets necessary to conduct the business of CPT as currently conducted as of the date hereof.

Section 4.19 Business Relationships. CPT has made available to Inuvo in the CPT Data Room the top ten (10) suppliers (based on current fiscal year expenditures) of products or services and the top ten (10) customers (based on current fiscal year revenues) of CPT and its Subsidiaries (on a consolidated basis). Since the CPT Balance Sheet Date, to the Knowledge of CPT, there has not been any material adverse change in the business relationship of CPT or any of its Subsidiaries with any such customer or supplier or any change or development that is reasonably likely to give rise to any such material adverse change, and neither CPT nor any of its Subsidiaries has received any written or oral communication or notice from any such customer or supplier to the effect that, or otherwise has Knowledge that, any such customer or supplier (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with CPT or any of its Subsidiaries in a manner that is, or is reasonably likely to be, materially adverse to CPT or any of its Subsidiaries, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with CPT or any of its Subsidiaries in any manner that is, or is reasonably likely to be, materially adverse to business and operations of CPT or any of its Subsidiaries.

Section 4.20   Related Party Transactions.

(a) Except as disclosed in Section 4.20(a) of the CPT Disclosure Schedule, no director, officer, partner, “affiliate” or “associate” (as such terms are defined in Rule 12b-2 under the Exchange Act) of CPT or any of its Subsidiaries (or, with respect to clause (a) of this sentence, to the Knowledge of CPT, its employees) (collectively, “CPT Affiliated Persons”): (i) has borrowed any monies from or has outstanding any Indebtedness or other similar obligations to CPT or any of its Subsidiaries; (ii) owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (x) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of CPT or any of its Subsidiaries, (y) engaged in a business related to the business of CPT or any of its Subsidiaries, (iii) participating in any transaction to which CPT or any of its Subsidiaries is a party, (iv) otherwise a party to any Contract, arrangement or understanding with CPT or any of its Subsidiaries, or (v) to the Knowledge of CPT, no CPT Affiliated Person of has any claim against CPT or any of its Subsidiaries, other than claims arising in the ordinary course of business for wages owed and employment benefits accrued.

(b) Except as disclosed in Section 4.20(a) of the CPT Disclosure Schedule, no CPT Affiliated Person is a party to any Contract with any customer or supplier of CPT or any Subsidiary that affects in any material manner the business, financial condition or results of operation of CPT.

Section 4.21    Certain Business Practices.

(a) Neither CPT nor its Subsidiaries, nor any of their directors, managers, officers, or to the Knowledge of CPT their employees, agents or any other person acting for or on behalf of CPT or any of its Subsidiaries, directly or indirectly, (i) violated the Foreign Corrupt Practices Act of 1977, as amended, or violated any similar Law; or (ii) made any unlawful bribe, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for CPT or any of its Subsidiaries. Neither CPT nor its Subsidiaries, nor, any of their directors, officers, or, to the Knowledge of CPT their employees, agents, or any other person acting for or on behalf of CPT or its Subsidiaries is the subject of any current, pending or threatened investigation, inquiry or enforcement proceedings for violations of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law in any country in which CPT or its Subsidiaries does business.

(b) None of CPT or any Subsidiary of CPT nor, to the Knowledge of CPT, any director, officer, employee, auditor, accountant or representative of CPT or any Subsidiary of CPT, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of CPT or any Subsidiary of CPT or any material complaint, allegation, assertion or claim from employees of CPT or any Subsidiary of CPT regarding questionable accounting or auditing matters with respect to CPT or any Subsidiary of CPT, and to the Knowledge of CPT, no attorney representing CPT or any Subsidiary CPT, whether or not employed by CPT or any Subsidiary of CPT, has reported evidence of any material violation of state or federal banking or securities Laws, breach or violation of fiduciary duty or similar violation, by CPT, any Subsidiary of CPT or any of their respective officers, directors, managers, employees or agents to the Board of Directors of CPT or any committee thereof, or to the general counsel or chief executive officer of CPT.

Section 4.22 Brokers and Finders. Except as set forth in Section 4.22 of the CPT Disclosure Schedule, none of CPT or its Subsidiaries has entered into any Contract, arrangement or understanding with any Person or firm which may result in the obligation of CPT or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby.

Section 4.23 Takeover Laws. CPT has taken all action necessary to exempt this Agreement and the transactions contemplated hereby, including the CPT Merger, from the provisions of Section 203 of the DGCL. No other anti-takeover, “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar statute or regulation applies or purports to apply to this Agreement or the transactions contemplated hereby. CPT does not have any stockholder rights plan or “poison pill” in effect, including without limitation any agreement with a third-party trust or fiduciary entity with respect thereto.

Section 4.24 Books and Records. The minute books and stock record books of CPT and each of its Subsidiaries, all of which have been made available to Inuvo, are materially complete and correct. The minute books of CPT and each of its Subsidiaries contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, members, the board of directors, managers and any committees of the board of directors of CPT and its Subsidiaries, as applicable, and no meeting, or action taken by written consent, of any such stockholders, members, board of directors, managers or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of CPT. The accounting, financial reporting, and business books and records of CPT and each of its Subsidiaries accurately and fairly reflect in all material respects the business and condition of CPT and its Subsidiaries and the transactions and the assets and liabilities of CPT and its Subsidiaries with respect thereto.

Section 4.25 Parent Common Stock. At the Closing, Parent shall have sufficient authorized but unissued shares of Parent Common Stock to consummate the Mergers.

Section 4.26 Information Supplied. The information supplied or to be supplied by CPT, Parent, CPT Merger Sub and Inuvo Merger Sub in writing expressly for inclusion in the Form S-4 will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by CPT, Parent, CPT Merger Sub or Inuvo Merger Sub with respect to statements made therein based on information supplied by Inuvo in writing expressly for inclusion therein. The information supplied by CPT, Parent, CPT Merger Sub and Inuvo Merger Sub in writing expressly for inclusion in the Joint Proxy Statement/Prospectus will not, at the time the Joint Proxy Statement/Prospectus is first mailed to CPT stockholders and at the time of the CPT Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by CPT, Parent, CPT Merger Sub and Inuvo Merger Sub with respect to statements made therein based on information supplied by Inuvo in writing expressly for inclusion therein.

Section 4.27 Financing.

(a)            Parent has delivered to Inuvo true, correct and complete copies of (i) the executed comfort letters, dated as of the date hereof (the “Financing Comfort Letters”) from certain intermediaries pursuant to which, and subject to the terms and conditions thereof, the intermediaries will assist in obtaining the Financing.

(b) As of the date hereof, the Financing Comfort Letters are in full force and effect and have not been withdrawn, terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect, and, to the Knowledge of Parent and the Knowledge of CPT, no such withdrawal, termination, rescission, amendment, supplement or modification is presently contemplated (other than amendments, modifications or terminations that are permitted by Section 6.17). Except for the Financing Comfort Letters in the form delivered pursuant to Section 4.27(a) and any customary engagement letters and non-disclosure agreements that do not impact the conditionality or amount of the Financing, as of the date hereof, there are no side letters or other agreements, contracts or arrangements relating to the Financing or the Financing Comfort Letters, including any that could affect the conditionality or availability of the Financing, to which Parent, CPT, Inuvo Merger Sub, the intermediaries or any of their respective Affiliates is a party. Assuming the accuracy of the representations and warranties in Article IV in all material respects, the compliance and performance by Inuvo of its covenants and agreements set forth in this Agreement in all material respects, to the Knowledge of Parent and the Knowledge of CPT, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (y) result in a failure to consummate the Financing, or (z) result in any portion of the Financing contemplated thereby to be unavailable. There are no conditions precedent or other contingencies related to the Financing that, to the Knowledge of CPT, cannot be fulfilled. Assuming the satisfaction of the conditions to CPT’s and Parent’s obligation to consummate the Merger (other than those conditions that by their nature are to be satisfied at the Closing), as of the date hereof, neither Parent, CPT, nor Inuvo Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Parent and Inuvo Merger Sub on the date of the Closing.

Section 4.28 No Additional Representations. Except for the representations and warranties contained in this Article IV, Inuvo acknowledges that neither Parent, CPT, CPT Merger Sub, Inuvo Merger Sub nor any other Person on behalf of Parent, CPT, CPT Merger Sub or Inuvo Merger Sub makes any other express or implied representation or warranty with respect to CPT or any of its Subsidiaries or with respect to any other information provided to Inuvo, including any information, documents, projections, forecasts or other material made available to Inuvo or any Inuvo Representative in the CPT Data Room (other than information contained in the CPT Data Room that is specifically referred to in any of the representations and warranties contained in this Article IV) or management presentations in expectation of the transactions contemplated by this Agreement, including with respect to the completeness, accuracy or currency of any such information. CPT disclaims any other representations or warranties, whether made by CPT or any of its Subsidiaries or any other Person.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF INUVO

Except for the disclosures expressly set forth (i) in the Inuvo SEC Documents (including any documents, instruments or Contracts included as exhibits to the Inuvo SEC Documents), or (ii) in the correspondingly numbered Section of the disclosure letter of Inuvo delivered to Parent and CPT, concurrently with the parties’ execution of this Agreement (the “Inuvo Disclosure Schedule”), Inuvo represents and warrants to Parent, CPT, CPT Merger Sub and Inuvo Merger Sub as follows:

Section 5.1    Organization and Qualification.

(a) Inuvo is a corporation duly organized and validly existing under the laws of the State of Nevada and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted. Inuvo is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except where failure to be so qualified or in good standing would not, individually or in the aggregate, reasonable be expected to have a Inuvo Material Adverse Effect. Section 5.1(a) of the Inuvo Disclosure Schedule lists each jurisdiction in which Inuvo is qualified to do business as a foreign entity.

(b) Complete, true and correct copies of Inuvo’s articles of incorporation, as amended (the “Inuvo Articles of Incorporation”), and bylaws, as amended (the “Inuvo Bylaws”), have been publicly filed with the SEC. The Inuvo Articles of Incorporation and Bylaws are in full force and effect. Inuvo is not in violation of any provision of the Inuvo Articles of Incorporation or the Inuvo Bylaws. Inuvo has made available to CPT in the Inuvo Data Room copies of the charters of each committee of Inuvo’s Board of Directors and any code of conduct or similar policy adopted by Inuvo.

Section 5.2     Capitalization.

(a) The authorized capital stock of Inuvo consists of 40,000,000 shares of Inuvo Common Stock and 500,000 shares of Inuvo Preferred Stock, $0.001 par value per share. As of the Execution Date, (i) 32,435,446 shares of Inuvo Common Stock were issued and outstanding, (ii) no shares of Inuvo Preferred Stock were issued and outstanding, (iii) 376,527 shares of Inuvo Common Stock were held in treasury, (iv) 3,573,183 shares of Inuvo Common Stock were reserved for issuance under the Inuvo Stock Plans (including shares of Inuvo Common Stock authorized and reserved for future issuance upon exercise of outstanding awards issued under the Inuvo Stock Plans), including 264,246 shares of Inuvo Common Stock issuable upon exercise of outstanding Inuvo Stock Options and 1,643,949 shares of Inuvo Common Stock issuable upon vesting of Inuvo RSUs outstanding. To the Knowledge of Inuvo, as of the date hereof, no Person owns ten percent (10%) or more of Inuvo’s issued and outstanding shares of Inuvo Common Stock (calculated based on the assumption that all securities convertible, exchangeable or exercisable into any capital stock or other equity securities of Inuvo, whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a ten percent (10%) stockholder for purposes of federal securities laws).

(b) Except for the Inuvo Bridge Notes, the Inuvo Stock Options set forth in Section 5.2(c) of the Inuvo Disclosure Schedule and Inuvo RSUs set forth in Section 5.2(d) of the Inuvo Disclosure Schedule, as of the date hereof, there are no outstanding subscriptions, options, calls, Contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Inuvo or any Subsidiary of Inuvo to issue, deliver or sell, or cause to be issued, delivered or sold, Inuvo Common Stock or obligating Inuvo or any Subsidiary of Inuvo to grant, extend or enter into any such agreement or commitment. Except for acquisitions or deemed acquisitions of Inuvo Common Stock in connection with the payment of the exercise price of Inuvo Stock Options with Inuvo Common Stock (including in connection with net exercises), or required tax withholdings in connection with the exercise of Inuvo Stock Options or vesting of Inuvo RSUs, as of the date hereof, there are no obligations, contingent or otherwise, of Inuvo or its Subsidiaries to (i) repurchase, redeem or otherwise acquire any Inuvo Common Stock or the capital stock or other equity interests of any Subsidiary of Inuvo or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Inuvo’s Subsidiary. Except as set forth in Section 5.2(b) of the Inuvo Disclosure Schedule, there are no outstanding stock appreciation rights or similar derivative securities or rights of Inuvo or any of its Subsidiaries. Except for the Inuvo Bridge Notes, there are no bonds, debentures, notes or other Indebtedness of Inuvo having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Inuvo may vote. Except for the Support Agreements, there are no voting trusts, irrevocable proxies or other agreements or understandings to which Inuvo or any Subsidiary of Inuvo is a party or is bound with respect to the voting of any Inuvo Common Stock. Except as set forth in Section 5.2(b) of the Inuvo Disclosure Schedule, Inuvo has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired). Neither Inuvo nor any of its Subsidiaries has any outstanding obligations in respect of prior acquisitions of businesses to pay, in the form of securities, cash or other property, any portion of the consideration payable to the seller or sellers in such transaction.

(c) Section 5.2(c) of the Inuvo Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding Inuvo Stock Options, including the date of grant, the number of shares of Inuvo Common Stock subject to each such option, the exercise price per share of Inuvo Common Stock, the exercise and vesting schedule, the number of shares of Inuvo Common Stock remaining subject to each such option, the Inuvo Stock Options that are incentive stock options for purposes of the Code, and the maximum term of each such option. None of the Inuvo Stock Options were granted with exercise prices below fair market value on the date of grant. All Inuvo Stock Options have been validly issued and properly approved by the Inuvo Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Inuvo Financial Statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to such grants.

(d) Section 5.2(d) of the Inuvo Disclosure Schedule sets forth a complete and correct list as of the date hereof, of all holders of outstanding Inuvo RSUs, including the date of grant, the number of shares of Inuvo Common Stock subject to each such restricted stock unit, the vesting schedule, the number of shares of Inuvo Common Stock remaining subject to each such restricted stock unit, and the maximum term of each such restricted stock unit. All Inuvo RSUs have been validly issued and properly approved by the Inuvo Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Inuvo Financial Statements in accordance with GAAP.

(e) Except as disclosed in this Section 5.2 above, (i) none of Inuvo’s or any of its Subsidiaries’ outstanding capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by Inuvo or any Subsidiary of Inuvo, (ii) there are no outstanding securities or instruments of Inuvo or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which Inuvo or any of its Subsidiaries is or may become bound to redeem a security of Inuvo or any of its Subsidiaries; (iii) neither Inuvo nor any of its Subsidiaries has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (iv) neither Inuvo nor any of its Subsidiaries have any Liabilities or obligations required to be disclosed in Inuvo SEC Documents which are not so disclosed in Inuvo SEC Documents, other than those incurred in the ordinary course of Inuvo’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Inuvo Material Adverse Effect.

Section 5.3 Subsidiaries.

(a) Each Subsidiary of Inuvo is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of Inuvo is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except where such failure to be so duly approved, qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Inuvo Material Adverse Effect.

(b) All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Inuvo are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by Inuvo. There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of Inuvo, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(c) Inuvo has heretofore furnished to Inuvo in the Inuvo Data Room a complete and correct copy of each of Inuvo’s Subsidiaries’ Articles of Incorporation, Certificate of Incorporation, Articles of Organization or Operating Agreement, as the case may be (collectively, the “Inuvo Subsidiary Charters”), and Bylaws (collectively, the “Inuvo Subsidiary Bylaws”), each as amended to date. The Inuvo Subsidiary Charters and the Inuvo Subsidiary Bylaws are in full force and effect. Inuvo’s Subsidiaries are not in violation of any provision of the applicable Inuvo Subsidiary Charters or the applicable Inuvo Subsidiary Bylaws. Inuvo has made available to CPT in the Inuvo Data Room copies of the charters of each committee of the Board of Directors of each Subsidiary of Inuvo and any code of conduct or similar policy adopted by each Subsidiary of Inuvo.

Section 5.4     Authority; Non-Contravention; Approvals.

(a) Inuvo has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Required Inuvo Stockholder Vote, to consummate the Inuvo Merger and the other transactions contemplated by this Agreement. Subject to obtaining the Required Inuvo Stockholder Vote, the execution, delivery and performance by Inuvo of this Agreement, and the consummation by Inuvo of the Inuvo Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of Inuvo, and no other actions on the part of Inuvo are necessary to authorize this Agreement or to consummate the Inuvo Merger or the other transactions contemplated by this Agreement other than (i) obtaining the Required Inuvo Stockholder Vote, (ii) the filing and recordation of the Inuvo Certificate of Merger as required by the NRS and (iii) filings by Inuvo as may be required by the HSR Act. This Agreement has been duly executed and delivered by Inuvo and, assuming the due authorization, execution and delivery by Parent, CPT, CPT Merger Sub, and Inuvo Merger Sub, constitutes a valid and binding obligation of Inuvo enforceable against Inuvo in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). The affirmative vote of the holders of a majority of the issued and outstanding Inuvo Common Stock (i) entitled to vote at a duly called and held meeting of Inuvo stockholders or (ii) action by written consent as permitted by the Inuvo Bylaws, will be the only vote of the holders of capital stock of Inuvo necessary to approve and adopt this Agreement and the Merger (the “Required Inuvo Stockholder Vote”).

(b) Except as disclosed in Section 5.4(b) of the Inuvo Disclosure Schedule, the execution, delivery and performance of this Agreement by Inuvo and the consummation of the Inuvo Merger and the other transactions contemplated hereby do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of Inuvo or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of Inuvo or any of its Subsidiaries, (ii) any statute, Law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to Inuvo or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining Inuvo Required Statutory Approvals and the Required Inuvo Stockholder Vote, (iii) any Inuvo Permit, or (iv) any Inuvo Material Contract to which Inuvo or any of its Subsidiaries is a party or by which Inuvo or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to result in a Inuvo Material Adverse Effect.

(c) Except as disclosed in Section 5.4(c) of the Inuvo Disclosure Schedule and except for (i) obtaining the Required Inuvo Stockholder Vote, (ii) the filings by Inuvo as may be required by the HSR Act, (iii) the filing and effectiveness of the Registration Statement with the SEC, including the Joint Proxy Statement/Prospectus, and (iv) the filing of the Inuvo Certificate of Merger as required by the NRS (the filings and approvals referred to in clauses (i), (ii), (iii) and (iv) collectively, the “Inuvo Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity or other Person is necessary for the execution and delivery of this Agreement by Inuvo or the consummation by Inuvo of the Inuvo Merger or the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Inuvo Material Adverse Effect.

Section 5.5      Reports and Inuvo Financial Statements.

(a) Since January 1, 2016, Inuvo has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “Inuvo SEC Documents”). As of their respective dates, or if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseded filing (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), the Inuvo SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the Inuvo SEC Documents, and none of the Inuvo SEC Documents, at the time they were filed with the SEC, or if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseded filing (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, or if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseded filing (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), the financial statements of Inuvo included in the Inuvo SEC Documents (the “Inuvo Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements, or (iii) or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) and fairly present in all material respects the financial position of Inuvo as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). Inuvo is not currently contemplating to amend or restate any of the Inuvo Financial Statements (including without limitation, any notes or any letter of the independent accountants of Inuvo with respect thereto) included in the Inuvo SEC Documents, nor is Inuvo currently aware of facts or circumstances which would require Inuvo to amend or restate any of the Inuvo Financial Statements, in each case, in order for any of the Inuvo Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC. Inuvo has not been informed by its independent accountants that they recommend that Inuvo amend or restate any of the Inuvo Financial Statements or that there is any need for Inuvo to amend or restate any of the Inuvo Financial Statements.

(b) Inuvo is in material compliance with all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(c) Each of Inuvo and its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability; (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. Inuvo maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by Inuvo in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by Inuvo in the reports that it files or submits under the Exchange Act is accumulated and communicated to Inuvo’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

Section 5.6 Absence of Undisclosed Liabilities. Neither Inuvo nor any of its Subsidiaries has any Liabilities (whether accrued, absolute, contingent or otherwise), except Liabilities: (a) as and to the extent set forth on the audited consolidated balance sheet of Inuvo and its Subsidiaries as of the Inuvo Balance Sheet Date; (b) incurred pursuant to the terms of this Agreement, or (c) incurred after the Inuvo Balance Sheet Date in the ordinary course of business consistent with past practice. No material event or development has occurred with respect to Inuvo, any of its Subsidiaries or any of their respective businesses, properties, prospects, operations (including results thereof) or condition (financial or otherwise), from the filing of Inuvo’s Form 10-Q for the three and six months ended June 30, 2018 through the date hereof, that would be required to be disclosed by Inuvo under applicable securities Laws and which, individually or in the aggregate would have an Inuvo Material Adverse Effect.

Section 5.7 Litigation. Except as set forth in Section 5.7 of the Inuvo Disclosure Schedule and the Inuvo SEC Documents, as of the date hereof, there is no Proceeding pending, or, to the Knowledge of Inuvo, threatened, against Inuvo, any of its Subsidiaries or any of their respective directors, managers or officers (in their capacities as such or relating to their employment, services or relationship with Inuvo or any of its Subsidiaries) or that would materially relate to or affect Inuvo or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator which would reasonably be expected to individually or in the aggregate, have an Inuvo Material Adverse Effect. To the Knowledge of Inuvo, neither Inuvo nor any Subsidiary has committed a violation of any judgment, decree, injunction or order of any Governmental Entity applicable to Inuvo or any Subsidiary or any of their respective properties or assets. Since January 1, 2016, there has not been any internal investigations or inquiries conducted by Inuvo, the Inuvo Board (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues. Neither Inuvo nor its Subsidiaries, nor, to the Knowledge of Inuvo, any of the directors, managers or officers of Inuvo or any of its Subsidiaries (in their capacities as such or relating to their employment, services or relationship with Inuvo or any of its Subsidiaries as applicable) is subject to any judgment, decree, injunction or order of any Governmental Entity. Neither Inuvo nor its Subsidiaries has any action, suit, proceeding, claim, mediation, arbitration or investigation pending against any other Person.

Section 5.8 Absence of Certain Changes or Events. Except as set forth in Section 5.8 of the Inuvo Disclosure Schedule, since September 30, 2018, Inuvo and its Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice and there has not been:

(a) any circumstance or event, or series of circumstances or events, which, individually or in the aggregate, has had or would reasonably be expected to have an Inuvo Material Adverse Effect;

(b) any material change in any method of accounting or accounting practice by Inuvo or any Subsidiary, except for any such change required by reason of a concurrent change in GAAP or required by applicable Law;

(c) any material revaluation by Inuvo or any Subsidiary of a material asset (including, without limitation, any material writing down of the value of inventory or material writing-off of notes or accounts receivable);

(d) any transaction or commitment made, or any Contract or agreement entered into, by Inuvo or any Subsidiary, relating to its assets or business (including, without limitation, the acquisition, disposition, leasing or licensing of any tangible or intangible assets) or any relinquishment by Inuvo or any Subsidiary of any Contract or other right, in either case, material to Inuvo and Subsidiary taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

(e) any declaration, setting aside or payment of any dividend (whether in cash, stock or property) or other distribution in respect of Inuvo’s capital stock or any redemption, purchase or other acquisition of any of Inuvo’s securities;

(f) any split, combination or reclassification of any of Inuvo’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(g) any amendment of any material term of any outstanding security of Inuvo or any Subsidiary;

(h) any issuance by Inuvo or any Subsidiary of any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities, except for the issuance of any Inuvo Common Stock pursuant to the exercise of any Inuvo Stock Options and Inuvo RSUs, or otherwise pursuant to Inuvo Stock Plans, in existence prior to the date hereof;

(i) any material incurrence, assumption or guarantee by Inuvo or any Subsidiary of any Indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(j) any creation or assumption by Inuvo or any Subsidiary of any material Lien on any material asset(s) (alone or in the aggregate) other than in the ordinary course of business consistent with past practice;

(k) any making of any material loan, advance or capital contributions to or investment in any entity or person other than loans, advances or capital contributions to or investments in any Subsidiary and except for cash advances to employees for reimbursable travel and other reasonable business expenses, in each case made in the ordinary course of business consistent with past practice;

(l) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Inuvo or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Inuvo Material Adverse Effect;

(m) any material grant of equity or other compensation, or increase in the benefits under, or the establishment, material amendment or termination of, any Inuvo Benefit Plan covering current or former employees, officers, consultants, or directors of Inuvo or any Subsidiary, or any material increase in the compensation payable or to become payable to or any other material change in the employment terms for any current or former directors or officers of Inuvo or any of its Subsidiaries or any other employee earning noncontingent cash compensation in excess of $100,000 per year;

(n) any entry by Inuvo or any Subsidiary into any employment, consulting, severance, change in control, retention, termination or indemnification agreement with any current or former director, consultant or officer of Inuvo or any Subsidiary, entry into any such agreement with any person for a noncontingent cash amount in excess of $250,000 per year or outside the ordinary course of business, or entry into any employment agreement other than on an at-will basis;

(o) any labor dispute, other than routine individual grievances, or any activity or Proceeding by a labor union or representative thereof to organize any employees of Inuvo or any of its subsidiaries for the purposes of forming a labor union or labor organization, or for selecting a labor union or labor organization as a collective bargaining representative;

(p) any authorization or commitment with respect to, any single capital expenditure that was in excess of $1,000,000 individually or $5,000,000 in the aggregate; or

(q) any authorization of, or agreement by Inuvo or any Subsidiary to take, any of the actions described in this Section 5.8, except as expressly contemplated by this Agreement.

Section 5.9     Compliance with Applicable Law; Permits.

(a) Except as set forth in Section 5.9(a) of the Inuvo Disclosure Schedule, Inuvo and its Subsidiaries hold all material authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, orders, consents, registrations, approvals and clearances of all Governmental Entities (including, without limitation, all those that may be required by Governmental Entities engaged in the regulation of Inuvo Products) which are required for Inuvo and its Subsidiaries to own, lease, license and operate their properties and other assets and to carry on their respective business in the manner described in the Inuvo SEC Documents filed prior to the date hereof and as they are being conducted as of the date hereof (the “Inuvo Permits”), and all Inuvo Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any such Inuvo Permits would not, individually or in the aggregate, reasonably be expected to have a Inuvo Material Adverse Effect. Section 5.9(a) of the Inuvo Disclosure Schedule sets forth a list of all material Inuvo Permits.

(b) Inuvo and its Subsidiaries are, and have been at all times, in compliance with the terms of the Inuvo Permits and all applicable Laws relating to Inuvo and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with the terms of the Inuvo Permits or such applicable Law would not, individually or in the aggregate, reasonably be expected to have a Inuvo Material Adverse Effect. To the Knowledge of Inuvo, neither Inuvo nor any of its Subsidiaries has received any written notification from any Governmental Entity (i) asserting that Inuvo or any of its Subsidiaries is not in compliance with any Law or Inuvo Permit, or (ii) threatening to revoke any Inuvo Permit.

Section 5.10  Taxes. Except as disclosed on Section 5.10 of the Inuvo Disclosure Schedules:

(a) Each of Inuvo and its Subsidiaries has (or as to its Subsidiaries, Inuvo has filed on behalf of such Subsidiaries) (i) duly and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required to be filed by it (taking into account any applicable extensions) and all such Tax Returns are true, correct and complete in all material respects and prepared in substantial compliance with all applicable Laws and (ii) timely paid all Taxes due and owing (whether or not shown due on any Tax Returns). Neither Inuvo nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by a Governmental Entity in a jurisdiction where Inuvo and its Subsidiaries do not file Tax Returns that Inuvo or any of its Subsidiaries is or may be subject to taxation by that jurisdiction that has not been resolved.

(b) The unpaid Taxes of Inuvo and its Subsidiaries did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the Inuvo Financial Statements.

(c) There are no Liens for Taxes upon any property or asset of Inuvo or any Subsidiary thereof, except for statutory Liens for current Taxes that are not yet due and payable, or for Taxes contested in good faith through appropriate proceedings and reserved against in accordance with GAAP.

(d) No material deficiencies for Taxes with respect to any of Inuvo and its Subsidiaries have been set forth or claimed, proposed, or assessed in writing by a Governmental Entity that have not been finally settled or otherwise resolved. There are no pending or, to the Knowledge of Inuvo, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of Inuvo and its Subsidiaries. Neither Inuvo nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or has made any request in writing for any such extension or waiver that remains in effect. There is not currently in effect any power of attorney authorizing any Person to act on behalf of Inuvo, or receive information relating to Inuvo, with respect to any Tax matter.

(e) Neither Inuvo nor any of its Subsidiaries has requested or received any ruling from any Governmental Entity, or signed any binding agreement with any Governmental Entity that would affect any amount of Tax payable after the Closing Date.

(f) Each of Inuvo and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns (including without limitation all IRS Forms W-2 and 1099) required with respect thereto have been properly completed and timely filed with, and supplied to, the appropriate parties.

(g) Except for any such customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business (each of which is not specifically entered into to address Taxes), neither Inuvo nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(h) Except for the affiliated group of which Inuvo is the common parent, each of Inuvo and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither Inuvo nor any of its Subsidiaries is liable for the Taxes of any Person (other than Persons that are part of the affiliated group of which Inuvo is the common parent) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, or (iii) otherwise.

(i) Neither Inuvo nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j) Neither Inuvo nor any of its Subsidiaries has taken any action, agreed to take any action, failed to take any action, or knows of any fact that would be reasonably expected to prevent the Exchanges from qualifying as an “exchange” within the meaning of Section 351 of the Code.

(k) Neither Inuvo nor any of its Subsidiaries has participated in a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) (other than such transactions that have been properly reported) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(l) Neither Inuvo nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 5.11  Environmental Matters. Inuvo and its Subsidiaries (i) are in compliance with all Environmental Laws, (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Inuvo Material Adverse Effect.

Section 5.12 Contracts. The Exhibit Index to Inuvo’s Annual Report on Form 10-K for the year ended December 31, 2017 or the Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed subsequent to such Form 10-K list each Contract that would be required to be filed by Inuvo as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K in such reports (each, a “Inuvo Material Contract”). Neither Inuvo nor any Subsidiary of Inuvo is in breach or violation of or default in any material respect under the terms of any Inuvo Material Contract and, to the Knowledge of Inuvo, no other party to any Inuvo Material Contract is in breach or violation of or default in any material respect under the terms of any Inuvo Material Contract and, to the Knowledge of Inuvo, no event has occurred or not occurred through Inuvo’s or any of its Subsidiaries’ action or inaction or, to Inuvo’s Knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach or violation of or default under the terms of any Inuvo Material Contract, in each case except as has not had and would not reasonably be expected to have a Inuvo Material Adverse Effect. To the Knowledge of Inuvo, each Inuvo Material Contract (i) is a valid and binding obligation of Inuvo or the Subsidiary of Inuvo that is party thereto and of each other party thereto and (ii) is in full force and effect except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). There are no disputes pending or, to Inuvo’s Knowledge, threatened with respect to any Inuvo Material Contract and neither Inuvo nor any of its Subsidiaries has received any written notice of the intention of any other party to a Inuvo Material Contract to terminate for default, convenience or otherwise any Inuvo Material Contract, nor to the Inuvo’s Knowledge, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Inuvo Material Adverse Effect.

Section 5.13 Business Relationships. Inuvo has made available to CPT the top ten (10) suppliers (based on current fiscal year expenditures) of products or services and the top ten (10) customers (based on current fiscal year revenues) of Inuvo and Inuvo’s Subsidiaries (on a consolidated basis). Since the Inuvo Balance Sheet Date, to the Knowledge of Inuvo, there has not been any material adverse change in the business relationship of Inuvo or any of Inuvo’s Subsidiaries with any such customer or supplier or any change or development that is reasonably likely to give rise to any such material adverse change, and neither Inuvo nor any of Inuvo’s Subsidiaries has received any written or oral communication or notice from any such customer or supplier to the effect that, or otherwise has Knowledge that, any such customer or supplier (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce its business relationship with Inuvo or any of Inuvo’s Subsidiaries in a manner that is, or is reasonably likely to be materially adverse to Inuvo or any of Inuvo’s Subsidiaries, or (b) will fail to perform, or is reasonably likely to fail to perform, its obligations under any Material Contract with Inuvo or any of Inuvo’s Subsidiaries in any manner that is, or is reasonably likely to individually, or in the aggregate, to have an Inuvo Material Adverse Effect.

Section 5.14 Transactions with Affiliates. Except as set forth in the Inuvo SEC Documents, none of the officers, directors, employees or Affiliates of Inuvo or any of its Subsidiaries is presently a party to any transaction with Inuvo or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any Contract or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or affiliate or, to the Knowledge of Inuvo or any of its Subsidiaries, any corporation, partnership, trust or other Person in which any such officer, director, or employee has a substantial interest or is an employee, officer, director, trustee, affiliate or partner.

Section 5.15    Certain Business Practices.

(a) Neither Inuvo nor its Subsidiaries, nor any of their directors or executive officers, or to the Knowledge of Inuvo their employees, agents or any other person acting for or on behalf of Inuvo or any of its Subsidiaries, directly or indirectly, (i) violated the Foreign Corrupt Practices Act of 1977, as amended, or violated any similar Law; or (ii) made any unlawful bribe, unlawful kickback or other unlawful payment to any Person, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Inuvo or any of its Subsidiaries. Neither Inuvo nor its Subsidiaries, nor, any of their directors, officers, or, to the Knowledge of Inuvo their employees, agents, or any other person acting for or on behalf of Inuvo or its Subsidiaries is the subject of any current, pending or threatened investigation, inquiry or enforcement proceedings for violations of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law in any country in which Inuvo or its Subsidiaries does business.

(b) None of Inuvo or any Subsidiary of Inuvo nor, to the Knowledge of Inuvo, any director, officer, employee, auditor, accountant or representative of Inuvo or any Subsidiary of Inuvo, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Inuvo or any Subsidiary of Inuvo or any material complaint, allegation, assertion or claim from employees of Inuvo or any Subsidiary of Inuvo regarding questionable accounting or auditing matters with respect to Inuvo or any Subsidiary of Inuvo, and to the Knowledge of Inuvo, no attorney representing Inuvo or any Subsidiary Inuvo, whether or not employed by Inuvo or any Subsidiary of Inuvo, has reported evidence of any material violation of state or federal banking or securities Laws, breach or violation of fiduciary duty or similar violation, by Inuvo, any Subsidiary of Inuvo or any of their respective officers, directors, managers, employees or agents to the Board of Directors of Inuvo or any committee thereof, or to the general counsel or chief executive officer of Inuvo.

(c) Except as set forth on Section 5.18(a) of the Inuvo Disclosure Schedule, without limiting the generality of the foregoing, Inuvo is not in violation of any of the rules, regulations or requirements of NYSE American and has no Knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Inuvo Common Stock by the rules and regulations of NYSE American. During the two years prior to the date hereof, (i) the Inuvo Common Stock has been listed or designated for quotation on NYSE American; (ii) trading in the Inuvo Common Stock has not been suspended by the SEC or NYSE American; and (iii) Inuvo has received no communication, written or oral, from the SEC or NYSE American regarding the suspension or delisting of the Inuvo Common Stock from NYSE American.

Section 5.16 Opinion of Financial Advisor. Inuvo’s financial advisor, Canaccord Genuity LLC (the “Inuvo Financial Advisor”), has delivered to the Inuvo Board its written opinion to the effect that, as of the date of such opinion, the Inuvo Merger Consideration is fair, from a financial point of view, to the stockholders of Inuvo.

Section 5.17 Brokers and Finders. Inuvo has not entered into any Contract, arrangement or understanding with any Person or firm which may result in the obligation of Inuvo to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to the Inuvo Financial Advisor.

Section 5.18     Intellectual Property.

(a)            Section 5.18(a) of the Inuvo Disclosure Schedule sets forth a true and complete list as of the date hereof of all (i) issued patents and patent applications; (ii) material Inuvo Registered Brand Names; (iii) material Inuvo Unregistered Brand Names and applications therefor; and (iv) material domain name registrations, in each case set forth in subsections (i) through (iv) above, included in Inuvo Owned Intellectual Property as of the date hereof. All the patents, patent applications, Inuvo Registered Brand Names, copyright registrations, copyright applications, and applications comprising Inuvo Unregistered Brand Names are subsisting and all the necessary fees and costs have been paid.

(b) Section 5.18(b) of the Inuvo Disclosure Schedule sets forth a complete and accurate list of all Contracts by which Inuvo or any of its Subsidiaries has been granted or has granted to others any license, covenant not to sue or other immunity to or under Intellectual Property that is material to the conduct of the business of Inuvo or any of its Subsidiaries, as conducted as of the date hereof (collectively, “Inuvo Material Licenses”); provided, however, that Section 5.18(b) of the Inuvo Disclosure Schedule does not disclose licenses of computer software which computer software has not been significantly modified or customized and that is available commercially off-the-shelf. Inuvo has made available to CPT in the Inuvo Data Room a true and complete copy of each Inuvo Material License.

(c) Neither (i) the use of Inuvo Owned Intellectual Property and Intellectual Property licensed to Inuvo and/or its Subsidiaries under Inuvo Material Licenses in connection with the operation of the business of Inuvo or any of its Subsidiaries as conducted as of the date hereof, nor (ii) the manufacture, use, offer for sale, and sale of Inuvo Products (as such products exist as of the date hereof) to the Knowledge of Inuvo, infringe or misappropriate or otherwise violate any valid Intellectual Property rights of any Person, and Inuvo is unaware of any facts that would form a reasonable basis for a claim of any such infringement, misappropriation or violation. No Proceeding is pending or, to the Knowledge of Inuvo, threatened against Inuvo or any of its Subsidiaries alleging any of the foregoing.

(d) Inuvo or a Subsidiary of Inuvo is the exclusive owner of all right, title and interest in and to each item of Intellectual Property purported to be Inuvo Owned Intellectual Property, including without limitation, the items listed on Section 5.18(a) of the Inuvo Disclosure Schedule. Inuvo or a Subsidiary of Inuvo is entitled to use Inuvo Owned Intellectual Property and Intellectual Property licensed to Inuvo and/or its Subsidiaries under Inuvo Material Licenses in the ordinary course of its business consistent with past practice, subject only to any applicable terms of Inuvo Material Licenses.

(e) Other than Inuvo Owned Intellectual Property and Intellectual Property licensed to Inuvo and/or its Subsidiaries under Inuvo Material Licenses, there are no items of Intellectual Property that are necessary to the conduct of the business of Inuvo or any of its Subsidiaries as conducted as of the date hereof, with the exception of any licenses of computer software which computer software has not been significantly modified or customized and that is available commercially off-the-shelf. Inuvo Owned Intellectual Property is valid and enforceable, and Inuvo has the right to enforce such Inuvo Owned Intellectual Property that has not been licensed to another Person on an exclusive basis, and such Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable (except for challenges and adjudications that may be received in the ordinary course of the prosecution of Intellectual Property applications in Intellectual Property offices) in whole or part.

(f) No legal Proceedings are pending or, to the Knowledge of Inuvo, threatened against Inuvo or any of its Subsidiaries (i) based upon, challenging or seeking to deny or restrict the use by Inuvo or any of its Subsidiaries of any of the Intellectual Property licensed to Inuvo and/or its Subsidiaries under Inuvo Material Licenses, or (ii) alleging that Inuvo Material Licenses conflict with the terms of any other Person’s license or other agreement.

(g) To the Knowledge of Inuvo, there are no infringements, misappropriations or violations by others of any of Inuvo Owned Intellectual Property and Inuvo is unaware of any facts which would form a reasonable basis for a claim of any such infringement, misappropriation or violation.

(h) Inuvo and its Subsidiaries have taken commercially reasonable measures (but at least commensurate with industry standards) to maintain their material trade secrets in confidence.

(i) To the Knowledge of Inuvo (i) there has been no misappropriation of any trade secrets of Inuvo or any of its Subsidiaries by any Person, and (ii) no employee, independent contractor or agent of Inuvo or any of its Subsidiaries has misappropriated any trade secrets of any other Person in the course of such performance as an employee, independent contractor or agent.

(j) The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in or give rise to (i) any right of termination or other right to impair or limit any of Inuvo’s rights to own or license any of Inuvo Owned Intellectual Property, (ii) the inability (for any period of time) of Parent to succeed to the rights and perform the obligations of Inuvo and any of its applicable Subsidiaries with respect to Inuvo Owned Intellectual Property, pursuant to the terms of this Agreement, or (iii) the right to market Inuvo Products as presently marketed.

Section 5.19 Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between Inuvo or any of its Subsidiaries and an unconsolidated or other off- balance sheet entity that is required to be disclosed by Inuvo in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Inuvo Material Adverse Effect.

Section 5.20 Manipulation of Price. Neither Inuvo nor any of its Subsidiaries has, and, to the Knowledge of Inuvo, no Person acting on their behalf has, directly or indirectly, (a) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of Inuvo or any of its Subsidiaries to facilitate the sale or resale of any of the Inuvo Common Stock, (b) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Inuvo Common Stock, or (c) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of Inuvo or any of its Subsidiaries.

Section 5.21 Intentionally Omitted.

Section 5.22    Employee Benefit Plans; ERISA.

(a) Section 5.22(a) of the Inuvo Disclosure Schedule includes a complete list, as of the date hereof, of each Inuvo Benefit Plan. With respect to each of the written Inuvo Benefit Plans, Inuvo has made available to CPT true and complete copies of the following documents to the extent applicable: (i) the governing plan document, all amendments thereto and related trust documents, group contracts, insurance policies or other funding arrangements, and amendments thereto; (ii) the three most recently filed Forms 5500 annual returns and all schedules thereto, including any audited financial statements and auditors’ opinions; (iii) the most recent favorable determination, opinion or advisory letter issued by the IRS; (iv) the actuarial report, statement of assets and liabilities, and annual nondiscrimination testing results for the three most recently completed plan years; (v) the most recent summary plan description and any summaries of material modifications thereto; (vi) a summary of the material terms of any Inuvo Benefit Plan that is not in writing; and (vii) any filings, applications or submissions under the IRS’ Voluntary Correction Program or the Department of Labor’s Delinquent Filer Voluntary Compliance Program or the Voluntary Fiduciary Correction Program.

(b) Inuvo and its Subsidiaries have operated and administered each of the Inuvo Benefit Plans in accordance with their terms and all the provisions of Laws and regulations applicable to the Inuvo Benefit Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof with respect to the Inuvo Benefit Plans have been timely paid or accrued by Inuvo and its Subsidiaries as applicable. Inuvo and its Subsidiaries have satisfied all reporting and disclosure requirements under the Code and ERISA that are applicable to the Inuvo Benefit Plans. No event or condition exists which would reasonably be expected to subject Inuvo or any of its Subsidiaries to Liability in connection with the Inuvo Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course. With respect to each applicable Inuvo Benefit Plan, (i) there are no pending or, to the Knowledge of Inuvo, threatened actions which have been asserted or instituted and which would reasonably be expected to result in any Liability of Inuvo or any of its Subsidiaries (other than routine claims for benefits payable in the ordinary course); (ii) there are no audits, inquiries or Proceedings pending or, to the Knowledge of Inuvo, threatened by any governmental authority; and (iii) there has been no breach of fiduciary duty (including violations under Part 4 of Subtitle B of Title I of ERISA) which has resulted or would reasonably be expected to result in material Liability to Inuvo, any Inuvo Subsidiary, or any of their respective employees.

(c) Except as provided herein or in the Separation Agreements, in no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the Inuvo Merger or the transactions contemplated hereby or thereby, or Required Inuvo Stockholder Vote (either alone or in conjunction with any other event, such as termination of employment) result in, cause the accelerated vesting, exercisability, funding or delivery of, or increase the amount or value of, any material payment or benefit to any current or former employee, officer or director of Inuvo or any of its Subsidiaries or any beneficiary or dependent thereof or result in a limitation on the right of Inuvo or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Inuvo Benefit Plan or related trust.

(d) Section 5.22(d) of the Inuvo Disclosure Schedule identifies each Inuvo Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code or is intended to be similarly qualified or registered under applicable foreign law (collectively, the “Inuvo Qualified Plans”). Each Inuvo Qualified Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS that it is entitled to rely upon, and its accompanying trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of Inuvo, no fact or event has occurred since the date of such letter that would reasonably be expected to jeopardize the tax-qualified status of any such Inuvo Qualified Plan or the tax-exempt status of its accompanying trust.

(e) Except as otherwise provided in Section 5.22(e) of the Inuvo Disclosure Schedule, no Inuvo Benefit Plan provides health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of Inuvo or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits (A) required to be provided under Part 6 of Subtitle B of Title I of ERISA or any other similar applicable Law and / or (B) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(f) Neither Inuvo nor any of its Subsidiaries or any of their respective ERISA Affiliates sponsor, contribute to or have any Liabilities with respect to any Inuvo Benefit Plan that: (i) is subject to Title IV or Section 302 of ERISA or Section 412, 430, 431 or 432 of the Code; (ii) is a Multiemployer Plan; or (iii) Except as otherwise provided in Section 5.22(f) of the Inuvo Disclosure Schedule, is a multiple employer plan that is described in Section 413 of the Code. No “reportable event,” as such term is defined in ERISA Section 4043(c), has occurred or is continuing with respect to any Inuvo Benefit Plan. No Inuvo Benefit Plan that is or was subject to Title IV of ERISA has been terminated and no proceeding has been initiated to terminate any such plan. Neither Inuvo nor any of its Subsidiaries or any of their respective ERISA Affiliates has incurred or reasonably expects to incur, any Liability to the PBGC with respect to any Inuvo Benefit Plan, except for required premium payments, which payments have been timely made when due.

(g) Neither Inuvo nor any of its Subsidiaries or any of their respective ERISA Affiliates has incurred or expects to incur any “withdrawal liability” (as defined in ERISA Section 4201) under or with respect to any Inuvo Benefit Plan that is a Multiemployer Plan.

(h) No Inuvo Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee, contractor or other service provider residing or working outside the United States.

(i) Except as provided in Section 5.22(i) of the Inuvo Disclosure Schedule, there is no Contract, agreement, plan or arrangement to which Inuvo or any Subsidiary of Inuvo is a party, including but not limited to the provisions of this Agreement, that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code.

(j) No payment pursuant to any Inuvo Benefit Plan or Inuvo Benefit Arrangement between Inuvo or a Subsidiary and any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any equity option, would subject any Person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the Merger, any other transaction contemplated by this Agreement or otherwise.

(k) Each Inuvo Benefit Plan, Inuvo Benefit Arrangement, or other Contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, its Treasury regulations, and any applicable administrative guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Inuvo Benefit Plan, Inuvo Benefit Arrangement, or other Contract, plan, program, agreement, or arrangement. Neither Inuvo nor any ERISA Affiliate is a party to, or otherwise obligated under, any Contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(l) Except as provided in Section 5.22(l) of the Inuvo Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property), as a result of the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or the Required Inuvo Stockholder Vote of the Inuvo Merger (either alone or in conjunction with any other event, such as termination of employment), by any employee, officer or director of Inuvo or any Subsidiary of Inuvo who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Inuvo Benefit Plan, Inuvo Benefit Arrangement or otherwise could be characterized as a “parachute payment” (as defined in Section 280G(b)(2) of the Code). Inuvo has made available to CPT all requested information to determine, as of the date hereof, the estimated maximum amount that could be paid to each disqualified individual in connection with the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements, Inuvo Benefit Arrangements and Inuvo Benefit Plans currently in effect, assuming that the individual’s employment with Inuvo is terminated immediately after the Effective Time. Inuvo has made available to CPT in the Inuvo Data Room (i) the grant dates, exercise prices and vesting schedules applicable to each Inuvo Option granted to the individual; (ii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement; and (iii) the maximum additional amount that Inuvo has an obligation to pay to each disqualified individual to reimburse the disqualified individual for any excise tax imposed under Section 4999 of the Code with respect to the disqualified individual’s excess parachute payments (including any taxes, interest or penalties imposed with respect to the excise tax).

Section 5.23    Labor and Other Employment Matters.

(a) Except as disclosed in Section 5.23(a) of the Inuvo Disclosure Schedule, as of the date hereof, (i) no work stoppage, slowdown, lockout, labor strike, grievances, arbitration or other material labor dispute against Inuvo or any of its Subsidiaries by employees is pending or, to the Knowledge of Inuvo, threatened; (ii) neither Inuvo nor any of its Subsidiaries is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees; (iii) for the past four (4) years, Inuvo and each of its Subsidiaries have been in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, immigration, workers’ compensation, occupational safety, plant closings, layoffs, reductions in force and wage and hours; (iv) to the Knowledge of Inuvo, Inuvo and each of its Subsidiaries has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; (v) to the Knowledge of Inuvo, neither Inuvo nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice); (vi) other than as made available to Inuvo in the Inuvo Data Room, there are no pending claims against Inuvo or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability; (vii) there are no controversies pending or, to the Knowledge of Inuvo, threatened (including threatened lawsuits or claims), between Inuvo or any of its Subsidiaries and any of their respective current or former employees, which controversies have or would reasonably be expected to result in an Proceeding before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Fair Employment and Housing, Labor Commissioner, the Department of Labor, OSHA, or any other Governmental Entity; (viii) all employees of Inuvo and its Subsidiaries are employed on an at-will basis, and their respective employment can be terminated at any time, with or without notice, for any lawful reason or no reason at all; and (ix) Inuvo and its Subsidies have not conducted any layoffs or reductions in force within six (6) months of the date hereof. As of the date hereof, to the Knowledge of Inuvo, no employees of Inuvo or any of its Subsidiaries are in violation of any term of any employment or other Contract, including any non-disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Inuvo or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Inuvo or such Subsidiary or to the use of trade secrets or proprietary information of others. As of the date hereof, no exempt employee of Inuvo or any of its Subsidiaries has given notice in writing to Inuvo or any of its Subsidiaries that any such employee intends to terminate his or her employment with Inuvo or any of its Subsidiaries.

(b) Since January 1, 2016, neither Inuvo nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated. Since January 1, 2016 to the date hereof, there has not been any campaign to organize any of the employees of Inuvo or any of its Subsidiaries for the purposes of forming a labor union or labor organization or selecting a labor union or labor organization as a collective bargaining representative and, to the Knowledge of Inuvo, there are no campaigns or other efforts being conducted to organize employees of Inuvo or any of its Subsidiaries for the purposes of forming a labor union or labor organization or selecting a labor union or labor organization as a collective bargaining representative.

(c) Inuvo has identified in Section 5.23(c) of the Inuvo Disclosure Schedule and has made available to CPT in the Inuvo Data Room true and complete copies of (i) all severance and employment agreements with directors, officers or employees of or consultants to Inuvo or any of its Subsidiaries; (ii) all severance programs and policies of each of Inuvo and each of its Subsidiaries with or relating to its employees; and (iii) all plans, programs, agreements and other arrangements of Inuvo and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. Except as set forth in Section 5.23(c) of the Inuvo Disclosure Schedule, or as otherwise provided in this Agreement, in no event will the execution and delivery of this Agreement or any other related agreement, the consummation of the transactions contemplated hereby or thereby, or Required Inuvo Stockholder Vote (either alone or in conjunction with any other event, such as termination of employment) (x) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of Inuvo or any of its Subsidiaries or Affiliates from Inuvo or any of its Subsidiaries or Affiliates under any Inuvo Benefit Plan or otherwise, (y) significantly increase any benefits otherwise payable under any Inuvo Benefit Plan or otherwise, or (z) result in any acceleration of the time of payment or vesting of any benefits.

(d) Inuvo has made available to CPT, as of the date hereof, a list of the names of all current directors, officers, employees and consultants currently employed or engaged by Inuvo and its Subsidiaries and who have received payment by way of compensation from Inuvo or its Subsidiaries in excess of $100,000 during the current fiscal year, together with their respective salaries or wages, other compensation, dates of employment or service with Inuvo or its Subsidiaries, seniority, exemption classification, any union membership, and current positions and identifies all written agreements between Inuvo or its Subsidiaries and such individuals (other than any of the following agreements in Inuvo or its Subsidiaries’ standard form: (i) offer letters for employment; (ii) proprietary rights assignment agreements; (iii) stock option agreements; or (iv) restricted stock purchase agreements) concerning their employment, consulting or independent contractor relationship with Inuvo.

Section 5.24 Insurance. Section 5.24 of the Inuvo Disclosure Schedule contains an accurate and complete list of all policies and programs of insurance providing coverage for Inuvo together with its Subsidiaries, including the name of the insurer, type of insurance or coverage, and the amount of coverage and any retention or deductible of Inuvo or any Subsidiary. All premiums due and payable under all such policies and bonds have been paid and Inuvo and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Except as set forth in Section 5.24 of the Inuvo Disclosure Schedule, neither Inuvo nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs. Neither Inuvo nor any of its Subsidiaries has any material disputed claim or claims with any insurance provider relating to any claim for insurance coverage under any policy or insurance maintained by Inuvo or any of its Subsidiaries. No notice of cancellation, termination or reduction in coverage has been received by Inuvo or any Subsidiary with respect to any policy listed in Section 5.24 of the Inuvo Disclosure Schedule.

Section 5.25
Real Property..

(a) Inuvo owns no real property.

(b) Section 5.25(b) of the Inuvo Disclosure Schedule sets forth a complete list of all material real property leased by Inuvo or any of its Subsidiaries as of the date hereof (“Inuvo Material Leased Real Property”). A copy of the lease, including all amendments, extensions, renewals, guaranties and other agreements for each Inuvo Material Leased Real Property (the “Inuvo Leases”) has been made available to CPT in the Inuvo Data Room. With respect to each of the Inuvo Leases: (i) such Inuvo Lease is legal, valid, and binding on Inuvo or its Subsidiary party thereto, and, to the Knowledge of Inuvo, each other Person party thereto, and is enforceable and in full force and effect, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law); (ii) except as set forth in Section 5.25(b) of the Inuvo Disclosure Schedule, the transactions contemplated by this Agreement do not require the consent of any other party to such Inuvo Lease, will not result in a breach of or default under such Inuvo Lease, or otherwise cause such Inuvo Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither Inuvo nor any of its Subsidiaries, as the case may be, nor any other party to Inuvo Lease is in material breach or default under such Inuvo Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Inuvo Lease; (iv) the other party to such Inuvo Lease is not an Affiliate of, and otherwise does not have any economic interest in, Inuvo or any of its Subsidiaries; (v) neither Inuvo nor any of its Subsidiaries, as the case may be, has subleased, licensed or otherwise granted any Person the right to use or occupy such Inuvo Material Leased Real Property or any portion thereof; and (vi) neither Inuvo nor any of its Subsidiaries, as the case may be, has collaterally assigned or granted any other security interest in such Inuvo Lease or any interest therein.

(c) Inuvo and each of its Subsidiaries has good and valid leasehold interest to all Inuvo Material Leased Real Property, free and clear of all Liens of any nature whatsoever, except (i) Liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith, (ii) liens in respect of pledges or deposits under workers’ compensation laws or similar legislation, or (iii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, and liens, encumbrances and defects in title, that in each case do not materially detract from the value or use of the property subject thereto.

(d) Except as set forth in Section 5.25(d) of the Inuvo Disclosure Schedule, the present use of the land, buildings, structures and improvements on Inuvo Material Leased Real Property are, in all material respects, in conformity with all Laws, including all applicable zoning Laws, ordinances and regulations and with all registered deeds or other restrictions of record, and neither Inuvo nor any of its Subsidiaries, as the case may be, has received any written notice of material violation thereof. Neither Inuvo nor any of its Subsidiaries, as the case may be, has received any written notice of any material conflict or dispute with any regulatory authority or other Person relating to any Inuvo Material Leased Real Property or the activities thereon, other than where there is no current or reasonably likely material interference with the operations Inuvo Material Leased Real Property as presently conducted (or as would be conducted at full capacity).

(e) Neither Inuvo nor any of its Subsidiaries, as the case may be, has received any notice from any insurance company of any material defects or inadequacies in Inuvo Material Leased Real Property or any part thereof, which would materially and adversely affect the insurability of the same or of any termination or threatened (in writing) termination of any policy of insurance relating to any such Inuvo Material Leased Real Property.

Section 5.26 Assets. Except as disclosed in Section 5.26 of the Inuvo Disclosure Schedule, Inuvo and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets, real and personal, used or held for use in their businesses located on their premises or shown on the consolidated balance sheet of Inuvo and its subsidiaries as of the Inuvo Balance Sheet Date or acquired thereafter, free and clear of any Liens. Except as disclosed in Section 5.26 of the Inuvo Disclosure Schedule, Inuvo’s and each of its Subsidiary’s buildings, equipment and other tangible assets are in good operating condition (normal wear and tear excepted) and are fit for use in the ordinary course of their respective businesses, consistent with past use and practice. Except as disclosed in Section 5.26 of the Inuvo Disclosure Schedule, the furniture, fixtures, equipment, vehicles and other items of tangible personal property of Inuvo and its Subsidiaries are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, consistent with past use and practice. Except as disclosed in Section 5.26 of the Inuvo Disclosure Schedule, the furniture, fixtures, equipment, vehicles and other items of tangible personal property currently owned or leased by Inuvo or its Subsidiaries, together with all other properties and assets of Inuvo and its Subsidiaries, are sufficient for the conduct of Inuvo’s business as of the date hereof in substantially the same manner as conducted prior to the date hereof and constitute all of the rights, property and assets necessary to conduct the business of Inuvo as currently conducted as of the date hereof.

Section 5.27 Takeover Laws. Inuvo has taken all action necessary to exempt this Agreement and the transactions contemplated hereby, including the Inuvo Merger, from the provisions of Section 78.378 et seq. of the NRS. No other anti-takeover, “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar statute or regulation applies or purports to apply to this Agreement or the transactions contemplated hereby. Inuvo does not have any stockholder rights plan or “poison pill” in effect, including without limitation any agreement with a third-party trust or fiduciary entity with respect thereto.

Section 5.28 Books and Records. The minute books and stock record books of Inuvo and each of its Subsidiaries, all of which have been made available to CPT, are materially complete and correct. The minute books of Inuvo contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, the board of directors, and any committees of the board of directors of Inuvo, and no meeting, or action taken by written consent, of any such stockholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of Inuvo. The accounting, financial reporting, and business books and records of Inuvo and each of its Subsidiaries accurately and fairly reflect in all material respects the business and condition of Inuvo and its Subsidiaries and the transactions and the assets and liabilities of Inuvo and its Subsidiaries with respect thereto.

Section 5.29 Information Supplied. The information supplied or to be supplied by Inuvo in writing expressly for inclusion in the Form S-4 will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Inuvo with respect to statements made therein based on information supplied by CPT in writing expressly for inclusion therein. The information supplied by Inuvo in writing expressly for inclusion in the Joint Proxy Statement/Prospectus will not, at the time the Joint Proxy Statement/Prospectus is first mailed to Inuvo stockholders and at the time of the Inuvo Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Inuvo with respect to statements made therein based on information supplied by CPT in writing expressly for inclusion therein.

Section 5.30 No Additional Representations. Except for the representations and warranties contained in this Article V, Parent, CPT, CPT Merger Sub and Inuvo Merger Sub acknowledges that none of Inuvo nor any other Person on behalf of either Inuvo makes any other express or implied representation or warranty with respect to Inuvo or with respect to any other information provided to CPT (other than information provided to CPT specifically referred to in any of the representations and warranties contained in this Article V), including any information, documents, projections, forecasts or other material made available to CPT or any CPT Representative or management presentations in expectation of the transactions contemplated by this Agreement, including with respect to the completeness, accuracy or currency of any such information. Inuvo disclaims any other representations or warranties, whether made by Inuvo or any other Person.

ARTICLE VI
COVENANTS

Section 6.1 Conduct of Business by CPT Pending the Closing. From the Execution Date through the Effective Time, except as expressly contemplated by the terms of this Agreement, CPT shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice in all material respects and in compliance in all material respects with all applicable Laws, (ii) use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers, employees and independent contractors, and preserve the goodwill and business relationships with customers, suppliers, licensors, licensees and others having business relationships with them and (iii) not take any action which would adversely affect or delay in any material respect the ability of either Inuvo or CPT to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby. In addition, and without limiting the generality of the foregoing, from the Execution Date through the Effective Time, except as expressly contemplated by the terms of this Agreement, as required by applicable Law and except as set forth in Section 6.1 of the CPT Disclosure Schedule, CPT shall not, and shall not permit any of its Subsidiaries to, do any of the following outside of the ordinary course of business consistent with past practices without the prior written consent of Inuvo (which consent shall not be unreasonably withheld, conditioned or delayed) and which consent shall not be required in the event that the withholding of Inuvo’s consent would cause a CPT Material Adverse Effect:

(a) (i) amend or propose to amend the certificate of incorporation or bylaws or similar governing documents of CPT or any of its Subsidiaries, (ii) redeem, split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, (iv) create any Subsidiary or alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of CPT or any of its Subsidiaries, or (v) enter into any agreement with respect to the voting of its capital stock or other securities held by CPT or any of its Subsidiaries;

(b) issue, sell, pledge, dispose of, grant, encumber, or agree to issue, sell, pledge, dispose of, grant or encumber any shares of any class of capital stock of CPT or any of its Subsidiaries, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that CPT may issue (i) up to 500,000 shares of CPT Common Stock, at a price per share of not less than $9.21, in the ordinary course of current securities offerings being conducted by CPT, (ii) up to 25,657 shares of CPT Common Stock issuable upon exercise of CPT Convertible Notes outstanding on the Execution Date (collectively, the “Post Execution Date CPT Stock Issuances”), (iii) CPT Common Stock upon exercise of CPT Stock Options and CPT Warrants outstanding on the date hereof in accordance with their present terms, (iv) Warrants to purchase up to 130,000 shares of CPT Common Stock at an exercise price per share of not less than $9.21; (v) Warrants to purchase up to 55,693 shares of CPT Common Stock at an exercise price per share of $7.50; (vi) 85,684 shares of CPT Common Stock in connection with certain commitments of CPT;

(c) (i) issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any Person, or (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or the capital stock of its Subsidiaries, or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, or the capital stock of its Subsidiaries;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business consistent with past practice, or (ii) authorize, make or agree to make any new capital expenditure or expenditures, or enter into any Contract or arrangement that reasonably may result in payments by or Liabilities of CPT, in excess of $1,000,000 individually or $5,000,000 in the aggregate in any twelve (12) month period;

(e) sell, pledge, assign, dispose of, transfer, lease, securitize, or encumber any businesses, properties or assets of CPT or its Subsidiaries;

(f) except as required by any CPT Benefit Plan or CPT Material Contract existing on the date hereof, (i) increase the compensation payable or to become payable (including bonus grants) or increase or accelerate the vesting of the benefits provided to its directors, officers or employees or other service providers, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of CPT or any of its Subsidiaries who are not directors or executive officers of CPT, (ii) grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any director, officer or other employee or other service providers of CPT or of any of CPT’s Subsidiary, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or other service providers, or (iv) pay or make, or agree to pay or make, any accrual or arrangement for payment of any pension, retirement allowance, or any other employee benefit;

(g) knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable federal, state, local or foreign Law, rule, regulation, guideline or ordinance, or under any order, settlement agreement or judgment;

(h) announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of CPT or any of its Subsidiaries;

(i) make any change to accounting policies or procedures, other than actions required to be taken by GAAP;

(j) prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make any election, or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(k) except for immaterial elections or changes, make or change any express or deemed election related to Taxes, change an annual accounting period, adopt or change any method of accounting, file an amended Tax Return, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax Proceedings relating to CPT or any of its Subsidiaries;

(l) except as would not reasonably be expected to be materially adverse to CPT and its Subsidiaries taken as a whole, commence any litigation or Proceedings with respect to Taxes, settle or compromise any Proceedings with respect to Taxes;

(m) (i) enter into a new line of business which is material to CPT and its Subsidiaries taken as a whole or (ii) open or close any facility or office of CPT or any of its Subsidiaries;

(n) pay, discharge or satisfy any claims, Liabilities or obligations (whether or not absolute, accrued, asserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities adequately reflected or reserved against in, the most recent financial statements (or the notes thereto) of CPT;

(o) enter into, amend, modify, permit to lapse any rights under, or terminate (i) any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology or which restricts CPT or any of its Subsidiary or, upon completion of the Merger or any other transaction contemplated hereby, Parent or any of its Subsidiaries, from engaging or competing in any line of business or in any location, (ii) any agreement or Contract with any customer, supplier, sales representative, agent or distributor, other than in the ordinary course of business and consistent with past practice; (iii) arrangement with Persons that are Affiliates or are executive officers or directors of CPT, or (iv) any material rights or claims with respect to any confidentiality or standstill agreement to which CPT is a party and which relates to a business combination or other similar extraordinary transaction, in each case, that would reasonably be expected to, individually or in the aggregate, materially affect the business or operations of CPT;

(p) terminate, cancel, amend or modify any material insurance coverage policy maintained by CPT or any of its Subsidiaries which is not promptly replaced by a comparable amount of insurance coverage;

(q) commence, waive, release, assign, settle or compromise any material claims, or any material litigation, Proceeding or arbitration;

(r) except as the CPT Board determines in good faith is necessary to comply with its fiduciary duties, take any action to (i) render inapplicable, or to exempt any third Person from, the provisions of Section 203 of the DGCL, or any other state takeover or similar Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) adopt or implement any stockholder rights agreement or plan; or

(s) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any Contract, agreement, commitment or arrangement to do any of the foregoing.

Section 6.2 Conduct of Business by Inuvo Pending the Closing. From the Execution Date through the Effective Time, except as expressly contemplated by the terms of this Agreement, Inuvo shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice in all material respects and in compliance in all material respects with all applicable Laws, (ii) use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers, employees and independent contractors, and preserve the goodwill and business relationships with customers, suppliers, licensors, licensees and others having business relationships with them and (iii) not take any action which would adversely affect or delay in any material respect the ability of either Inuvo or CPT to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby. In addition, and without limiting the generality of the foregoing, from the Execution Date through the Effective Time, except as expressly contemplated by the terms of this Agreement, as required by applicable Law and except as set forth in Section 6.2 of the Inuvo Disclosure Schedule, Inuvo shall not, and shall not permit any of its Subsidiaries to, do any of the following outside of the ordinary course of business consistent with past practices without the prior written consent of CPT (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall not be required in the event that the withholding of CPT’s consent would cause an Inuvo Material Adverse Effect):

(a) (i) amend or propose to amend the articles of incorporation or bylaws or similar governing documents of Inuvo or any of its Subsidiaries, (ii) redeem, split, combine or reclassify their outstanding capital stock or issue or authorize the issuance of any other security in respect or, in lieu of, or in substitution for, shares of its capital stock, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, (iv) create any Subsidiary or alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Inuvo or any of its Subsidiaries, or (v) enter into any agreement with respect to the voting of its capital stock or other securities held by Inuvo or any of its Subsidiaries;

(b) issue, sell, pledge, dispose of, grant, encumber, or agree to issue, sell, pledge, dispose of, grant or encumber any shares of any class of capital stock of Inuvo or any of its Subsidiaries, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, except that Inuvo may (i) grant stock options or restricted stock units in an amount equal to the number of stock options or restricted stock units that are outstanding on the date hereof, but have terminated in accordance with their terms; and (ii) issue Inuvo Common Stock upon exercise of Inuvo Stock Options and Inuvo RSUs outstanding on the date hereof in accordance with their present terms;

(c) (i) issue any debt securities, incur, guarantee or otherwise become contingently liable with respect to any indebtedness for borrowed money or enter into any arrangement having the economic effect of any of the foregoing, (ii) make any loans, advances or capital contributions to, or investments in, any Person, or (iii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, or the capital stock of its Subsidiaries, or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, or the capital stock of its Subsidiaries;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business consistent with past practice, or (ii) authorize, make or agree to make any new capital expenditure or expenditures, or enter into any Contract or arrangement that reasonably may result in payments by or Liabilities of Inuvo, in excess of $1,000,000 individually or $5,000,000 in the aggregate in any twelve (12) month period;

(e) sell, pledge, assign, dispose of, transfer, lease, securitize, or encumber any businesses, properties or assets of Inuvo or its Subsidiaries;

(f) except as required by any Inuvo Benefit Plan or Inuvo Material Contract existing on the date hereof, (i) increase the compensation payable or to become payable (including bonus grants) or increase or accelerate the vesting of the benefits provided to its directors, officers or employees or other service providers, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of Inuvo or any of its Subsidiaries who are not directors or executive officers of Inuvo, (ii) grant any severance or termination pay or benefits to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any director, officer or other employee or other service providers of Inuvo or of any of Inuvo’s Subsidiary, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or other service providers, or (iv) pay or make, or agree to pay or make, any accrual or arrangement for payment of any pension, retirement allowance, or any other employee benefit;

(g) knowingly violate or knowingly fail to perform any obligation or duty imposed upon it by any applicable federal, state, local or foreign Law, rule, regulation, guideline or ordinance, or under any order, settlement agreement or judgment;

(h) announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Inuvo or any of its Subsidiaries;

(i) make any change to accounting policies or procedures, other than actions required to be taken by GAAP;

(j) prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make any election, or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

(k) except for immaterial elections or changes, make or change any express or deemed election related to Taxes, change an annual accounting period, adopt or change any method of accounting, file an amended Tax Return, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax Proceedings relating to Inuvo or any of its Subsidiaries;

(l) except as would not reasonably be expected to be materially adverse to Inuvo and its Subsidiaries taken as a whole, commence any litigation or Proceedings with respect to Taxes, settle or compromise any Proceedings with respect to Taxes;

(m) (i) enter into a new line of business which is material to Inuvo and its Subsidiaries taken as a whole or (ii) open or close any facility or office of Inuvo or any of its Subsidiaries;

(n) pay, discharge or satisfy any claims, Liabilities or obligations (whether or not absolute, accrued, asserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities adequately reflected or reserved against in, the most recent financial statements (or the notes thereto) of Inuvo;

(o) amend, modify or consent to the termination of any Inuvo Material Contract, or amend, waive, modify or consent to the termination of Inuvo’s or any of its Subsidiary’s rights thereunder;

(p) enter into, amend, modify, permit to lapse any rights under, or terminate (i) any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology or which restricts Inuvo or any of its Subsidiary or, upon completion of the Merger or any other transaction contemplated hereby, Parent or any of its Subsidiaries, from engaging or competing in any line of business or in any location, (ii) any agreement or Contract with any customer, supplier, sales representative, agent or distributor, other than in the ordinary course of business and consistent with past practice; (iii) arrangement with Persons that are Affiliates or are executive officers or directors of Inuvo, or (iv) any material rights or claims with respect to any confidentiality or standstill agreement to which Inuvo is a party and which relates to a business combination or other similar extraordinary transaction, in each case, that would reasonably be expected to, individually or in the aggregate, materially affect the business or operations of Inuvo;

(q) terminate, cancel, amend or modify any material insurance coverage policy maintained by Inuvo or any of its Subsidiaries which is not promptly replaced by a comparable amount of insurance coverage;

(r) commence, waive, release, assign, settle or compromise any material claims, or any material litigation, Proceeding or arbitration;

(s) except as the Inuvo Board determines in good faith is necessary to comply with its fiduciary duties, take any action to (i) render inapplicable any state takeover or similar Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (ii) adopt or implement any stockholder rights agreement or plan; or

(t) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any Contract, agreement, commitment or arrangement to do any of the foregoing.

Section 6.3
Access to Information; Confidentiality.

(a) Each of Inuvo and CPT shall afford to each other’s officers, employees, accountants, counsel, financial advisors, and other representatives, reasonable access (subject to applicable Laws regarding the sharing of such information), during normal business hours, and upon reasonable prior notice, during the period from the Execution Date through the Effective Time or the termination of this Agreement, to its properties, books and records, contracts, commitments and personnel in a manner commensurate with due diligence conducted by any Party prior to the date hereof. Any investigation conducted pursuant to the access contemplated by this Section 6.3(a) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Parties or their respective Subsidiaries, as the case may be, or create a risk of damage or destruction to any property or assets of the Parties or their respective Subsidiaries. During such period, CPT and Inuvo shall furnish or make available promptly to each other (except as otherwise available on EDGAR) (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws; and (ii) all other information concerning its business, properties, assets and personnel as the other may reasonably request. Notwithstanding the foregoing, Inuvo and CPT may restrict or otherwise prohibit access to any documents or information to the extent that access to such documents or information would risk waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information. Except as otherwise required by applicable Law, all information obtained by Inuvo and CPT, and their respective Subsidiaries, pursuant to this Section 6.3(a) shall be kept confidential in accordance with the confidentiality agreement, dated May 17, 2018, by and between Inuvo and CPT (the “Confidentiality Agreement”) or any other similar agreement among the Parties.

(b) CPT shall consult with Inuvo regarding its business in a prompt manner and on a regular basis. In addition, CPT and its officers and employees shall reasonably cooperate with Inuvo in, and shall permit Inuvo to participate in any discussions or negotiations relating to, the execution or amendment of any CPT Material Contract.

(c) No information or knowledge obtained in any investigation pursuant to this Section 6.3 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

(d) CPT shall not disclose the unredacted terms of any Material Inuvo Contract to any Person other than to CPT’s counsel.

Section 6.4 Employee Matters.

(a) Promptly following the Execution Date, CPT and Inuvo shall reasonably cooperate to develop communication to the employees of CPT and its Subsidiaries concerning the Mergers, including responses to anticipated employee questions and concerns.

(b) At the Closing, Parent shall enter into an employment agreement with Don Walker Barrett III, the Chief Operating Officer of Inuvo, upon terms and conditions substantially similar to other business unit lead executive officers of CPT.

Section 6.5
Joint Proxy Statement/Prospectus; Registration Statement.

(a) Inuvo and CPT shall each use their reasonable best efforts to jointly prepare and file with the SEC the Joint Proxy Statement/Prospectus and the Registration Statement within twenty (20) Business Days following the Execution Date. Each of Inuvo and CPT shall provide as promptly as practicable to the other such information concerning its business affairs and Financial Statements as, in the reasonable judgment of the providing Party or its counsel, may be required or appropriate for inclusion in the Joint Proxy Statement/Prospectus and the Registration Statement, or in any amendments or supplements thereto, shall cause its counsel to cooperate with the other Party’s counsel in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement and shall request the cooperation of such Party’s auditors in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement. Each of Inuvo and CPT shall respond to any comments of the SEC and shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filings, and each of Inuvo and CPT will provide the other with a reasonable opportunity to review and comment (which comments will be considered by the other Party in good faith) on any amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement prior to the filing thereof with the SEC. CPT and Inuvo shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Each of Inuvo and CPT shall notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement/Prospectus or any filing pursuant to this Section 6.5(a) or for additional information and shall supply the other with copies of all correspondence between such Party or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement/Prospectus, the Mergers or any filing pursuant to Section 6.5(b). Each of Inuvo and CPT shall cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.5(a) to comply as to form and substance as to such Party in all material respects with all applicable Laws.

(b) If, at any time prior to the Effective Time, any information is discovered or any event occurs with respect to Inuvo, CPT or any of their respective Subsidiaries, or any change occurs with respect to the other information included in the Registration Statement or the Joint Proxy Statement/Prospectus which is required to be described in an amendment of, or a supplement to, the Registration Statement or the Joint Proxy Statement/Prospectus so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (i) the Party learning of such information shall notify the other Parties as promptly as practicable of such event, and Inuvo and CPT shall as promptly as practicable file with the SEC any necessary amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, respectively, and (ii) Inuvo and CPT shall (A) use their reasonable best efforts to have such amendment or supplement cleared for mailing as soon as practicable and (B) as required by applicable Law, disseminate the information contained in such amendment or supplement to holders of CPT Common Stock and Inuvo Common Stock; provided, however, that no amendment or supplement will be filed and no such information shall be otherwise disseminated without prior consultation between Inuvo and CPT and providing Inuvo and CPT with a reasonable opportunity to review and comment on such amendment or supplement.

(c) Inuvo shall provide CPT on a confidential, non-reliance basis for informational purposes only, a copy of the fairness opinion from the Inuvo Financial Advisor stating that the Inuvo Merger Consideration is fair from a financial point of view to the holders of Inuvo Common Stock electing to receive Parent Common Stock, as of the date of the fairness opinion; provided, that CPT has executed a non-reliance release letter reasonably acceptable to the Inuvo Financial Advisor prior to the receipt of the fairness opinion, and CPT shall not disclose the fairness opinion, its contents or the identity of Inuvo Financial Advisor, including in the Joint Proxy Statement/Prospectus or the Registration Statement, except as required by applicable Law or as otherwise agreed to by Inuvo and the Inuvo Financial Advisor.

Section 6.6
Meetings of Stockholders; Board Recommendations.

(a) CPT, acting through the CPT Board, shall take all actions in accordance with the DGCL, the CPT Certificate of Incorporation or the CPT Bylaws or similar governing documents of CPT and all applicable Laws to promptly and duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, the CPT Stockholders’ Meeting for the purpose of considering and voting upon CPT Voting Proposal. Subject to Section 6.12(b), (i) the CPT Board shall recommend approval and adoption of this Agreement and the CPT Merger by the stockholders of CPT(the “CPT Voting Proposal”) and include such recommendation in the Joint Proxy Statement/Prospectus, (ii) neither the CPT Board nor any committee thereof shall effect a Change in Recommendation and (iii) CPT shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the CPT Voting Proposal and shall take all other action reasonably necessary or advisable to secure the Required CPT Stockholder Vote. Without limiting the generality of the foregoing, (x) CPT agrees that its obligation to duly call, give notice of, convene and hold a meeting of the holders of CPT Common Stock, as required by this Section 6.6(a), shall not be affected by the withdrawal, amendment or modification of the recommendation by the CPT Board or committee thereof, including a Change in Recommendation, pursuant to the provisions contained in Section 6.12(b), (y) CPT agrees that its obligations pursuant to this Section 6.6(a) shall not be affected by the commencement, public proposal, public disclosure or communication to CPT of any CPT Takeover Proposal and (z) notwithstanding any Change in Recommendation, unless this Agreement is validly terminated pursuant to, and in accordance with, Article VIII, this Agreement shall be submitted to the holders of CPT’s Common Stock for the purpose of obtaining the Required CPT Stockholder Vote.

(b) Inuvo, acting through the Inuvo Board, shall take all actions in accordance with the NRS, the Inuvo Articles of Incorporation or Inuvo Bylaws or similar governing documents of Inuvo and all applicable Laws to promptly and duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, the Inuvo Stockholders’ Meeting for the purpose of considering and voting upon the Inuvo Voting Proposal. Subject to Section 6.12(b), (i) the Inuvo Board shall recommend approval and adoption of this Agreement and the Inuvo Merger by the stockholders of Inuvo (the “Inuvo Voting Proposal”) and include such recommendation in the Joint Proxy Statement/Prospectus, (ii) neither the Inuvo Board nor any committee thereof shall effect a Change in Recommendation and (iii) Inuvo shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Inuvo Voting Proposal and shall take all other action reasonably necessary or advisable to secure the Required Inuvo Stockholder Vote. Without limiting the generality of the foregoing, (x) Inuvo agrees that its obligation to duly call, give notice of, convene and hold a meeting of the holders of Inuvo Common Stock, as required by this Section 6.6(b), shall not be affected by the withdrawal, amendment or modification of the recommendation by the Inuvo Board or committee thereof, including a Change in Recommendation, pursuant to the provisions contained in Section 6.12(b), (y) Inuvo agrees that its obligations pursuant to this Section 6.6(b) shall not be affected by the commencement, public proposal, public disclosure or communication to CPT of any CPT Takeover Proposal and (z) notwithstanding any Change in Recommendation, unless this Agreement is validly terminated pursuant to, and in accordance with, Article VIII, this Agreement shall be submitted to the holders of Inuvo’s Common Stock for the purpose of obtaining the Required Inuvo Stockholder Vote.

(c) Nothing contained in this Section 6.6 or otherwise contained in this Agreement shall be deemed to prohibit Inuvo from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders in order to comply with the Inuvo Board’s fiduciary duties to its stockholders under the NRS.

(d) Unless otherwise mutually agreed upon by the Parties, the Parties shall use reasonable best efforts to cause the respective record dates and meeting dates for CPT Stockholders’ Meeting and for the Inuvo Stockholders’ Meeting to be the same.

(e) Except to the extent required by applicable Laws, CPT shall not (i) change the date specified in the Joint Proxy Statement/Prospectus for CPT Stockholders’ Meeting or (ii) postpone, delay or adjourn CPT Stockholders’ Meeting without the consent of Inuvo (not to be unreasonably withheld, delayed or conditioned), except, in each case, after consultation with Inuvo, (A) to the extent necessary (as determined in good faith by the CPT Board following consultation with outside counsel) to ensure that any amendment or supplement to the Joint Proxy Statement/Prospectus required by applicable Laws is provided to the stockholders of CPT sufficiently in advance of CPT Stockholders’ Meeting; (B) if there are an insufficient number of shares of CPT Common Stock represented in person or by proxy at CPT Stockholders’ Meeting to constitute a quorum or to adopt this Agreement, in which case CPT may adjourn the CPT Stockholders’ Meeting and use its reasonable best efforts to obtain a quorum and the Required CPT Stockholder Vote as promptly as practicable in the prevailing circumstances; (C) to a date not less than three (3) Business Days after the expiration of any five-Business Day period contemplated by Section 6.12(b)(ii); or (D) to a date not less than five (5) Business Days after a Change in Recommendation effected pursuant to Section 6.12(b)(iii). Except to the extent required by applicable Law, Inuvo shall not (i) change the date specified in the Joint Proxy Statement/Prospectus for the Inuvo Stockholders’ Meeting or (ii) postpone, delay or adjourn the Inuvo Stockholders’ Meeting without the consent of CPT (not to be unreasonably withheld, delayed or conditioned) except, in each case, after consultation with CPT, (A) to the extent necessary to ensure that any amendment or supplement to the Joint Proxy Statement/Prospectus required by applicable Law is provided to the stockholders of Inuvo sufficiently in advance of the Inuvo Stockholders’ Meeting; (B) if there are an insufficient number of shares of Inuvo Stock represented in person or by proxy at the Inuvo Stockholders’ Meeting to constitute a quorum, in which case Inuvo may adjourn the Inuvo Stockholders’ Meeting and use its reasonable best efforts to obtain a quorum and the Required Inuvo Stockholder Vote as promptly as practicable in the prevailing circumstances; (C) to a date not less than three (3) Business Days after the expiration of any five-Business Day period contemplated by Section 6.12(b)(ii); or (D) to a date not less than five (5) Business Days after a Change in Recommendation effected pursuant to Section 6.12(b)(iii).

Section 6.7 Public Announcements. Inuvo and CPT will provide each other a reasonable opportunity to review and make reasonable comment upon, any press release or other public statement with respect to this Agreement and the business combination contemplated hereby and, except as may be required by applicable Law or any listing agreement with, or regulation of, any securities exchange or market on which Inuvo Common Stock or the Parent Common Stock, as applicable, are traded or listed, will not issue any such press release or make any such public statement prior to receiving the other Party’s consent (which shall not be unreasonably withheld or delayed); provided, however, that each of Inuvo and Parent may make (a) subject to Section 6.10(a), public disclosure reasonably required in the public SEC filings made by Inuvo and Parent in connection with the transactions contemplated hereby and (b) public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous statements that have been mutually agreed upon by each of Inuvo and Parent with respect to press releases, public disclosures or public statements.

Section 6.8
Reasonable Best Efforts.

(a) Prior to the Closing, CPT and Inuvo shall each use their reasonable best efforts to (i) take, or cause to be taken, all reasonable actions, and do, or cause to be done, all reasonable things necessary and proper under applicable Law to consummate and make effective the Merger as promptly as practicable, (ii) obtain from any Governmental Entity or any other third Person any consents, licenses, permits, waivers, approvals, authorizations or orders as may be required to be obtained or made by such Party or any of their Subsidiaries in connection with the consummation of the Merger and the transactions contemplated hereby, and (iii) as promptly as practicable, make all necessary filings, if any, and thereafter make any other required submissions, with respect to this Agreement and the Mergers required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) any Antitrust Laws and any related governmental request thereunder, and (C) any other applicable Law. CPT and Inuvo shall cooperate with each other in connection with the making of all such filings (subject to applicable Law regarding the sharing of information), if any, and CPT and Inuvo and their counsel shall be given a reasonable opportunity to review and comment upon such filings and any amendments or supplements thereto (and shall provide any comments thereon as soon as practicable) prior to the filing thereof with the SEC.

(b) CPT and Inuvo agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any clearances or approvals of any Governmental Entities required for the consummation of the Mergers under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to obtain the expiration of any applicable waiting period under any Antitrust Law and to respond to any government requests for information under any Antitrust Law. No Party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other Parties to this Agreement, which consent shall not be unreasonably withheld. CPT and Inuvo shall use reasonable best efforts to file, as promptly as practicable, all notifications required under the HSR Act and any applicable international antitrust requirements.

(c) Notwithstanding anything to the contrary in this Section 6.8(c), neither Inuvo, nor CPT nor any of their Subsidiaries shall be required to (i) license, divest, dispose of or hold separate any assets or businesses of Inuvo or CPT or any of their respective Subsidiaries or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the assets or businesses of Inuvo or CPT or any of their respective Subsidiaries, or that would otherwise have a material adverse effect on the combined company or (ii) pay more than de minimis amounts in connection with seeking or obtaining such consents, approvals or authorizations as are required to complete the Mergers under applicable Antitrust Laws (excluding any mandatory filing fees and reasonable and customary costs and expenses associated with making applications for, and responding to requests for information from Governmental Entities with respect to, such required consents or approvals).

(d) Each of Inuvo and CPT, as applicable, shall give (or shall cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third Person consents related to or required in connection with the Mergers that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the CPT Disclosure Schedule or Inuvo Disclosure Schedule, or (iii) required to prevent an Inuvo Material Adverse Effect or a CPT Material Adverse Effect from occurring prior to or after the Effective Time; provided, however, that, with respect to this subsection (d), neither CPT nor Inuvo shall offer or pay any consideration in excess of $100,000 for all consents, approvals or waivers in the aggregate, or make any agreement or understanding affecting the business or the assets, properties or Liabilities of CPT or Inuvo, as the case may be, in order to obtain any such third Person consents, approvals or waivers, except with the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed). If any Party shall fail to obtain any consent from a third Person described in this subsection (d), such Party will use its reasonable efforts, and will take any such actions reasonably requested by the other Party hereto, to limit the adverse effect upon CPT and Inuvo, their respective Subsidiaries, and their respective businesses resulting, or that would reasonably be expected to result after the consummation of the Mergers, from the failure to obtain such consent.

(e) Inuvo and CPT shall each keep the other apprised of the status of matters relating to the completion of the Mergers and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8(e). In that regard, prior to the Closing, each Party shall promptly consult with the other Parties with respect to and provide any necessary information and assistance as the other Parties may reasonably request with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) copies of) all notices, submissions, or filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Mergers. Each Party shall promptly inform the other Parties, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties orally of) any communication from or to any Governmental Entity regarding the Mergers, and permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication with any such Governmental Entity. If any Party or any Representative of such Parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such Party shall use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Parties to this Agreement, an appropriate response in substantial compliance with such request. No Party shall participate in any meeting or teleconference with any Governmental Entity where material issues or any matters relating to timing would likely be discussed in connection with this Agreement and the Merger unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Without limiting the foregoing, unless prohibited by Law or the applicable Governmental Entity, each Party shall, on a current basis, furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other Parties with such necessary information and reasonable assistance as the other Parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Notwithstanding anything to the contrary contained in this Section 6.8(e), materials provided pursuant to this Section 6.8(e) may be redacted (i) to remove references concerning the valuation of CPT, Inuvo and the Mergers or other similarly confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

Section 6.9 Notification of Certain Matters. Inuvo and CPT shall promptly (and, in any event, within two (2) Business Days) advise the other orally and in writing of any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Inuvo Material Adverse Effect or a CPT Material Adverse Effect, respectively. CPT shall give prompt notice to Inuvo, and Inuvo shall give prompt notice to CPT, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 6.10 Agreements With Respect to Parent Post Closing.

(a) Parent agrees that those employees of Inuvo and CPT who are actively employed by Inuvo and CPT as of immediately prior to the Effective Time and who continue to be actively employed by the Parent (or any Subsidiary thereof) during such one year period (the “Continuing Employees”) shall be eligible to continue to participate in the Parent’s health and welfare benefit plans; provided, however, that (i) subject to the provisions of this Section 6.10, nothing in this Section 6.10 or elsewhere in this Agreement shall limit the right of Parent, CPT, or Inuvo to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent, CPT, or Inuvo terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), for a period of one year following the Effective Time the Continuing Employees shall be eligible to participate in Parent’s, CPT’s, or Inuvo’s, as applicable, health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Inuvo Benefit Plan or CPT Benefit Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent, Inuvo, or CPT, then Parent shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with Inuvo or CPT, as applicable, to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Inuvo or CPT, as applicable. Nothing in this Section 6.10 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, Inuvo, or CPT or any other Subsidiary of the foregoing and the employment of each Continuing Employee shall be “at will” employment, unless such Continuing Employee enters into, or is already party to, a preexisting employment agreement or contract for employment.

(b) Without limiting the scope of the foregoing, Parent agrees that those individuals set forth on Section 6.10 of the Inuvo Disclosure Schedule shall terminate employment following the Effective Time and be entitled to receive such separation payments as are determined in accordance with the separation agreements to be entered into at the Closing and substantially in the form attached hereto as Exhibit D (the “Inuvo Separation Agreements”).

(c) At the Closing, Parent’s board of directors of or compensation committee of the board of directors, shall cause the grant of stock options to purchase 1,300,000 shares of Parent Common Stock (the “Parent Options”) to certain employees of Inuvo with an exercise price equal to the fair market value of Parent Common Stock as of the grant date of such Parent Options. The Parent Options shall be allocated in accordance with Inuvo Disclosure Schedule Section 6.10(c).

Section 6.11
Indemnification; Insurance.

(a) The provisions with respect to indemnification, advancement of expenses and exculpation contained in the Parent Certificate of Incorporation and Parent Bylaws shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification, advancement of expenses or exculpation under the CPT Certificate of Incorporation, the CPT Bylaws, the Inuvo Articles of Incorporation, or the Inuvo Bylaws (or the applicable organizational documents of CPT’s and Inuvo’s Subsidiaries) in respect of actions or omissions occurring at or prior to the Effective Time, unless otherwise required by applicable Law (and provided that all rights of indemnification, advancement of expenses and exculpation in respect of any claim asserted or made within such six-year period shall continue until the final disposition of such claim).

(b) From and after the Effective Time and until the expiration of any applicable statutes of limitation of the underlying claim to which the indemnification relates, Parent shall indemnify, defend and hold harmless the present and former officers directors of CPT, Inuvo and their respective Subsidiaries (collectively, together with their respective heirs, executors and administrators, the “Indemnified Directors and Officers”) against all losses, claims, damages, expenses (including reasonable attorneys’ fees and including any attorneys’ fees or other fees incurred to enforce the provisions of this Section 6.11(b), Liabilities or amounts that are paid in settlement of, or otherwise, in connection with any claim, action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative and including all appeals thereof to which any Indemnified Directors and Officers is or may become a party to by virtue of his or her service as a present or former director or officer of CPT, Inuvo or any of their respective Subsidiaries, and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, in each case to the fullest extent permitted by applicable Law.

(c) Each of Parent, CPT and Inuvo agrees, that all rights to indemnification, exculpation and advancement of expenses now existing in favor of any Indemnified Directors and Officers or any current or former employee of CPT, Inuvo or any of their respective Subsidiaries (together with their heirs, executors and administrators, and any Indemnified Directors and Officers, the “Indemnified Parties”) as provided in CPT Certificate of Incorporation, CPT Bylaws, Inuvo Articles of Incorporation or Inuvo Bylaws (or the organizational documents of CPT’s or Inuvo’s Subsidiaries) shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Parent shall maintain in effect the indemnification, exculpation and advancement of expenses provisions of CPT Certificate of Incorporation, CPT Bylaws, Inuvo Articles of Incorporation or Inuvo Bylaws (and the organizational documents of CPT’s and Inuvo’s Subsidiaries) now in effect and any such indemnification agreements of CPT, Inuvo or any of their respective Subsidiaries with the Indemnified Parties and not to amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of such Indemnified Parties, and all such rights in respect of any action, suit, proceeding or investigation pending or asserted or claim made or threatened within such period shall continue until the final disposition or resolution thereof.

(d) Prior to the Effective Time, Parent, CPT and/or Inuvo shall obtain “tail” insurance policies with a claims period of six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in an amount and scope reasonably acceptable to CPT and Inuvo for claims arising from facts or events that occurred on or prior to the Effective Time at a cost that is reasonable and customary for tail insurance policies with a directors’ and officers’ liability policy insurer reasonably acceptable to CPT and Inuvo (the “D&O Insurance”). Parent shall use commercially reasonable efforts to obtain competitive quotes (from insurance providers with comparable ratings) for such insurance coverage in an effort to reduce the cost thereof.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the CPT Certificate of Incorporation, the CPT Bylaws, the Inuvo Articles of Incorporation, the Inuvo Bylaws, and any of CPT’s or Inuvo’s Subsidiaries or under any other indemnification agreements or under applicable Law. The obligations under this Section 6.11 shall not be terminated or modified in such a manner as to affect adversely any Indemnified Party to whom this Section 6.11 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.11 applies and their respective heirs, successors and assigns shall be express third-party beneficiaries of this Section 6.11). This Section 6.11 shall survive the consummation of the Mergers and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein.

(f) If the Parent or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Parent shall assume the obligations set forth in this Section 6.11.

Section 6.12
No Solicitation.

(a) Inuvo Takeover Proposal.

(i) Inuvo shall not, nor shall it authorize or permit any Subsidiary of Inuvo to, nor shall it authorize or permit any Inuvo Representative to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission, making or announcement of any Inuvo Takeover Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or take any other action to facilitate the making of, any inquiry or any proposal that constitutes, or would reasonably be expected to lead to, any Inuvo Takeover Proposal or (iii) make or authorize any statement, recommendation or solicitation in respect of any Inuvo Takeover Proposal (in each case, except as permitted by this Section 6.12).

(ii) Inuvo shall, and shall cause each Subsidiary of Inuvo and each Inuvo Representative to, immediately cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to a Inuvo Takeover Proposal. Inuvo shall, and shall cause each Subsidiary of Inuvo to, enforce (and not waive any provision of or release any Person from any obligations under) any confidentiality, standstill or similar agreement to which Inuvo or any Subsidiary of Inuvo is a party unless the Inuvo Board concludes in good faith that a failure to take any action described in this sentence would be inconsistent with the Inuvo Board’s fiduciary duties to Inuvo’s stockholders under applicable Law.

(iii) Notwithstanding the foregoing, if, at any time after the date hereof and prior to the time that the Required Inuvo Stockholder Vote has been obtained, Inuvo receives a bona fide Inuvo Takeover Proposal that did not result from a breach or a deemed breach (pursuant to Section 6.12(a)(iv)) by Inuvo or any Inuvo Representative of Section 6.12(a)(i) and/or (ii), or the Confidentiality Agreement and Inuvo otherwise has complied with Sections 6.12(a)(i) and (ii), and the Inuvo Board determines in good faith (A) after consultation with outside counsel and an independent financial advisor that such Inuvo Takeover Proposal is, or is reasonably likely to result in, a Superior Inuvo Proposal and (B) after consultation with outside counsel that failure to take the actions set forth in clauses (1) and (2) below with respect to such Inuvo Takeover Proposal would be inconsistent with the Inuvo Board’s fiduciary duties to Inuvo’s stockholders under applicable Law, Inuvo may, subject to providing prior written notice of its decision to take such action to CPT and compliance with Section 6.12(c): (1) furnish information with respect to Inuvo and Inuvo’s Subsidiaries to the Person making such Inuvo Takeover Proposal pursuant to a confidentiality agreement no less restrictive of the other party than the Confidentiality Agreement (but which confidentiality agreement may allow such Person to make any Inuvo Takeover Proposal to Inuvo in connection with the negotiations and discussions permitted by this Section 6.12), provided that all such material information not previously provided to CPT is promptly provided to CPT and (2) participate in discussions or negotiations with the Person making such Inuvo Takeover Proposal regarding such Inuvo Takeover Proposal.

(iv) The parties hereto acknowledge that any violation by any Subsidiary of Inuvo or any Inuvo Representative of any provision of this Section 6.12 shall be deemed to be a violation by Inuvo.

(b) Change in Recommendation.

(i) Neither Inuvo nor the Inuvo Board nor any committee thereof shall (A) (1) withdraw (or qualify or modify in a manner adverse to CPT) or propose to withdraw (or qualify or modify in a manner adverse to CPT), the approval or recommendation by the Inuvo Board or any such committee of this Agreement, the Merger or any of the transactions contemplated by this Agreement or (2) approve or recommend, or propose to approve or recommend, any Inuvo Takeover Proposal (either (1) or (2) being a “Change in Recommendation”) or (B) approve, or cause or permit Inuvo or any Subsidiary of Inuvo to enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Inuvo Takeover Proposal (each, an “Acquisition Agreement”).

(ii) Notwithstanding the foregoing, if, at any time after the date hereof and prior to the time that the Required Inuvo Stockholder Vote has been obtained, (x) Inuvo receives a Superior Inuvo Proposal that did not result from a breach or a deemed breach (pursuant to Section 6.12(a)(iv)) by Inuvo or any Inuvo Representative of Section 6.12(a)(i) and/or Section 6.12(a)(ii), or the Confidentiality Agreement, and (y) the Inuvo Board determines in good faith after consultation with outside counsel that, in light of such proposal, a failure to make a Change in Recommendation would be inconsistent with the Inuvo Board’s fiduciary duties to Inuvo’s stockholders under applicable Law, Inuvo may, (A) make a Change in Recommendation or (B) terminate this Agreement pursuant to Section 8.1(f), so long as (and only if) (i) Inuvo has complied with this Section 6.12, including subsection (c) below, (ii) the Inuvo Board shall have first provided a Superior Proposal Notice to CPT, (iii) either (x) within five (5) Business Days after receipt of such Superior Proposal Notice (the “Proposal Period”), CPT shall not have proposed (in writing and in a manner what would be binding on CPT if accepted by Inuvo) any adjustments to the terms and conditions of this Agreement that would cause the Superior Inuvo Proposal to cease to constitute a Superior Inuvo Proposal or (y) the Inuvo Board shall have determined in good faith, after consultation with the Inuvo Financial Advisor, that any such proposal by CPT during the Proposal Period does not cause the Superior Inuvo Proposal to cease to constitute a Superior Inuvo Proposal, and (iv) concurrently with and as a condition to such termination, the Inuvo Board causes Inuvo to enter into an Acquisition Agreement with such Person with respect to such Superior Inuvo Proposal and to pay the Inuvo Termination Fee pursuant to Section 8.3(b). Inuvo agrees that, during the Proposal Period, Inuvo and Inuvo Representatives shall negotiate in good faith with CPT and the CPT Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement that are proposed by CPT. A “Superior Proposal Notice” means a written notice to CPT from Inuvo advising CPT that the Inuvo Board is prepared to make a Change in Recommendation or accept a Superior Inuvo Proposal, specifying the terms and conditions of such Superior Inuvo Proposal, attaching the material terms of the Superior Inuvo Proposal and identifying the Person making such Superior Inuvo Proposal (it being understood and agreed that any material amendment to the price or any other material term of such Superior Inuvo Proposal shall require a new Superior Proposal Notice and a new Proposal Period, as provided above).

(iii) Notwithstanding anything to the contrary contained herein, prior to obtaining the Required Inuvo Stockholder Vote, the Inuvo Board may make a Change in Recommendation (except for a Change in Recommendation with respect to a Superior Proposal to which Section 6.12(b)(ii) applies), if the Inuvo Board determines in good faith, after consultation with Inuvo’s outside counsel, that the failure to take such action would be inconsistent with Inuvo directors’ fiduciary duties to Inuvo stockholders under applicable Law.

(c) Inuvo Takeover Proposal Information.

(i) Inuvo shall promptly, but in any event within forty-eight (48) hours, (i) advise CPT orally and in writing of any Inuvo Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to or contemplates, any Inuvo Takeover Proposal (including any change to the terms of any such Inuvo Takeover Proposal or inquiry), specifying the material terms and conditions thereof and the identity of the Person making any such Inuvo Takeover Proposal or inquiry and (ii) provide to CPT a copy of all written material provided to Inuvo or any Subsidiary of Inuvo or any Inuvo Representative in connection with any such Inuvo Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to or contemplates, any Inuvo Takeover Proposal. Inuvo shall (A) keep CPT fully informed of the status of any such Inuvo Takeover Proposal or inquiry, and (B) promptly, but in any event within forty-eight (48) hours, advise CPT orally and in writing of any material amendments to the terms of any such Inuvo Takeover Proposal or inquiry and shall provide to CPT a copy of all written materials provided to Inuvo or any Subsidiary of Inuvo or any Inuvo Representative in connection with any such Inuvo Takeover Proposal. Inuvo shall not take any actions whether contractually or otherwise to limit its ability to comply with its obligations hereunder.

(ii) Inuvo shall provide CPT with at least forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Inuvo Board) of any meeting of the Inuvo Board at which the Inuvo Board is expected to consider any Inuvo Takeover Proposal or any such inquiry or to consider providing information to any person or group in connection with an Inuvo Takeover Proposal or any such inquiry.

Section 6.13 Section 351 Exchange.

(a) Each of CPT and Inuvo shall use its commercially reasonable best efforts to cause the Exchanges to qualify as an “exchange” governed by the provisions of Section 351 of the Code. None of CPT, Inuvo, or their respective Subsidiaries shall take, or agree to take, fail to take, or agree to fail to take, any action (including any action otherwise permitted by Section 6.1 in the case of CPT) that would reasonably be expected to prevent or impede the Exchanges from qualifying as an “exchange” governed by the provisions of Section 351 of the Code. Pursuant to the foregoing, each Party agrees to make such commercially reasonable additions or modifications to the terms of this Agreement as may be reasonably necessary to permit the Exchanges to so qualify.

(b) Unless otherwise required by applicable Law, each of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub (i) shall report the Exchanges as an “exchange” governed by the provisions of Section 351 of the Code, (ii) shall not take any Tax reporting position inconsistent with such characterization and (iii) shall properly file with their federal income Tax Returns all information required by Treasury Regulations Section 1.351-3.

(c) The Parties hereto shall cooperate and use their commercially reasonable efforts to deliver to CPT’s and Inuvo’s Tax counsel and Tax advisors a certificate containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of the Tax opinions to be issued by such counsel and/or advisors with respect to the treatment of the Exchanges as an “exchange” governed by the provisions of Section 351 of the Code as required under Section 7.2(f) and Section 7.3(d) and in connection with the filing of the Registration Statement. CPT’s and Inuvo’s Tax counsel and Tax advisors shall be entitled to rely upon such representations in rendering any such opinions.

(d) The certificates required pursuant to Section 6.13(c) and the tax opinions required pursuant to Section 7.2(e) and Section 7.3(d) will be in a form and content that is reasonably acceptable to both CPT and Inuvo.

Section 6.14 Litigation. Each Party shall promptly notify the other Parties of any Proceeding that shall be instituted or threatened against a Party to restrain, prohibit or otherwise challenge the legality of any of the transactions contemplated by this Agreement. Each Party shall promptly notify the other Parties of any Proceeding that may be threatened or asserted in writing, brought or commenced against such Party or any of such Party’s Subsidiaries, that would have been disclosed pursuant to Article IV or Article V, as the case may be, if such Proceeding had arisen prior to the date hereof. Each Party agrees that it shall not settle or make an offer to settle any litigation commenced against such Party or any director by any stockholder relating to this Agreement, the Mergers or any other transactions contemplated hereby, unless the other Parties shall have consented in writing to such payment or settlement (with such consent not to be unreasonably withheld).

Section 6.15 Takeover Laws and Rights. If any “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation (“Takeover Law”) is or may become applicable to this Agreement, the CPT Common Stock, the Inuvo Common Stock, the Mergers or any of the other transactions contemplated hereby, each of CPT, the CPT Board, Inuvo and the Inuvo Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Law on this Agreement, the CPT Common Stock, the Inuvo Common Stock, the Mergers or such other transactions contemplated hereby.

Section 6.16 Registration Statement on Form S-8. Parent shall, as soon as practicable following the Effective Time, file a registration statement on Form S-8 with the SEC relating to the shares of Parent Common Stock issuable with respect to assumed CPT Stock Options, Inuvo Options, CPT RSUs and Inuvo RSUs eligible for registration on Form S-8; provided, however, that (i) assumed CPT Stock Options held by non-employees of CPT and non-employees of Inuvo (the “Non-Employee Options”) shall not be registered by Parent on Form S-8 and (ii) the Non-Employee Options may only be exercised following the Closing upon delivery to Parent of an opinion of counsel, in such form to be reasonably acceptable to Parent, that the exercise does not violate federal or state Law.

Section 6.17 Financing Covenant.

(a) Parent, CPT, CPT Merger Sub, and Inuvo Merger Sub shall use their respective reasonable best efforts to do, or cause to be done all things necessary, proper or advisable to arrange and obtain the Financing.

(b) As applicable, Parent, CPT, CPT Merger Sub, and Inuvo Merger Sub shall give Inuvo prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on any portion of the Financing necessary for the satisfaction of all of Parent’s, CPT’s, CPT Merger Sub’s, and Merger Sub’s obligations under this Agreement.

(c) Prior to the Effective Time, Inuvo and its Subsidiaries shall use reasonable best efforts to, and shall use reasonable best efforts to cause their respective Representatives to, cooperate with Parent, CPT, CPT Merger Sub, and Inuvo Merger Sub as necessary in connection with the Financing as may be reasonably requested by Parent, CPT, CPT Merger Sub, or Inuvo Merger Sub, at CPT’s sole expense.

(d) CPT, Parent, CPT Merger Sub, and Inuvo Merger Sub shall cause the Financing to occur as promptly as practicable following the Execution Date and in no event later than May 31, 2019, which date may be extended by thirty (30) day increments with the consent of Inuvo, which consent may be withheld in the sole discretion of Inuvo. If the Financing does not occur by May 31, 2019, subject to Inuvo’s right to extend such time period, CPT shall be in material breach of this Section 6.17.

(e) Notwithstanding anything in this Section 6.17 to the contrary, in fulfilling its obligations pursuant to this Section 6.17, neither Inuvo nor any of its Subsidiaries shall be required to take any action that would: (i) in the reasonable judgment of Inuvo after consultation with its outside legal counsel, (A) result in the contravention of, or would reasonably be expected to result in a violation or breach of, or a default under, the charter or organizational documents of Inuvo, or any Subsidiary, any applicable Legal Requirement or under any Material Inuvo Contract or (B) require disclosure of information if, in the reasonable judgment of Inuvo, such disclosure would cause significant competitive harm to Inuvo or its Subsidiaries if the transactions contemplated by this Agreement are not consummated; (C) require Inuvo to provide access to or disclose information that Inuvo reasonably determines would result in a loss or waiver of attorney-client privilege of Inuvo or its Subsidiaries (in each case it being agreed that Inuvo shall give notice to Parent, CPT, or Inuvo Merger Sub, as applicable, of the fact that it is withholding such information or documents pursuant to this clause (i)(C), and thereafter Inuvo, Parent, CPT, and Inuvo Merger Sub shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to violate the applicable restriction or waive the applicable privilege or protection); or (ii) cause any condition to the Closing set forth in this Agreement to not be satisfied.

(f) Parent, CPT, CPT Merger Sub, and Inuvo Merger Sub shall, in the event the Closing does not occur, on a joint and several basis, indemnify and hold harmless Inuvo and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Financing, the arrangement of the Financing and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law except, in each case, to the extent resulting from gross negligence or willful misconduct of Inuvo or its Subsidiaries or any of their respective Representatives as determined in a final non-appealable judgment by a court of competent jurisdiction.

Section 6.18 Section 16 Matters

(a) Prior to the Effective Time, Inuvo, and Inuvo’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of shares of Inuvo Common Stock in the transactions contemplated hereby by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.19 Payment of Certain Indebtedness.

(a)   At the Effective Time, Parent shall cause all outstanding indebtedness incurred by the Inuvo and certain of its Subsidiaries under the Amended and Restated Business Finance Agreement, dated as of October 11, 2018, by and among Western Alliance Bank (f/k/a Bridge Bank, N.A.), as amended, supplemented, or otherwise supplemented from time to time, to be paid in full.

Section 6.20    Merger Sub Compliance. Parent shall cause CPT Merger Sub and Inuvo Merger Sub to comply with all of CPT Merger Sub’s and Inuvo Merger Sub’s obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions in this Agreement.

Section 6.21 Support Agreements. The Parties shall cause the Support Agreements to be executed by those directors and stockholders of CPT and Inuvo as mutually agreed by CPT and Inuvo.

Section 6.22 Further Assurances. Each of the Parties to this Agreement shall use its reasonable best efforts to effect the transactions contemplated hereby. Each Party hereto, at the reasonable request of another Party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of the Mergers and the transactions contemplated hereby.

ARTICLE VII
CONDITIONS TO THE MERGERS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Mergers are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The CPT Voting Proposal shall have been approved at CPT Stockholders’ Meeting by the Required CPT Stockholder Vote and the Inuvo Voting Proposal shall have been approved at the Inuvo Stockholders’ Meeting by the applicable Required Inuvo Stockholder Vote.

(b) No Order. No judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction shall be in effect which has the effect of making the Mergers illegal or prohibiting the consummation of the Mergers or the other transactions contemplated by this Agreement; provided, however, that prior to asserting this condition, subject to Section 6.10, the Party seeking to assert this condition shall have used its reasonable efforts to prevent the entry of any such judgment, injunction, order or decree.

(c) HSR Act; Approvals. All waiting periods, and any extensions thereof, under the HSR Act relating to the Mergers or any of the transactions contemplated hereby will have expired or terminated early. All other authorizations, consents, orders, declarations or approvals of, or filings and registrations with, any Governmental Entity that are required to effect the Mergers or any of the transactions contemplated hereby shall have been obtained, shall have been made or shall have occurred.

(d) Registration Statement; Joint Proxy Statement/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff and not concluded or withdrawn.

(e) Litigation. There shall not be pending any suit, action or proceeding by any Governmental Entity in any court of competent jurisdiction seeking to prohibit the consummation of the Mergers or any other transaction contemplated by this Agreement or that would otherwise cause a CPT Material Adverse Effect or an Inuvo Material Adverse Effect; provided, however, that if the court of competent jurisdiction dismisses or renders a final decision denying a Governmental Entity’s request for an injunction in such suit, action or proceeding, then four (4) Business Days following such dismissal or decision, this condition to Closing shall, with respect to such suit, action or proceeding, thereafter be deemed satisfied whether or not such Governmental Entity appeals the decision of such court or files an administrative complaint before the Federal Trade Commission.

(f) NASDAQ and TSX Listings. Shares of Parent Common Stock to be issued in the Mergers and the transactions contemplated hereby, shall have been authorized for listing on NASDAQ, subject to official notice of issuance, and shall be conditionally approved for listing on the TSX, subject to standard listing conditions of the TSX.

Section 7.2 Additional Conditions to Obligations of CPT. The obligation of CPT to effect the CPT Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by CPT:

(a) Representations and Warranties. Each of the representations and warranties of Inuvo set forth in this Agreement, without giving effect to any materiality or “Inuvo Material Adverse Effect” qualification therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, an Inuvo Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct as of such certain date only); provided, however, that the representations and warranties contained in (i) Section 5.1 (Organization and Qualification); Section 5.3 (Subsidiaries); and Section 5.4(a) and (b) (Authority; Non-Contravention; Approvals) shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct in all material respects as of such certain date only); and (ii) in Section 5.2 (Capitalization) shall be true and correct in all material respects (except to a de minimis extent), and CPT shall have received a certificate signed on behalf of Inuvo by its Chief Executive Officer and its Chief Financial Officer to the effect that the conditions contained in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations. Inuvo shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Effective Time, and CPT shall have received a certificate signed on behalf of Inuvo by its Chief Executive Officer and its Chief Financial Officer to such effect.

(c) Material Adverse Effect. Since the date of this Agreement, there shall have been no Inuvo Material Adverse Effect. CPT shall have received a certificate signed on behalf of Inuvo by its Chief Executive Officer and its Chief Financial Officer to such effect.

(d) Consents. Inuvo shall have obtained the consent or approval of each Person or Governmental Entity whose consent or approval shall be required in connection with the Inuvo Merger and the transactions contemplated hereby as set forth in Section 5.4(c) of the Inuvo Disclosure Schedule.

(e) Tax Opinion. CPT shall have received the written opinion of its counsel, Troutman Sanders LLP, in form and substance reasonably satisfactory to CPT, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Exchanges will be treated as an “exchange” governed by the provisions of Section 351 of the Code (the “CPT Tax Opinion”). In rendering such opinion, counsel may require and rely upon representations contained letters or certificates of officers of CPT and Inuvo, reasonably satisfactory in form and substance to it.

(f) Dissenters’ Rights. CPT shall not have received demands (in accordance with applicable Law and which have not been withdrawn or effectively withdrawn and with respect to which the right to seek appraisal on the shares underlying such demand has not otherwise been lost) for the appraisal of CPT Common Stock as contemplated by Section 3.1(d) and within the time periods mandated by the DGCL from holders of CPT Common Stock representing more than ten percent (10%) of the issued and outstanding CPT Common Stock.

(g) Financing. Financing shall have closed at or immediately prior to the Closing.

Section 7.3 Additional Conditions to Obligations of Inuvo. The obligation of Inuvo to effect the Inuvo Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Inuvo:

(a) Representations and Warranties. Each of the representations and warranties of CPT set forth in this Agreement, without giving effect to any materiality or “CPT Material Adverse Effect” qualification therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a CPT Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct as of such certain date only); provided, however, that the representations and warranties contained in (i) Section 4.1 (Organization and Qualification); Section 4.3 (Subsidiaries); and Section 4.4(a), (b), (c), (d) and (e) (Authority; Non-Contravention: Approvals) shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties are expressly made as of a certain date, in which case such representations and warranties shall be so true and correct in all material respects as of such certain date only); and (ii) in Section 4.2 (Capitalization) shall be true and correct in all material respects (except as contemplated by Section 6.1(b)); and Inuvo shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to the effect that the conditions contained in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations. CPT shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date, and Inuvo shall have received certificates signed on behalf of CPT by its Chief Executive Officer and Chief Financial Officer to such effect.

(c) Material Adverse Effect. Since the date of this Agreement, there shall have been no CPT Material Adverse Effect. Inuvo shall have received a certificate signed on behalf of CPT by its Chief Executive Officer and Chief Financial Officer.

(d) Tax Opinion. Inuvo shall have received the written opinion of its counsel, Porter Wright Morris & Arthur LLP, in form and substance reasonably satisfactory to Inuvo, on the basis of facts, representations and assumptions set forth in such opinion and dated the Closing Date, to the effect that the Exchanges will be treated as an “exchange” governed by the provisions of Section 351 of the Code (the “Inuvo Tax Opinion”). In rendering such opinion, counsel may require and rely upon representations contained in letters or certificates of officers of Inuvo and CPT, reasonably satisfactory in form and substance to it.

(e) Financing. The Financing shall have closed at or immediately prior to the Closing.

(f) Separation Agreements. A counterpart signature page of each Separation Agreement duly executed by the Parent, shall be delivered to Inuvo and each executive who is a counterparty to the applicable Separation Agreement.

Section 7.4 Frustration of Closing Conditions. Neither CPT, on one hand, nor Inuvo, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused (to any substantial extent) by CPT’s failure or Inuvo’s failure, respectively, to act in good faith to comply with this Agreement and to consummate the transactions provided for herein.

ARTICLE VIII
TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after any requisite approval of the stockholders of CPT or Inuvo:

(a) by mutual written consent of CPT and Inuvo;

(b) by either CPT or Inuvo:

(i) if the Mergers have not been consummated on or before June 30, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this subsection shall not be available to a Party if the failure of the Closing to occur by such date shall be due to the material breach, violation or failure to perform by such Party of any representation, warranty, covenant, obligation or other agreement of such Party set forth in this Agreement;

(ii) if any Governmental Entity shall have issued a final order, decree or ruling or taken any other final action enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or other action is or shall have become final and nonappealable;

(iii) if, at the CPT Stockholders’ Meeting (including any adjournment or postponement thereof permitted by this Agreement) at which a vote on the CPT Voting Proposal is taken, the Required CPT Stockholder Vote in favor of the CPT Voting Proposal shall not have been obtained; or

(iv) if, at the Inuvo Stockholders’ Meeting (including any adjournment or postponement thereof permitted by this Agreement) at which a vote on the Inuvo Voting Proposal is taken, the Required Inuvo Stockholder Vote in favor of the Inuvo Voting Proposal shall not have been obtained;

(c) by CPT, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Inuvo set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied, and (ii) which is either not curable or is not cured by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days following written notice from Inuvo to CPT describing such breach, violation or failure in reasonable detail; provided, that Parent is not then in material breach or violation of, and has not materially failed to perform, any representation, warranty, covenant, obligation or other agreement contained herein that would cause it to fail to satisfy the conditions set forth in Section 7.3(a) or Section 7.3(b);

(d) by Inuvo, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of CPT set forth in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied, and (ii) which is either not curable or is not cured by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days following written notice from CPT to Inuvo describing such breach, violation or failure in reasonable detail; provided, that Inuvo is not in material breach or violation of, and has not materially failed to perform, any representation, warranty, covenant, obligation or other agreement contained herein that would cause it to fail to satisfy the conditions set forth in Section 7.2(a) or Section 7.2(b);

(e) by CPT (but only prior to the time the Required Inuvo Stockholder Vote is obtained), if (i) the Inuvo Board shall have effected a Change in Recommendation (other than as contemplated by Section 6.12(b)(iii)); (ii) the Inuvo Board shall have approved or recommended to the holders of Inuvo Common Stock an Inuvo Takeover Proposal; (iii) a tender offer or exchange offer for Inuvo Common Stock that constitutes an Inuvo Takeover Proposal is commenced (other than by CPT or any of its Affiliates) and the Inuvo Board recommends that the holders of Inuvo Common Stock tender their shares in such tender or exchange offer or the Inuvo Board fails to recommend that the holders of Inuvo Common Stock reject such tender or exchange offer within ten (10) Business Days of commencement thereof; or (iv) there has been a material breach by Inuvo of Section 6.12;

(f) by Inuvo, prior to the time that the Required Inuvo Stockholder Vote has been obtained in accordance with Section 6.12(b); provided, however, that, in order for the termination of this Agreement pursuant to this Section 8.1(f) to be effective, (A) CPT shall have complied in all respects with the provisions of Section 6.12, including the notice provisions therein, (B) the Inuvo Board shall have authorized Inuvo to enter into an Acquisition Agreement with respect to a Superior Proposal, (C) substantially concurrently with a termination, pursuant to this Section 8.1(f), Inuvo enters into such Acquisition Agreement and (D) Inuvo shall have complied with all applicable requirements of Section 8.3, including payment of CPT Termination Fee;

(g) by Inuvo, in the event that (i) Inuvo is not in material breach or violation of, and has not materially failed to perform, any representation, warranty, covenant, obligation or other agreement contained herein that would cause it to fail to satisfy the conditions set forth in Section 7.2(a) or Section 7.2(b), and (ii) (A) the representations and warranties of CPT, Parent, CPT Merger Sub, and/or Inuvo Merger Sub under Section 4.27 become inaccurate or have been breached, such that the condition set forth in Section 7.2(a) would not be satisfied, and CPT shall have been provided with thirty (30) days advance written notice and an ability to cure such breach; (B) the covenants or obligations of CPT, Parent, CPT Merger Sub and/or Inuvo Merger Sub contained in Section 6.17 have been breached such that the condition set forth in Section 7.2(b) would not be satisfied; or (C)  CPT, Parent, CPT Merger Sub, or Inuvo Merger Sub is enjoined from consummating the Financing; or

(h) by Inuvo, if (i) all the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing but provided such conditions are then capable of being fulfilled), (ii) Inuvo has thereafter confirmed in writing to CPT and Parent that it is ready and able to consummate the Mergers, and (iii) CPT and Parent fail to consummate the Mergers within three (3) Business Days following the date the Closing should have occurred in accordance with Section 2.3; provided, however, that during such period of three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.3 and for twenty-four (24) hours thereafter, no party shall be entitled to terminate this Agreement pursuant to Section 8.1(b)(i).

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other Parties.

Section 8.2 Effect of Termination. In the event of termination of this Agreement by either CPT or Inuvo prior to the Effective Time pursuant to the provisions of Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability or further obligation on the part of Parent, CPT, CPT Merger Sub, Inuvo, Inuvo Merger Sub or their respective officers or directors (except for the last sentence of Section 6.3(a) and the entirety of Section 8.2, Section 8.3 and Article IX, all of which shall survive the termination); provided, however, that nothing contained in this Section 8.2 shall relieve any Party hereto from any Liability for any willful material breach of this Agreement or fraud occurring prior to termination, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

Section 8.3
Fees and Expenses.

(a) General. Except as set forth in this Section 8.3 or as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses whether or not the Mergers are consummated.

(b) Termination Fee.

(i) In the event that:

(A) this Agreement is terminated by CPT pursuant to Section 8.1(e); or

(B) this Agreement is terminated by Inuvo pursuant to Section 8.1(f),

then in the case of (A) or (B) above, Inuvo shall promptly, but in no event later than the date of the earliest such event, pay to CPT a fee equal to Two Million Eight Hundred Thousand Dollars ($2,800,000) (the “Inuvo Termination Fee”), payable by wire transfer of same day funds; provided, however, that, in the case of any termination pursuant to Section 8.1(f), the CPT Termination Fee shall be payable prior to, and as a condition to, such termination.

(ii) In the event that this Agreement is terminated by Inuvo pursuant to Section 8.1(g) or Section 8.1(h), CPT shall, or shall cause Parent to, promptly, but in no event later than the date of the earliest such event, pay to Inuvo a fee equal to Two Million Eight Hundred Thousand Dollars ($2,800,000) (the “CPT Termination Fee”), payable by wire transfer of same day funds; provided, however, that, in the case of any termination pursuant to Section 8.1(g) or Section 8.1(h), the CPT Termination Fee shall be payable prior to, and as a condition to, such termination.

(iii) Each of CPT and Inuvo acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, each Party would not enter into this Agreement. It is agreed that each of the CPT Termination Fee and the Inuvo Termination Fee constitutes liquidated damages and is not a penalty, and the payment of the CPT Termination Fee or the Inuvo Termination Fee in the circumstances specified herein is supported by due and sufficient consideration. Accordingly, if CPT or Inuvo fails promptly to make a payment due pursuant to this Section 8.3(b), and, in order to obtain such payment, CPT on the one hand, or Inuvo on the other hand, commences a suit that results in a judgment against the other Party, such other Party shall pay to CPT or Inuvo, as applicable, their reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in this Section 8.3(b) at the publicly announced prime rate of Bank of America, N.A. plus two percent (2.0%) per annum, compounded quarterly, from the date such payment was required to be paid. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of a breach of this Agreement described in Section 8.2.

(iv) In no event shall more than one CPT Termination Fee or one Inuvo Termination Fee be payable hereunder.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Non-Survival of Representations and Warranties. The representations, warranties and covenants of CPT, Parent, Inuvo, CPT Merger Sub and Inuvo Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, except that the covenants that by their terms survive the Effective Time and this Article IX shall survive the Effective Time.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if such date is not a Business Day) of transmission by facsimile or e-mail (but only if followed by transmittal by a nationally recognized overnight carrier for delivery on the next Business Day), or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if such date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, CPT, CPT Merger Sub, or Inuvo Merger Sub, to:

ConversionPoint Technologies, Inc.
840 Newport Center Drive
Newport Beach, CA 92660
Attention: Robert Tallack, CEO
Email: robert@conversionpoint.com

with copies to:

Troutman Sanders LLP
5 Park Plaza, 14th Floor
Irvine, CA 92614
Attention: Larry A. Cerutti, Esq.
Email: larry.cerutti@troutmansanders.com
Facsimile No.: (949) 622-2739

If to Inuvo, to:

Inuvo, Inc.
500 President Clinton Avenue, Suite 300
Little Rock, AR 72201
Attention: Richard K. Howe, Chairman and CEO
Email: Richard.howe@inuvo.com

with copies to:

Porter Wright Morris & Arthur LLP
41 South High Street, Suite 2900
Columbus, OH 43215
Attention: Jeremy D. Siegfried, Esq.
Email: jsiegfried@porterwright.com
Facsimile No.: (614) 227-2100

Section 9.3 Interpretation; Other Remedies. The table of contents, captions and headings contained in this Agreement are solely for convenience of reference and shall not be used to interpret or construe this Agreement. The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

Section 9.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.5 Entire Agreement; Third-Party Beneficiaries. This Agreement and all exhibits and attachments hereto, including the CPT Disclosure Schedule, the Inuvo Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive, in accordance with its terms, any termination of this Agreement. Each of Parties agrees that this Agreement is not intended to, and does not, confer upon any Person, other than the Parties to this Agreement, any rights or remedies, and CPT only shall be entitled to enforce any remedies against Inuvo on the one hand, and Inuvo shall only be entitled to enforce any remedies against CPT on the other (in each case, including pursuant to Section 9.11 (related to specific performance)) for any breach or violation of this Agreement.

Section 9.6 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent may assign or pledge as collateral this Agreement or any of its rights and obligations hereunder to an affiliate of Parent or to any financing sources. Any purported assignment in violation of this Section 9.6 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 9.7 Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all the Parties, whether before or after the Required CPT Stockholder Vote or the Required Inuvo Stockholder Vote; provided, however, that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders or member without such further approval.

Section 9.8 Waiver. At any time prior to the Effective Time, the Parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the other Parties’ representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the other Parties’ agreements or conditions contained herein which may legally be waived. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure of any Party to exercise any power given such Party hereunder or to insist upon strict compliance by any party with its obligations hereunder, and no custom or practice of the parties in variance with the terms hereof, shall constitute a waiver of that Party’s right to demand exact compliance with the terms hereof. Any waiver shall not obligate that Party to agree to any further or subsequent waiver or affect the validity of the provision relating to any such waiver.

Section 9.9 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.10 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.12 Jurisdiction. Each of the Parties hereto irrevocably and unconditionally agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, if (and only if) the Court of Chancery does not accept jurisdiction over a particular matter, any court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or Proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

Section 9.13 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED BY THE PARTIES IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.13.

Section 9.14 Disclosure. Any matter disclosed in any Section of a Party’s Disclosure Schedule shall be considered disclosed for other sections of such Disclosure Schedule, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular Section of a Party’s Disclosure Schedule in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

CONVERSIONPOINT HOLDINGS, INC.

By: /s/ Robert Tallack
Name: Robert Tallack
Title:   Chief Executive Officer

CONVERSIONPOINT TECHNOLOGIES, INC.

By: /s/ Robert Tallack
Name: Robert Tallack
Title:   Chief Executive Officer

INUVO, INC.

By: /s/ Richard K. Howe
Name: Richard K. Howe
Title:   Chairman and Chief Executive Officer

CPT MERGER SUB, INC.

By: /s/ Robert Tallack
Name: Robert Tallack
Title:   Chief Executive Officer

CPT CIGAR MERGER SUB, INC.

By: /s/ Robert Tallack
Name: Robert Tallack
Title:   Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

FORMS OF SUPPORT AGREEMENTS

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of November 2, 2018, is entered into by and among ConversionPoint Technologies, Inc., a Delaware corporation (“CPT”), ConversionPoint Holdings, Inc., a Delaware corporation (“Parent”), a wholly-owned Subsidiary of CPT, CPT Merger Sub, a Delaware corporation and a wholly-owned Subsidiary of Parent (“CPT Merger Sub”), CPT Cigar Merger Sub, Inc., a Nevada corporation and a wholly-owned Subsidiary of Parent (“Inuvo Merger Sub”), Inuvo, Inc., a Nevada corporation (“Inuvo”), and [●] (the “Stockholder”). Each of Parent, CPT, CPT Merger Sub, Inuvo Merger Sub and Inuvo is a “Party” and together, the “Parties.” Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Stockholder is the record and Beneficial Owner (as defined below) of the Existing Shares (as defined below), and has sole investment power over, the Existing Shares;

WHEREAS, concurrently with the execution of this Agreement, Parent, CPT, Inuvo, CPT Merger Sub and Inuvo Merger Sub have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for, among other things and subject to the terms and conditions of the Merger Agreement: (i) a merger of CPT Merger Sub with and into CPT, with CPT being the surviving entity and becoming a wholly-owned Subsidiary of Parent (the “CPT Merger”), (ii) the merger of Inuvo Merger Sub with and into Inuvo, with Inuvo being the surviving entity and becoming a wholly-owned Subsidiary of Parent (the “Inuvo Merger” and, together with the CPT Merger, the “Mergers”), on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Stockholder has been provided with the execution copy of the Merger Agreement and acknowledges that the Stockholder will benefit directly and substantially from the consummation of the transactions contemplated thereby;

WHEREAS, as a condition and inducement to the willingness of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub to enter into the Merger Agreement, Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub have required that the Stockholder agree to, and the Stockholder has agreed to, enter into this Agreement; and

WHEREAS, as of the date hereof and subject to the terms and conditions herein, the Stockholder has agreed to enter into this Agreement and vote in favor of the CPT Merger and the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Termination Date in accordance with Section 8 (the “Voting Period”), at every meeting of the stockholders of CPT called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of CPT with respect to any of the following, the Stockholder hereby irrevocably and unconditionally agrees to be present (in person or by proxy) and vote (or cause to be voted), or (with respect to any written consent solicitation) deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares (as defined below): (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the CPT Merger, and any related proposal in furtherance thereof; (B) in favor of any proposal to adjourn or postpone the CPT Stockholders’ Meeting to a later date if there are not sufficient votes to adopt the Merger Agreement and/or if there are not sufficient shares present in person or by proxy at the CPT Stockholders’ Meeting to constitute a quorum; and (C) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement. The Stockholder retains the authority to vote on all other matters.

(b) At any meeting of the stockholders of CPT to which Section 1(a) above is applicable, the Stockholder shall, or shall direct the holder(s) of record of all of the Subject Shares on any applicable record date to, appear, in person or by proxy, at each meeting or otherwise cause all of the Subject Shares to be counted as present for purposes of establishing a quorum. The Stockholder shall provide Inuvo with at least five (5) Business Days’ written notice prior to signing any action proposed to be taken by written consent with respect to any Subject Shares.

(c) Solely in the event of a failure by the Stockholder to act in accordance with its obligations pursuant to Section 1(a) and Section 1(b) of this Agreement, and except as otherwise expressly provided herein, the Stockholder hereby irrevocably grants to and appoints Inuvo (and any designee thereof) as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to (i) represent the Subject Shares and (ii) vote, execute written consents and otherwise act (by voting at any meeting of stockholders of CPT or otherwise) with respect to the Subject Shares, in the case of each of clause (i) and clause (ii), regarding the matters referred to in Section 1(a) and Section 1(b) until, subject to Law, the Termination Date, to the same extent and with the same effect as the Stockholder could do under Law. The Stockholder intends the proxy granted pursuant to this Section 1(c) to be irrevocable and coupled with an interest and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. The Stockholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Agreement. Notwithstanding the foregoing, this proxy shall automatically be revoked on the Termination Date. Inuvo may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder. The parties acknowledge and agree that neither Inuvo, nor any of its Affiliates, shall owe any duty (fiduciary or otherwise), or incur any liability of any kind to the Stockholder or any of its Affiliates, in connection with or as a result of the exercise of the powers granted to Inuvo by this Section 1(c).

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(d) The Stockholder shall use his, her, or its, reasonable best efforts to ensure that all Jointly Owned Shares are voted in accordance with this Agreement and are otherwise subject to its terms and restrictions, including but not limited to the restrictions set forth in Sections 4 and 5.

(e) The following capitalized terms, as used in this Agreement, shall have the meanings set forth below:

(i) “Beneficial Owner” shall be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that notwithstanding the generality of the foregoing, for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time (including the passage of time in excess of sixty days), the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(ii) Company Shares” means, collectively, each share of common stock, par value $0.0001 per share of CPT.

(iii) “Existing Shares” means, with respect to the Stockholder, the number of Company Shares Beneficially Owned and/or owned of record by the Stockholder as of the date hereof, as set forth on Schedule A.

(iv) “Jointly Owned Shares” means any voting shares of capital stock of CPT beneficially owned by the Stockholder as to which the Stockholder has joint or shared voting power with any other person or entity, including but not limited to such Stockholder’s spouse.

(v) “Subject Shares” means, with respect to the Stockholder, the Stockholder’s Existing Shares, together with any Company Shares or other voting capital stock of CPT of which the Stockholder acquires Beneficial Ownership on or after the date hereof.

2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub with respect to the Stockholder and the Stockholder’s ownership of the Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). Other than as provided in the Merger Agreement and except for any filings by the Stockholder with the Securities and Exchange Commission (the “SEC”), the execution, delivery and performance by the Stockholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by the Stockholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Entity other than any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder.

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(b) No Conflicts. Assuming compliance with the matters referred to in Section 2(a), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (with or without notice or the passage of time or both) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under the Stockholder’s organizational documents, if any, or under any Contract of, or Law applicable to, the Stockholder or to the Stockholder’s property or assets. If the Stockholder is married and any of the Subject Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding, and enforceable, this Agreement has been (or promptly shall be) duly executed and delivered by, and constitutes a valid and legally binding agreement of, the Stockholder’s spouse, enforceable in accordance with its terms.

(c) The Subject Shares. The Stockholder is the sole record and beneficial owner of, or is a trust or estate that is the sole record holder of and whose beneficiaries are the sole beneficial owners of, and has good and marketable title to, all of the Existing Shares, free and clear of any and all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of any Existing Shares), except for (i) any such Liens arising hereunder or under the Merger Agreement, (ii) Liens imposed by federal or state securities laws, and (iii) Liens arising under any contract governing the terms of any awards granted to such Stockholder pursuant to an incentive compensation plan other than any of the foregoing that would not prevent, materially delay or materially impair, the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder. The Stockholder does not Beneficially Own or own of record any Company Shares other than the Existing Shares. The Stockholder has, and will have at the time of each CPT Stockholders’ Meeting occurring prior to the Mergers with respect to the matters covered by Section 1(a), the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, the Subject Shares, and none of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the Subject Shares that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. Other than this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer (as defined below), or cause to be Transferred, any of the Existing Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Reliance by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub. The Stockholder understands and acknowledges that Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties, covenants and other agreements of the Stockholder contained in this Agreement.

(e) Litigation. As of the date hereof, there is no (i) action, proceeding or investigation pending or threatened against the Stockholder or any of its Affiliates; or (ii) outstanding order to which the Stockholder or any of its Affiliates are subject or bound, in each case, that would reasonably be expected to or seeks to prevent, materially delay or materially impair the exercise by Parent of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

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(f) Other Agreements. Except for this Agreement, the Stockholder has not: (i) taken any action that would or would reasonably be expected to (A) constitute or result in a breach hereof; (B) make any representation or warranty of the Stockholder set forth in this Section 2 untrue or incorrect; or (C) have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement; (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1(a); or (iii) deposited any of the Subject Shares into a separate voting trust or entered into a voting agreement or arrangement with respect to any of the Subject Shares.

(g) Finders Fees. No broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) Stockholder Has Adequate Information. The Stockholder acknowledges that the Stockholder is a sophisticated investor with respect to the Subject Shares and has adequate information concerning the business and financial condition of CPT to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub or any Affiliate of any of the foregoing, and based on such information as the Stockholder has deemed appropriate, made his or its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that none of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub or any Affiliate of any of the foregoing has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that it has had the opportunity to seek independent legal advice prior to executing this Agreement.

3. Representations and Warranties of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub. Each of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub and constitutes a valid and binding obligation of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub enforceable against Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). Other than as provided in the Merger Agreement and any filings by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub with the SEC, the execution, delivery and performance by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Mergers.

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4. Restrictions on Transfer of Shares and Proxies. The Stockholder covenants and agrees that during the period from the date of this Agreement through the Termination Date, the Stockholder will not, directly or indirectly, (i) transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of (whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) or consent to any of the foregoing (“Transfer”), or cause to be Transferred, any of the Subject Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Subject Shares in respect of any matter addressed by this Agreement; (iii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iv) enter into any Contract with respect to the Transfer of any Subject Shares; or (v) take any other action, that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholder in connection with the transactions contemplated by the Merger Agreement. Any purported Transfer of the Subject Shares in violation of this Section 4 shall be null and void ab initio.

5. Stop Transfer; Changes in Subject Shares. The Stockholder hereby agrees with, and covenants to, Inuvo and Parent that (a) this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person or entity to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including its successors or assigns; and (b) such Stockholder shall not request that CPT register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of its Subject Shares. In the event of a stock split, stock dividend or distribution, or any change in Company Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Company Shares or the like, the terms “Existing Shares” and “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock splits, dividends and distributions and any securities into which or for which any or all of such Company Shares may be converted, changed or exchanged or which are otherwise received in such transaction.

6. Documentation and Information. The Stockholder hereby (a) consents to and authorizes the publication and disclosure by CPT, Inuvo, Parent and/or their respective Affiliates of its identity and holdings of the Subject Shares and the nature of its commitments and obligations under this Agreement in any announcement, the Joint Proxy Statement/Prospectus, the Registration Statement or any other disclosure document or filing with or notice to a Governmental Entity in connection with the Mergers or any of the transactions contemplated by the Merger Agreement, and (b) agrees as promptly as practicable to give to CPT, Inuvo and Parent any information it may reasonably require for the preparation of any such disclosure documents. The Stockholder hereby agrees to as promptly as practicable notify CPT, Inuvo and Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, filing or notice if and to the extent that any shall contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Stockholder hereby agrees to notify Inuvo and Parent in writing as promptly as practicable of the number of any additional Subject Shares or other securities of CPT of which the Stockholder acquires Beneficial Ownership on or after the date hereof. Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub each hereby consent to and authorize the Stockholder and its Affiliates, to the extent the Stockholder or such Affiliates determine it to be necessary or advisable under applicable Law, to publish and disclose in all documents and schedules filed with the SEC (including any amendment to the Stockholder’s Schedule 13D) and all documents and schedules filed with the Federal Trade Commission or the Department of Justice, and any press release or other disclosure document or filing in connection with the Mergers or any of the transactions contemplated by the Merger Agreement or this Agreement, a copy of this Agreement, each of the other party’s identities and the nature of the Stockholder’s commitments and obligations under this Agreement.

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7. Waiver of Dissenters’ or Appraisal Rights. The Stockholder hereby waives, to the full extent of the law, and agrees not to assert, any dissenters’ or appraisal rights pursuant to Section 262 of the Delaware General Corporation Law or otherwise in connection with the CPT Merger with respect to any and all Subject Shares.

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the date and time at which the earliest of clause (a) and clause (b) occurs being, the “Termination Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 8 shall relieve any party from liability for any breach of this Agreement occurring prior to the termination hereof; and (ii) the provisions of this Section 8 and Section 10 through Section 19 shall survive any termination of this Agreement.

9. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated thereby.

10. Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

if to Parent, CPT, CPT Merger Sub or Inuvo Merger Sub to:

ConversionPoint Technologies, Inc.
840 Newport Center Drive
Newport Beach, CA 92660
Attention: Robert Tallack, CEO

with copies to:

Troutman Sanders LLP
5 Park Plaza, 14th Floor
Irvine, CA 92614
Attention: Larry A. Cerutti, Esq.
Email: larry.cerutti@troutmansanders.com
Facsimile No.: (949) 622-2739

if to Inuvo, to:

Inuvo, Inc.
500 President Clinton Avenue, Suite 300
Little Rock, AR 72201
Attention: Richard K. Howe, Chairman and CEO

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with copies to:

Porter Wright Morris & Arthur LLP
41 South High Street, Suite 2900
Columbus, OH 43215
Attention: Jeremy D. Siegfried, Esq.
Email: jsiegfried@porterwright.com
Facsimile No.: (614) 227-2100

if to the Stockholder, to:

_________________________
_________________________
_________________________
_________________________
Email:
Facsimile No.:

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; five (5) Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

11. Amendment, Waivers, etc.

(a) Subject to the provisions of applicable Law, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

12. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

13. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to, and no provision of this Agreement does, confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

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14. Stockholder Capacity. The Stockholder is executing and entering into this Agreement solely in the Stockholder’s capacity as a stockholder of CPT, and not in the Stockholder’s capacity as a director, officer, employee, agent or consultant of CPT. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director of CPT in the taking of any actions (or failure to act) in his or her capacity as a director of CPT, or in the exercise of his or her fiduciary duties as a director of CPT, or prevent or be construed to create any obligation on the part of any director or officer of CPT from taking any action in his or her capacity as such director, and no action taken solely in the capacity as a director of CPT shall be deemed to constitute a breach of this Agreement.

15. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each of the Parties hereto irrevocably and unconditionally agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, if (and only if) the Court of Chancery does not accept jurisdiction over a particular matter, any court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or Proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

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16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED BY THE PARTIES IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

18. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement.

19. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

20. Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

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21. Joint Negotiation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CONVERSIONPOINT HOLDINGS, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

CONVERSIONPOINT TECHNOLOGIES, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

INUVO, INC.

By:
Name: Richard K. Howe
Title:   Chairman and Chief Executive Officer

CPT MERGER SUB, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

CPT CIGAR MERGER SUB, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

STOCKHOLDER

By:
Name:

SCHEDULE A

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of November 2, 2018, is entered into by and among ConversionPoint Technologies, Inc., a Delaware corporation (“CPT”), ConversionPoint Holdings, Inc., a Delaware corporation (“Parent”), a wholly-owned Subsidiary of CPT, CPT Merger Sub, a Delaware corporation and a wholly-owned Subsidiary of Parent (“CPT Merger Sub”), CPT Cigar Merger Sub, Inc., a Nevada corporation and a wholly-owned Subsidiary of Parent (“Inuvo Merger Sub”), Inuvo, Inc., a Nevada corporation (“Inuvo”), and [●] (the “Stockholder”). Each of Parent, CPT, CPT Merger Sub, Inuvo Merger Sub and Inuvo is a “Party” and together, the “Parties.” Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Stockholder is the record and Beneficial Owner (as defined below) of the Existing Shares (as defined below), and has sole investment power over, the Existing Shares;

WHEREAS, concurrently with the execution of this Agreement, Parent, CPT, Inuvo, CPT Merger Sub and Inuvo Merger Sub have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for, among other things and subject to the terms and conditions of the Merger Agreement: (i) a merger of CPT Merger Sub with and into CPT, with CPT being the surviving entity and becoming a wholly-owned Subsidiary of Parent (the “CPT Merger”), (ii) the merger of Inuvo Merger Sub with and into Inuvo, with Inuvo being the surviving entity and becoming a wholly-owned Subsidiary of Parent (the “Inuvo Merger” and, together with the CPT Merger, the “Mergers”), on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Stockholder has been provided with the execution copy of the Merger Agreement and acknowledges that the Stockholder will benefit directly and substantially from the consummation of the transactions contemplated thereby;

WHEREAS, as a condition and inducement to the willingness of Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub to enter into the Merger Agreement, Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub have required that the Stockholder agree to, and the Stockholder has agreed to, enter into this Agreement; and

WHEREAS, as of the date hereof and subject to the terms and conditions herein, the Stockholder has agreed to enter into this Agreement and vote in favor of the Inuvo Merger and the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Termination Date in accordance with Section 8 (the “Voting Period”), at every meeting of the stockholders of Inuvo called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Inuvo with respect to any of the following, the Stockholder hereby irrevocably and unconditionally agrees to be present (in person or by proxy) and vote (or cause to be voted), or (with respect to any written consent solicitation) deliver (or cause to be delivered) a written consent with respect to, all of the Subject Shares (as defined below): (A) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Inuvo Merger, and any related proposal in furtherance thereof; (B) in favor of any proposal to adjourn or postpone the Inuvo Stockholders’ Meeting to a later date if there are not sufficient votes to adopt the Merger Agreement and/or if there are not sufficient shares present in person or by proxy at the Inuvo Stockholders’ Meeting to constitute a quorum; (C) in favor of any other matter necessary to consummate the transactions contemplated by the Merger Agreement; and (D) against the following actions: (1) any merger, tender offer, exchange offer, sale of all or substantially all assets, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions involving Inuvo, any of its Subsidiaries and any other Person (including any Inuvo Takover Proposal), other than the Mergers and (2) any other action or agreement that would reasonably be expected to impede, frustrate, interfere with, delay, postpone or adversely affect the Mergers or any other transaction contemplated by the Merger Agreement, including the consummation thereof. The Stockholder retains the authority to vote on all other matters.

(b) At any meeting of the stockholders of Inuvo to which Section 1(a) above is applicable, the Stockholder shall, or shall direct the holder(s) of record of all of the Subject Shares on any applicable record date to, appear, in person or by proxy, at each meeting or otherwise cause all of the Subject Shares to be counted as present for purposes of establishing a quorum. The Stockholder shall provide CPT with at least five (5) Business Days’ written notice prior to signing any action proposed to be taken by written consent with respect to any Subject Shares.

(c) Solely in the event of a failure by the Stockholder to act in accordance with its obligations pursuant to Section 1(a) and Section 1(b) of this Agreement, and except as otherwise expressly provided herein, the Stockholder hereby irrevocably grants to and appoints CPT (and any designee thereof) as the Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to (i) represent the Subject Shares and (ii) vote, execute written consents and otherwise act (by voting at any meeting of stockholders of Inuvo or otherwise) with respect to the Subject Shares, in the case of each of clause (i) and clause (ii), regarding the matters referred to in Section 1(a) and Section 1(b) until, subject to Law, the Termination Date, to the same extent and with the same effect as the Stockholder could do under Law. The Stockholder intends the proxy granted pursuant to this Section 1(c) to be irrevocable and coupled with an interest and hereby revokes any proxy previously granted by the Stockholder with respect to the Subject Shares. The Stockholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Agreement. Notwithstanding the foregoing, this proxy shall automatically be revoked on the Termination Date. CPT may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder. The parties acknowledge and agree that neither CPT, nor any of its Affiliates, shall owe any duty (fiduciary or otherwise), or incur any liability of any kind to the Stockholder or any of its Affiliates, in connection with or as a result of the exercise of the powers granted to CPT by this Section 1(c).

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(d) The Stockholder shall use his, her, or its, reasonable best efforts to ensure that all Jointly Owned Shares are voted in accordance with this Agreement and are otherwise subject to its terms and restrictions, including but not limited to the restrictions set forth in Sections 4 and 5.

(e) The following capitalized terms, as used in this Agreement, shall have the meanings set forth below:

(i)  “Beneficial Owner” shall be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that notwithstanding the generality of the foregoing, for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time (including the passage of time in excess of sixty days), the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficial Ownership,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(ii) “Company Shares” means, collectively, each share of common stock, par value $0.001 per share of Inuvo.

(iii) “Existing Shares” means, with respect to the Stockholder, the number of Company Shares Beneficially Owned and/or owned of record by the Stockholder as of the date hereof, as set forth on Schedule A.

(iv) “Jointly Owned Shares” means any voting shares of capital stock of Inuvo beneficially owned by the Stockholder as to which the Stockholder has joint or shared voting power with any other person or entity, including but not limited to such Stockholder’s spouse.

(v) “Subject Shares” means, with respect to the Stockholder, the Stockholder’s Existing Shares, together with any Company Shares or other voting capital stock of Inuvo of which the Stockholder acquires Beneficial Ownership on or after the date hereof.

2. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub with respect to the Stockholder and the Stockholder’s ownership of the Subject Shares as follows:

(a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). Other than as provided in the Merger Agreement and except for any filings by the Stockholder with the Securities and Exchange Commission (the “SEC”), the execution, delivery and performance by the Stockholder of this Agreement does not require any action by or in respect of, or any notice, report or other filing by the Stockholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Entity other than any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder.

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(b) No Conflicts. Assuming compliance with the matters referred to in Section 2(a), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (with or without notice or the passage of time or both) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under the Stockholder’s organizational documents, if any, or under any Contract of, or Law applicable to, the Stockholder or to the Stockholder’s property or assets. If the Stockholder is married and any of the Subject Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding, and enforceable, this Agreement has been (or promptly shall be) duly executed and delivered by, and constitutes a valid and legally binding agreement of, the Stockholder’s spouse, enforceable in accordance with its terms.

(c) The Subject Shares. The Stockholder is the sole record and beneficial owner of, or is a trust or estate that is the sole record holder of and whose beneficiaries are the sole beneficial owners of, and has good and marketable title to, all of the Existing Shares, free and clear of any and all Liens and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of any Existing Shares), except for (i) any such Liens arising hereunder or under the Merger Agreement, (ii) Liens imposed by federal or state securities laws, (iii) Liens imposed pursuant to any written policies of Inuvo with respect to restrictions upon the trading of securities under applicable securities laws, and (iv) Liens arising under any contract governing the terms of any awards granted to such Stockholder pursuant to an incentive compensation plan other than any of the foregoing that would not prevent, materially delay or materially impair, the consummation of the transactions contemplated by the Merger Agreement or the Stockholder’s ability to observe and perform the Stockholder’s obligations hereunder. The Stockholder does not Beneficially Own or own of record any Company Shares other than the Existing Shares. The Stockholder has, and will have at the time of each Inuvo Stockholders’ Meeting occurring prior to the Mergers with respect to the matters covered by Section 1(a), the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, the Subject Shares, and none of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the Subject Shares that would prevent or delay the Stockholder’s ability to perform its obligations hereunder. Other than this Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to Transfer (as defined below), or cause to be Transferred, any of the Existing Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Reliance by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub. The Stockholder understands and acknowledges that Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties, covenants and other agreements of the Stockholder contained in this Agreement.

(e) Litigation. As of the date hereof, there is no (i) action, proceeding or investigation pending or threatened against the Stockholder or any of its Affiliates; or (ii) outstanding order to which the Stockholder or any of its Affiliates are subject or bound, in each case, that would reasonably be expected to or seeks to prevent, materially delay or materially impair the exercise by Parent of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

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(f) Other Agreements. Except for this Agreement, the Stockholder has not: (i) taken any action that would or would reasonably be expected to (A) constitute or result in a breach hereof; (B) make any representation or warranty of the Stockholder set forth in this Section 2 untrue or incorrect; or (C) have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement; (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1(a); or (iii) deposited any of the Subject Shares into a separate voting trust or entered into a voting agreement or arrangement with respect to any of the Subject Shares.

(g) Finders Fees. No broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) Stockholder Has Adequate Information. The Stockholder acknowledges that the Stockholder is a sophisticated investor with respect to the Subject Shares and has adequate information concerning the business and financial condition of CPT to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of Parent, CPT, CPT Merger Sub, Inuvo, and Inuvo Merger Sub, or any Affiliate of any of the foregoing, and based on such information as the Stockholder has deemed appropriate, made his or its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that none of Parent, CPT, CPT Merger Sub, Inuvo, or Inuvo Merger Sub or any Affiliate of any of the foregoing has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that it has had the opportunity to seek independent legal advice prior to executing this Agreement.

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3. Representations and Warranties of Parent, CPT, CPT Merger Sub, Inuvo, and Inuvo Merger Sub. Each of Parent, CPT, CPT Merger Sub, Inuvo, and Inuvo Merger Sub has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub and constitutes a valid and binding obligation of Parent, CPT, CPT Merger Sub, Inuvo, and Inuvo Merger Sub enforceable against Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law). Other than as provided in the Merger Agreement and any filings by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub with the SEC, the execution, delivery and performance by Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub of this Agreement does not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Mergers.

4. Restrictions on Transfer of Shares and Proxies. The Stockholder covenants and agrees that during the period from the date of this Agreement through the Termination Date, the Stockholder will not, directly or indirectly, (i) transfer, assign, sell, pledge, encumber, hypothecate or otherwise dispose of (whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) or consent to any of the foregoing (“Transfer”), or cause to be Transferred, any of the Subject Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Subject Shares in respect of any matter addressed by this Agreement; (iii) deposit any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iv) enter into any Contract with respect to the Transfer of any Subject Shares; or (v) take any other action, that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder. The foregoing restrictions on Transfers of Subject Shares shall not prohibit any such Transfers by the Stockholder in connection with the transactions contemplated by the Merger Agreement. Any purported Transfer of the Subject Shares in violation of this Section 4 shall be null and void ab initio.

5. Stop Transfer; Changes in Subject Shares. The Stockholder hereby agrees with, and covenants to, CPT and Parent that (a) this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person or entity to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including its successors or assigns; and (b) such Stockholder shall not request that Inuvo register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of its Subject Shares. In the event of a stock split, stock dividend or distribution, or any change in Company Shares by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of Company Shares or the like, the terms “Existing Shares” and “Subject Shares” shall be deemed to refer to and include such Company Shares as well as all such stock splits, dividends and distributions and any securities into which or for which any or all of such Company Shares may be converted, changed or exchanged or which are otherwise received in such transaction.

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6. Documentation and Information. The Stockholder hereby (a) consents to and authorizes the publication and disclosure by CPT, Inuvo, Parent and/or their respective Affiliates of its identity and holdings of the Subject Shares and the nature of its commitments and obligations under this Agreement in any announcement, the Joint Proxy Statement/Prospectus, the Registration Statement or any other disclosure document or filing with or notice to a Governmental Entity in connection with the Mergers or any of the transactions contemplated by the Merger Agreement, and (b) agrees as promptly as practicable to give to CPT, Inuvo and Parent any information it may reasonably require for the preparation of any such disclosure documents. The Stockholder hereby agrees to as promptly as practicable notify CPT, Inuvo and Parent of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document, filing or notice if and to the extent that any shall contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Stockholder hereby agrees to notify CPT and Parent in writing as promptly as practicable of the number of any additional Subject Shares or other securities of Inuvo of which the Stockholder acquires Beneficial Ownership on or after the date hereof. Parent, CPT, CPT Merger Sub, Inuvo and Inuvo Merger Sub each hereby consent to and authorize the Stockholder and its Affiliates, to the extent the Stockholder or such Affiliates determine it to be necessary or advisable under applicable Law, to publish and disclose in all documents and schedules filed with the SEC (including any amendment to the Stockholder’s Schedule 13D) and all documents and schedules filed with the Federal Trade Commission or the Department of Justice, and any press release or other disclosure document or filing in connection with the Mergers or any of the transactions contemplated by the Merger Agreement or this Agreement, a copy of this Agreement, each of the other party’s identities and the nature of the Stockholder’s commitments and obligations under this Agreement.

7. [Intentionally Omitted.]

8. Termination. This Agreement shall automatically terminate without further action upon the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the date and time at which the earliest of clause (a) and clause (b) occurs being, the “Termination Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 8 shall relieve any party from liability for any breach of this Agreement occurring prior to the termination hereof; and (ii) the provisions of this Section 8 and Section 10 through Section 19 shall survive any termination of this Agreement.

9. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated thereby.

10. Notices. Any notice, request, instruction or other document or communication to be given to any party hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, email or overnight courier:

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if to Parent, CPT, CPT Merger Sub or Inuvo Merger Sub, to:

ConversionPoint Technologies, Inc.
840 Newport Center Drive
Newport Beach, CA 92660
Attention: Robert Tallack, CEO
Email: [●]
Facsimile No.: [●]

with copies to:

Troutman Sanders LLP
5 Park Plaza, 14th Floor
Irvine, CA 92614
Attention: Larry A. Cerutti, Esq.
Email: larry.cerutti@troutmansanders.com
Facsimile No.: (949) 622-2739

if to Inuvo, to:

Inuvo, Inc.
500 President Clinton Avenue, Suite 300
Little Rock, AR 72201
Attention: Richard K. Howe, Chairman and CEO
Email: [●]
Facsimile No.: [●]

with copies to:

Porter Wright Morris & Arthur LLP
41 South High Street, Suite 2900
Columbus, OH 43215
Attention: Jeremy D. Siegfried, Esq.
Email: jsiegfried@porterwright.com
Facsimile No.: (614) 227-2100

if to the Stockholder, to:

[●]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; five (5) Business Days after deposit in the mail, if sent by registered or certified mail; upon telephonic or written confirmation of receipt (excluding out of office replies) if sent by facsimile or email; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

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11. Amendment, Waivers, etc.

(a) Subject to the provisions of applicable Law, any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

12. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

13. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns and no provision of this Agreement is intended to, and no provision of this Agreement does, confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

14.   Stockholder Capacity. The Stockholder is executing and entering into this Agreement solely in the Stockholder’s capacity as a stockholder of Inuvo, and not in the Stockholder’s capacity as a director, officer, employee, agent or consultant of Inuvo. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director of Inuvo in the taking of any actions (or failure to act) in his or her capacity as a director of Inuvo, or in the exercise of his or her fiduciary duties as a director of Inuvo, or prevent or be construed to create any obligation on the part of any director or officer of Inuvo from taking any action in his or her capacity as such director, and no action taken solely in the capacity as a director of Inuvo shall be deemed to constitute a breach of this Agreement.

15. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

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(b) Each of the Parties hereto irrevocably and unconditionally agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, if (and only if) the Court of Chancery does not accept jurisdiction over a particular matter, any court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or Proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or Proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

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16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED BY THE PARTIES IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

18. Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement.

19. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

20. Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

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21. Joint Negotiation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CONVERSIONPOINT HOLDINGS, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

CONVERSIONPOINT TECHNOLOGIES, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

INUVO, INC.

By:
Name: Richard K. Howe
Title: Chairman and Chief Executive Officer

CPT MERGER SUB, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

CPT CIGAR MERGER SUB, INC.

By:
Name: Robert Tallack
Title:   Chief Executive Officer

STOCKHOLDER

By:
Name:__________________

SCHEDULE A

EXHIBIT B

CPT CERTIFICATE OF MERGER

CERTIFICATE OF MERGER OF
CPT MERGER SUB, INC.,
a Delaware corporation
WITH AND INTO
CONVERSIONPOINT TECHNOLOGIES, INC.,
a Delaware corporation

Pursuant to Title 8, Section 251 of the Delaware General Corporation Law, the undersigned corporation hereby certifies:

FIRST: The name of the surviving corporation is ConversionPoint Technologies, Inc., a Delaware corporation (the “Surviving Corporation”), and the name of the corporation being merged into the Surviving Corporation is CPT Merger Sub, Inc., a Delaware corporation (the “Merging Corporation”).

SECOND: The Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by the Surviving Corporation and the Merging Corporation.

THIRD: The name of the Surviving Corporation is ConversionPoint Technologies, Inc., a Delaware corporation.

FOURTH: The Certificate of Incorporation of the Surviving Corporation, as in effect immediately prior to the merger, shall be the Certificate of Incorporation of the Surviving Corporation.

FIFTH: The merger is to become effective upon the filing of this Certificate of Merger with the Delaware Secretary of State.

SIXTH: The Agreement and Plan of Merger is on file at 840 Newport Center Drive, Suite 450, Newport Beach, California 92660, the place of business of the Surviving Corporation.

SEVENTH: A copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be signed by an authorized person as of _______________, 2019.

ConversionPoint Technologies, Inc.,
a Delaware corporation

By:
     Robert Tallack, Chief Executive Officer

EXHIBIT C

INUVO CERTIFICATE OF MERGER

140105

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

CPT Cigar Merger Sub, Inc.
Name of **merging** entity

Nevada
Jurisdiction

Corporation
Entity type *

Name of **merging** entity

Jurisdiction

Entity type *

Name of **merging** entity

Jurisdiction

Entity type *

Name of **merging** entity

Jurisdiction

Entity type *

and,

Inuvo, Inc.
Name of **surviving** entity

Nevada
Jurisdiction

Corporation
Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 1
Revised: 1-5-15

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn:

c/o:

3) Choose one:

☒ **The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).**

☐ **The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).**

4) Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):

☐ **If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.**

(a) Owner's approval was not required from

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 2
Revised: 1-5-15

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

CPT Cigar Merger Sub, Inc.
Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Inuvo, Inc.
Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 3
Revised: 1-5-15

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 4
Revised: 1-5-15

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: **Time:**

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 5
Revised: 1-5-15

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

CPT Cigar Merger Sub, Inc.
Name of **merging** entity

X ______________________ Chief Executive Officer
Signature | Title | Date

Name of **merging** entity

X ______________________
Signature | Title | Date

Name of **merging** entity

X ______________________
Signature | Title | Date

Name of **merging** entity

X ______________________
Signature | Title | Date

and,

Inuvo, Inc.
Name of **surviving** entity

X ______________________ Chairman & CEO
Signature | Title | Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Reset

Nevada Secretary of State 92A Merger Page 6
Revised: 1-5-15

EXHIBIT D

FORM OF SEPARATION AGREEMENT

CONTINGENT SEPARATION AND RELEASE AGREEMENT

THIS CONTINGENT SEPARATION AND RELEASE AGREEMENT (this “Agreement”) is made by and among [_______________] (the “Employee”), Inuvo, Inc., a Nevada corporation (the “Company”), and ConversionPoint Holdings, Inc. (“Buyer”) as of this ____ day of _______________, 2019 (the “Agreement Date”).

W I T N E S S E T H :

WHEREAS, the Employee is employed by the Company as [_______________]1 pursuant to an Employment Agreement dated March 1, 2012 (the “Employment Agreement”); and

WHEREAS, the Company and Buyer and other wholly-owned subsidiaries of Buyer have entered into a Merger Agreement, dated November 2, 2018 (the “Merger Agreement”) whereby the Company has agreed to merge with a subsidiary of Buyer (the “Merger”).

WHEREAS, Employee, by signing below, acknowledges Employee’s separation from employment with Inuvo and as an employee of Inuvo and Insperity Companies II, L.P. (“Insperity”) in any other capacity, as well as Employee’s resignation as [a director of the Company and as]2 a director and officer of any subsidiaries of the Company effective as of the dates set forth herein. [This Agreement has no impact on Employee’s service as a Director of Buyer as contemplated by the Merger Agreement.]3

WHEREAS, the Company and the Employee are sometimes referred to herein collectively as the “Parties,” or individually as a “Party.”

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, the Employee and the Company agree as follows:

1. This Agreement is contingent upon consummation of the Merger. If for any reason the Merger is not consummated this Agreement shall automatically terminate and Employee’s employment with the Company shall continue pursuant to the terms of the Employment Agreement.

1 Note: Applicable to Richard K. Howe, Chairman and Chief Executive Officer; Wallace D. Ruiz, Chief Financial Officer; and John B. Pisaris, General Counsel.
2 Note: Applicable to Richard K. Howe only.
3 Note: Applicable to Richard K. Howe only.

2. On the date the Merger Closes (the “Effective Date”) the Company shall be deemed to have delivered written notice of termination without Cause (as defined in the Employment Agreement) to Employee (the “Notice Date”). Employee’s employment with the Company and Insperity will be terminated effective on the earlier of (i) one hundred and eighty (180) days after the Notice Date; or (ii) upon thirty (30) days written notice from the Employee, which notice shall not be given prior to the sixty (60) day anniversary of the Notice Date (the “Termination Date”). The Termination Date may be extended with the mutual written agreement of the parties. Between the Notice Date and the Termination Date, Employee shall: (i) no longer serve or act as the Company’s [___________________] but shall remain an employee through the Termination Date; and (ii) not be required to report to work, but shall be available on a limited basis to assist the Company with the orderly transition of his duties. Additionally, Employee resigns [as a director of the Company and]4 as a director and officer of any subsidiaries of the Company effective as of the Notice Date. Health care and dental insurance coverage will continue under the Company’s benefits plans, as then in effect, until 11:59pm on the end of the month in which the Termination Date occurs. After the Termination Date, COBRA options are available depending on eligibility.

3. Until the Termination Date, the Company shall pay the Employee (i) the earned but unpaid portion of the Employee’s Basic Salary (as defined in the Employment Agreement) through the Termination Date and (ii) any other amounts or benefits owing to the Employee under the applicable employee benefit, incentive or equity plans and programs of the Company, which shall be paid or treated in accordance with the terms of such plans and programs. All payments made under this Paragraph 3 will be subject to applicable federal and state tax withholding and statutory deductions.

4. On the Termination Date, the Company shall pay the Employee a lump sum severance of $_____________5 (the “[Initial] Severance Payment”). [Following the first day of the month after six (6) months after the Termination Date, the Company shall pay the Employee $168,057, paid over a period of six (6) months in twelve (12) equal installments payable on the 15th and last business day of each month (the “Trailing Severance Payments, and, collectively with the Initial Severance Payment, the “Severance Payments”)].6 The payments made under this Paragraph 4 will be subject to applicable federal and state tax withholding and statutory deductions. Employee agrees and understands that the Severance Payment[s] made under this Agreement [is / are] the sole responsibility of the Company and that Insperity Companies II, L.P. (“Insperity”) has no obligation to make the Severance Payment[s] even though such payments may be processed in whole or in part through Insperity. Furthermore, Employee understands and agrees that if the Company determines that any amount paid to Employee under this Agreement should not commence until the first day of the month after six (6) months after the Termination Date because Employee is a “specified employee” under Code Section 409A, then the Company shall in good faith adjust the form and timing of such payments as it reasonably determines to be necessary or advisable to comply with Code Section 409A.

4 Note: Applicable to Richard K. Howe only.
5 Note: Richard K. Howe to receive $550,000; Wallace D. Ruiz to receive $417,206; John B. Pisaris to receive $398,097.
6 Note: Richard K. Howe to receive $168,057 in Trailing Severance Payments.

5. Except as specifically provided in this Paragraph 5, the Employee hereby acknowledges and agrees that the payment and benefits specifically provided for herein are in complete satisfaction of and constitute all of the payments and benefits to which the Employee is entitled relating to severance or otherwise in connection with the termination of the Employee’s employment with the Company. Notwithstanding the foregoing or anything to the contrary contained herein, Employee does not waive any rights related to the settlement of outstanding restricted stock units and stock options contained in the Merger Agreement and such items shall be settled as set forth in the Merger Agreement. The Employee hereby acknowledges and agrees that Section 6(b) of the Employment Agreement requires, as a condition precedent to receiving the Severance Payment[s], the Employee to provide the Company with a written general release that releases the Company from both known and unknown claims and in which the Employee agrees not to disparage the Company or its affiliates and in which the Employee acknowledges his continuing obligations under the Non-Competition, Confidentiality and Non-Solicitation Agreement entered into by the parties (the “Non-Competition Agreement”), all of which are contained hereunder.

6. In exchange for the valuable consideration hereunder, including but not limited to the Severance Payment, the Employee hereby releases the Company, the Buyer, Insperity and each of their respective employees, officers, directors, stockholders, agents, affiliates, subsidiaries, parent corporations, successors, legal representatives and assigns, as well as each of the above entities’ past and present officers, directors, employees, shareholders, members, trustees, joint venturers, attorneys, partners, and anyone claiming through them (collectively, the “Released Parties”), from any and all claims, actions, causes of action, demands, rights, damages, costs, expenses, attorneys’ fees and compensation in any form whatsoever, whether known or unknown, which the Employee now has or may have, or which may hereafter accrue against any of the Released Parties on account of or in any way growing out of the Employee’s employment with the Company and Insperity and the Employment Agreement or the termination thereof or otherwise arising up to and including the Termination Date, including, but not limited to, claims for wrongful discharge, breach of implied or express contracts (including the Employment Agreement), breach of an implied covenant of good faith and fair dealing, tortious interference with contract or prospective economic advantage, claims for wages, vacation and bonus compensation, violation of public policy, intentional or negligent infliction of emotional distress, negligent hiring/supervision, defamation, fraud, or other wrongful conduct, including, specifically, any claims arising out of any legal or contractual restriction on the Company’s or Insperity’s right to terminate its employees, claims for wages, bonuses, incentives, employment benefits, and claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991 and the laws amended thereby, the Americans with Disabilities Act, the Age Discrimination in Employment Act of 1967, as amended, the Older Workers Benefit Protection Act, the Family and Medical Leave Act, the Equal Pay Act, the Fair Labor Standards Act, the Rehabilitation Act of 1973, the Employee Retirement Income Security Act of 1974, [the Arkansas Civil Rights Act of 1993, the Arkansas Uniform Contribution Among Tortfeasors Act / the Florida Civil Rights Act, Florida Whistleblower Protection Act, Florida Workers’ Compensation Law Retaliation provision, Florida Wage Discrimination Law, Florida Equal Pay Law, Florida AIDS Act, Florida Discrimination on the Basis of Sickle Cell Trait Law,]7 or any other provision of federal, state or local statutory or common law or regulation. Notwithstanding the foregoing, nothing contained herein shall be deemed a waiver of Employee’s right to indemnification from the Company for any third party claims, including but not limited to indemnification rights under the Company’s Articles of Incorporation, ByLaws, Directors and Officers insurance, Nevada law or any other agreements between the Company and the Employee providing for indemnification. This general release does not waive any of the Employee’s claims for workers’ compensation, unemployment compensation, or any other applicable law for which claims cannot be waived as a matter of law.

7 Note: Arkansas labor law applicable to Richard K. Howe and Wallace D. Ruiz; Florida labor law applicable to John B. Pisaris.

7.           To the extent not prohibited by applicable law, the Employee hereby warrants that he has not and will not institute any lawsuit, claim, action, charge, complaint, petition, appeal, accusatory pleading, or proceeding of any kind against the Company and / or Insperity and/or the Released Parties, and Employee waives, or at a minimum assigns to the Company and / or Insperity, any and all rights to any and all forms of recovery or compensation from any legal action brought by Employee or on Employee’s behalf in connection with Employee’s employment with the Company or Insperity or the termination of Employee’s employment with the Company or Insperity. To the extent not prohibited by applicable law, in the event that a lawsuit or any of the foregoing actions are filed by Employee in breach of this covenant, it is expressly understood and agreed that this covenant shall constitute a complete defense to any such lawsuit or action. The Employee further acknowledges and agrees that any material breach by Employee of any of the terms contained in this Agreement relieves the Company and Insperity of any and all obligations it may have pursuant to this Agreement. The Employee further agrees that should he bring any type of administrative, equitable, or legal action arising out of claims waived under this Agreement, the Employee will bear all legal fees and costs associated therewith, including those of the Released Parties. Furthermore, nothing in this Agreement prevents Employee from filing any claim that the law precludes him from waiving by agreement, including any administrative charge or complaint filed with the Equal Employment Opportunity Commission, any state equivalent, or any other governmental agency. Employee, however, expressly waives and releases any right Employee may have to recover any damages (including without limitation any attorneys’ fees) resulting from such an administrative charge or any complaint that may be instituted on Employee’s behalf against the Company by the Equal Employment Opportunity Commission, any state equivalent, or any other governmental agency, or in any class or collective action that may be filed on Employee’s behalf.

8.           To the extent not prohibited by applicable law, the Company hereby warrants that it has not and will not institute any lawsuit, claim, action, charge, complaint, petition, appeal, accusatory pleading, or proceeding of any kind against Employee, and the Company waives, or at a minimum assigns to Employee, any and all rights to any and all forms of recovery or compensation from any legal action brought by the Company or on the Company's behalf in connection with Employee’s employment with the Company or Insperity or the termination of Employee’s employment with the Company or Insperity. To the extent not prohibited by applicable law, in the event that a lawsuit or any of the foregoing actions are filed by Company in breach of this covenant, it is expressly understood and agreed that this covenant shall constitute a complete defense to any such lawsuit or action. The Company further acknowledges and agrees that any material breach by the Company of any of the terms contained in this Agreement relieves Employee of any and all obligations he may have pursuant to this Agreement. The Company further agrees that should it bring any type of administrative, equitable, or legal action arising out of claims waived under this Agreement, the Company will bear all legal fees and costs associated therewith. The Company does not release, waive or discharge Employee from any legal, equitable or administrative claim or action based on any act of fraud, dishonesty, embezzlement, intentional wrongdoing or criminal conduct committed by Employee during his employment with the Company.

9.           On or before the Termination Date, the Employee will return all Company Property within his possession, custody, or control to the Company. As used herein, the term “Company Property” means any and all documents, electronic information, or other tangible things that are confidential or proprietary to the Company or any affiliate thereof or otherwise relate to the business of the Company. The Employee hereby represents and warrants that he has not retained any copies, electronic or otherwise, of any such Company Property. The term “Company Property” does not include the Employee’s copy of this Agreement. The Employee agrees to cooperate with the Company with regard to resigning all corporate positions and directorships he may have with the Company and/or any affiliated entities. Employee will promptly provide such information about the corporate records of the Company as might be requested by the Company. As part of providing such cooperation, Employee agrees to execute such documents as might be requested by the Company. Notwithstanding the foregoing, Employee may retain his Company owned laptop computer and cell phone, after Company Property is deleted by the Company’s technology personnel on both devices. The Company shall forward any personal mail received at the Company’s office to Employee’s residence.

10.           The Employee and the Company agree that they will not directly or indirectly, individually or in concert with others for a period of five years from the date of this Agreement, (i) disparage, interfere with or attempt to interfere with, the Employee’s or the Company’s, as applicable, reputation, goodwill, services, business and/or the Company’s stockholders, directors, officers, employees, agents, representatives and any affiliates or (ii) engage in any conduct, take any actions, make any statements (oral or written), or engage in any internet or other electronic communications (such as blog posts, message boarding, text messages, e-mail, or instant messages) to the public, future employers, Company shareholders, customers, or vendors, the investment community, the media, current, former or future Company employees, or any other third party whatsoever that is calculated to have, or reasonably likely or possibly having, the effect of undermining, disparaging or otherwise reflecting negatively or could reasonably be considered to undermine, disparage or reflect negatively, on the Company, its reputation, goodwill, services, business and/or stockholders, directors, officers, employees, agents, representatives and its affiliates.

11.           The Employee agrees to provide thorough and accurate information and testimony voluntarily to or on behalf of the Company or any affiliate thereof regarding any investigation, litigation or claims initiated by or against the Company or any affiliate thereof or by any entity or person(s) (individually, a “Proceeding,” and collectively, the “Proceedings”), but he agrees not to disclose or to discuss with anyone who is not directing or assisting in any Proceeding, other than his attorney, the fact of or the subject matter of any Proceeding, except as required by law. The Employee will take all reasonable steps to cooperate fully with the Company or any affiliate thereof in supplying thorough and accurate information in each Proceeding and during the defense or prosecution thereof. The Employee will accommodate his schedule to cooperate with the Company or any affiliate thereof and provide such information as soon as is reasonable under the circumstances. In requesting information the Company or any affiliate thereof will attempt to work with the Employee to arrange times that reasonably accommodate his schedule and, to the extent permitted by law, the Company will reimburse the Employee for reasonable travel, commuting, parking or other similar out-of-pocket expenses incurred by him in connection with providing such information or testimony.

12.           The Employee acknowledges and agrees that the Company may disclose the terms of this Agreement in accordance with applicable legal requirements.

13.           This Agreement shall be binding on the Parties and upon their heirs, administrators, representatives, executors, successors and assigns and shall inure to their benefit and to that of their heirs, administrators, representatives, executors, successors and assigns.

14.           The Employee and the Company agree and expressly acknowledge that this Agreement includes a waiver and release of all claims which the Employee has or may have under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. § 621, et seq. ("ADEA"), including the Older Workers' Benefits Protection Act ("OWBPA"). The following terms and conditions apply to and are part of the waiver and release of ADEA claims under this Agreement:

(a)
The waiver and release of claims under the ADEA contained in this Agreement does not cover rights or claims that may arise after the date on which the Employee signs this Agreement;

(b)
The Employee is advised by this writing to consult an attorney before signing this Agreement;

(c)
The Employee is granted twenty-one (21) days after he is presented with this Agreement to decide whether or not to sign this Agreement;

(d)
The Employee will have the right to revoke the waiver and release of claims under the ADEA within seven (7) days of his signing this Agreement, and this Agreement shall not become effective or enforceable until that revocation period has expired without the Employee having revoked this Agreement. In order to revoke this Agreement, the Employee must submit written notice of his revocation to:

Inuvo, Inc.
500 President Clinton Ave.
Little Rock, AR 72201
ATTN: Human Resources

such that the notice is received by said person before the expiration of the seven (7) day revocation period; and

(e)
The Employee hereby acknowledges and agrees that this Agreement is written clearly in a manner which he understands he is knowingly and voluntarily waiving and releasing his rights and claims only in exchange for consideration (something of value) in addition to anything of value to which he is already entitled.

15.           Employee acknowledges and agree that the Company has not made any representations to the Employee regarding the tax consequences of any amounts received by the Employee pursuant to this Agreement and further the Employee agrees that he shall be solely responsible for payment of all his personal tax liabilities due on any and all payments to him set forth in this Agreement, including but not limited to federal, state and local taxes, and interest and penalties, which are or may become due.

16.           Nothing contained in this Agreement, or the fact of its submission to the Employee, shall be admissible evidence in any judicial, administrative, or other legal proceeding, or be construed as an admission of any liability or wrongdoing on the part of the Company or the other Released Parties of any violation of federal or state statutory or common law or regulation.

17.           If any portion of this Agreement is held to be invalid or legally unenforceable, such portion will be enforced to the greatest extent permitted by law and the remaining portions of this agreement will not be affected and will be given full force and effect.

18.           This Agreement sets forth the entire agreement between the Parties and supersedes any and all prior oral or written agreements or understandings between the Employee and the Company concerning the subject matter of this Agreement. This Agreement may not be altered, amended or modified, except by a further written document signed by the Employee and an authorized officer of the Company. Nothing herein, however, shall alter, limit, or modify the Non-Competition Agreement, or Employee's non-disparagement obligations set forth in Paragraph 6(b) of the Employment Agreement and Paragraph 10 of this Agreement, and the Employee expressly acknowledges that the Non-Competition Agreement and Employee's non-disparagement obligation in Paragraph 6(b) of the Employment Agreement remain in full force and effect in accordance with their terms.

19.           This Agreement shall be construed and enforced in accordance with the laws of the State of [Arkansas / Florida]8 without reference to its or any other state’s conflicts of law rules.

20.           This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. Either Party's facsimile, PDF'd, or emailed signature shall be deemed to be an original signature for all purposes.

21.           The Employee acknowledges that he has had adequate time to review this Agreement, that he has been advised by the Company to consult with legal counsel of his choosing regarding this Agreement, and that he enters into this Agreement freely, knowingly, and voluntarily.

8 Note: Arkansas law applicable to Richard K. Howe and Wallace D. Ruiz; Florida law applicable to John B. Pisaris.

22.           This Agreement is intended to comply with Code Section 409A or an exemption thereunder and shall be construed and administered in accordance with Code Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Code Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Code Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Code Section 409A to the maximum extent possible. For purposes of Code Section 409A, each payment provided under this Agreement shall be treated as a separate payment.

23.            Buyer hereby unconditionally and irrevocably guarantees to Employee each obligation of the Company under this Agreement. The liability of Buyer shall not be released or diminished by any arrangements or alterations of terms of this Agreement or any forbearance, compromise, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance or the dissolution or insolvency or liquidation or any change in the status of the Company. Buyer hereby waives any rights which it may have to require Employee to proceed first against or claim payment from the Company. This guarantee is to be a continuing security to Employee. Buyer’s obligations under this Section 23 are primary obligations and not those of a mere surety. Notwithstanding the foregoing or anything to the contrary herein, this provision 23 shall be of no force and effect unless the Merger is consummated.

[REST OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date specified below.

INUVO, INC.

By:
Name:
Title:

Date:

EMPLOYEE

Date:

CONVERSIONPOINT HOLDINGS, INC.

By:
Name:
Title:

Date:

SCHEDULE 2.6(a)

DIRECTORS OF PARENT AND PARENT’S SUBSIDIARIES

CONVERSIONPOINT HOLDINGS, INC.
Richard K. Howe	Non-Executive Chairman
Raghunath Kilambi	Director
Robert Tallack	Director
An individual to be nominated by Inuvo within 30 days of the Closing	Director
3 additional independent directors to be nominated by the board of ConversionPoint Holdings, Inc.	Directors

CONVERSIONPOINT TECHNOLOGIES, INC.
Raghunath Kilambi	Director
Haig Newton	Director
Robert Tallack	Director

INUVO, INC.
Don Walker “Trey” Barrett III	Director
Raghunath Kilambi	Director
Haig Newton	Director
Robert Tallack	Director

SCHEDULE 2.6(b)

OFFICERS OF PARENT AND PARENT’S SUBSIDIARIES

CONVERSIONPOINT HOLDINGS, INC.
Robert Tallack	Chief Executive Officer
Raghunath Kilambi	Vice Chairman and Chief Financial Officer
Jeffrey Marks	Secretary and General Counsel

CONVERSIONPOINT TECHNOLOGIES, INC.
Robert Tallack	Chief Executive Officer
Stephen Blazick	Chief Revenue Officer
Tom Furukawa	Chief Product Officer
Christopher Jahnke	Chief Marketing Officer
Jack Thomsen	Chief Financial Officer
Haig Newton	Chief Technology Officer

INUVO, INC.
Don Walker “Trey” Barrett III	Chief Operating Officer
Robert Tallack	Chief Executive Officer
Tom Furukawa	Chief Product Officer
Raghunath Kilambi	Chief Financial Officer

SCHEDULE 2.7(a)

PARENT CERTIFICATE OF INCORPORATION

CERTIFICATE OF INCORPORATION
OF CONVERSIONPOINT HOLDINGS, INC.

ARTICLE I

The name of the corporation is ConversionPoint Holdings, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, Delaware 19805, County of New Castle. The name of the registered agent of the Corporation at such address is vCorp Services, LLC.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

ARTICLE IV

The name and mailing address of the incorporator is Dean Longfield, c/o Troutman Sanders LLP, 5 Park Plaza, Suite 1400, Irvine, California 92614.

ARTICLE V

Section 1.                       This Corporation is authorized to issue two classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of stock that the Corporation shall have authority to issue is 100,000,000 shares, of which 90,000,000 shares are Common Stock, $0.0001 par value per share, and 10,000,000 shares are Preferred Stock, $0.0001 par value per share.

Section 2.                       Each share of Common Stock shall entitle the holder thereof to one vote. Each share of Common Stock shall be equal in all respects to every other share of Common Stock. Each holder of record of issued and outstanding Common Stock shall be entitled to one vote on all matters for each share so held. Subject to the rights and preferences, if any, of the holders of Preferred Stock, each issued and outstanding share of Common Stock shall entitle the record holder thereof to receive dividends and distributions out of funds legally available therefor, when, as and if declared by the Board of Directors, in such amounts and at such times, if any, as the Board of Directors shall determine, ratably in proportion to the number of shares of Common Stock held by each such record holder. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after there shall have been paid to or set aside for the holders of any class of capital stock having preference over the Common Stock in such circumstances the full preferential amounts to which they are respectively entitled, the holders of the Common Stock, and of any class or series of capital stock entitled to participate in whole or in part therewith as to the distribution of assets, shall be entitled, after payment or provision for the payment of all debts and liabilities of the Corporation, to receive the remaining assets of the Corporation available for distribution, in cash or in kind, ratably in proportion to the number of shares of Common Stock held by each such holder.

Section 3.                       The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series.

Section 4.                       The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of shares of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 3 of this Article V (or any certificate of designation with respect thereto). Except as otherwise required by law or provided in this Section 4, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

ARTICLE VI

Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Corporation shall be fixed solely by resolution of the majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in the previously authorized directorships. At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL or by written consent in lieu of an annual meeting pursuant to Section 211(b) of the DGCL and Article IX hereof.

Schedule 2.7(a) - 2

ARTICLE VII

Except as otherwise provided for or fixed by or pursuant to the provisions of Article V hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or as provided by resolution of the Board of Directors, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Corporation, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VIII

Section 1.                       The Corporation is to have perpetual existence.

Section 2.                       The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the Board of Directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 3.                       In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Corporation’s Bylaws. The Corporation’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. Notwithstanding the above or any other provision of this Certificate of Incorporation, the Bylaws of the Corporation may not be amended, altered or repealed except in accordance with Article X of the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4.                       The election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 5.                       No stockholder will be permitted to cumulate votes at any election of directors.

Schedule 2.7(a) - 3

ARTICLE IX

Section 1.                       Any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by holders of record on the record date (established in the manner provided in Section 2 of this Article IX) of outstanding shares of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, but only if such action is taken in accordance with the provisions of this Article IX, the Bylaws of the Corporation and applicable law; provided, however, that in the case of the election or removal of directors by written consent, such consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors.

Section 2.                       In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the attention of the Secretary of the Corporation, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 2 of Article IX). If no record date has been fixed by the Board of Directors within ten days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

ARTICLE X

Section 1.                       Special meetings of stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Schedule 2.7(a) - 4

Section 2.                       Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

ARTICLE XI

Section 1.                       To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2.                       The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3.                       The Corporation shall have the power to indemnify, to the extent permitted by applicable law, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4.                       Neither any amendment nor repeal of any Section of this Article XI, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Corporation inconsistent with this Article XI, shall eliminate or reduce the effect of this Article XI in respect of any matter occurring, or any cause of action, suit, claim or proceeding accruing or arising or that, but for this Article XI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Schedule 2.7(a) - 5

ARTICLE XII

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XIII

Unless the Corporation consents in writing to the selection of an alternative forum and to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if such court lacks jurisdiction, any other state or federal court located within the State of Delaware) shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL or the Corporation’s Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine; in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

ARTICLE XIV

The Corporation shall not be governed by the provisions of Section 203 of the DGCL.

ARTICLE XV

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

I, the undersigned, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 1st day of November, 2018.

_________________________
Dean Longfield, Incorporator

Schedule 2.7(a) - 6

SCHEDULE 2.7(b)

PARENT BYLAWS

BYLAWS OF CONVERSIONPOINT HOLDINGS, INC.

ARTICLE I  — CORPORATE OFFICES

1.1   REGISTERED OFFICE

The registered office of ConversionPoint Holdings, Inc. (the “Corporation”) shall be fixed in the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”). References in these Bylaws (the “Bylaws”) to the Certificate of Incorporation shall mean the Certificate of Incorporation of the Corporation, as amended from time to time, including the terms of any certificates of designation of any series of Preferred Stock.

1.2   OTHER OFFICES

The Corporation may at any time establish other offices at any place or places.

ARTICLE II — MEETINGS OF STOCKHOLDERS

2.1   PLACE OF MEETINGS

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Corporation’s Board of Directors (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2   ANNUAL MEETING

The annual meeting of stockholders shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the Corporation’s notice of the meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these Bylaws, may be transacted.

2.3   SPECIAL MEETING

(i)   A special meeting of the stockholders, other than those required by statute, may be called at any time only by the affirmative vote of a majority of the Whole Board. A special meeting of the stockholders may not be called by any other person or persons. The Board of Directors, by the affirmative vote of a majority of the Whole Board, may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

  The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board of Directors. Nothing contained in this Section 2.3(ii) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4   ADVANCE NOTICE PROCEDURES

(i)   Advance Notice of Stockholder Business. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought: (A) pursuant to the Corporation’s proxy materials with respect to such meeting, (B) by or at the direction of the Board of Directors, or (C) by a stockholder of the Corporation who (1) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(i) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in this Section 2.4(i). In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to these Bylaws and applicable law. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “1934 Act”), clause (C) above shall be the exclusive means for a stockholder to bring business before an annual meeting of stockholders.

(a)   To comply with clause (C) of Section 2.4(i), a stockholder’s notice must set forth all information required under this Section 2.4(i) and must be timely received by the chief executive officer of the Corporation. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Corporation not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described in this Section 2.4(i)(a). “Public Announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Schedule 2.7(b) - 2

(b)   To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter of business the stockholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting, the text of the proposed business (including the text of any resolutions proposed for consideration) and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business and any Stockholder Associated Person (as defined below), (3) the class and number of shares of the Corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person as of the date of delivery of such notice, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, (5) any material interest of the stockholder or a Stockholder Associated Person in such business, and (6) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the voting power of the Corporation’s voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (6) above, a “Business Solicitation Statement”). In addition, to be in proper written form, a stockholder’s notice to the secretary must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (3) and (4) above as of the record date for notice of the meeting. For purposes of this Section 2.4, a “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(c)   Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 2.4(i) and, if applicable, Section 2.4(ii). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting and in accordance with the provisions of this Section 2.4(i), and, if the chairperson should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

Schedule 2.7(b) - 3

(ii)   Advance Notice of Director Nominations at Annual Meetings. Notwithstanding anything in these Bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 2.4(ii) shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election or re-election to the Board of Directors of the Corporation shall be made at an annual meeting of stockholders only (A) by or at the direction of the Board of Directors or (B) by a stockholder of the Corporation who (1) was a stockholder of record at the time of the giving of the notice required by this Section 2.4(ii) and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in this Section 2.4(ii). In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of the Corporation.

(a)   To comply with clause (B) of Section 2.4(ii), a nomination to be made by a stockholder must set forth all information required under this Section 2.4(ii) and must be received by the secretary of the Corporation at the principal executive offices of the Corporation at the time set forth in, and in accordance with, the final three sentences of Section 2.4(i)(a); provided, however, that in the event the number of directors to be elected to the Board of Directors is increased and there is no Public Announcement naming all of the nominees for director or specifying the size of the increased board made by the Corporation at least ten (10) days before the last day a stockholder may deliver notice of nomination pursuant to the foregoing provisions, a stockholder’s notice required by this Section 2.4(ii) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the date on which such Public Announcement is first made by the Corporation.

(b)   To be in proper written form, such stockholder’s notice to the secretary must set forth:

(1)   as to each person (a “nominee”) whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the Corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (E) a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (F) a written statement executed by the nominee acknowledging that as a director of the Corporation, the nominee will owe fiduciary duties under Delaware law with respect to the Corporation and its stockholders, and (G) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election or re-election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected or re-elected, as the case may be); and

Schedule 2.7(b) - 4

(2)   as to such stockholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (5) of Section 2.4(i)(b), and the supplement referenced in the second sentence of Section 2.4(i)(b) (except that the references to “business” in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (B) a statement whether either such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of the Corporation’s voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect or re-elect such nominee(s) (such information provided and statements made as required by clauses (A) and (B) above, a “Nominee Solicitation Statement”).

(c)   At the request of the Board of Directors, any person nominated by a stockholder for election or re-election as a director must furnish to the secretary of the Corporation (1) that information required to be set forth in the stockholder’s notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person’s nomination was given, (2) such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director or audit committee financial expert of the Corporation under applicable law, securities exchange rule or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Corporation and (3) such other information that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee; in the absence of the furnishing of any such information of the kind specified in this Section 2.4(ii)(c) if requested, such stockholder’s nomination shall not be considered in proper form pursuant to this Section 2.4(ii).

(d)   Without exception, no person shall be eligible for election or re-election as a director of the Corporation at an annual meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 2.4(ii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these Bylaws, and if the chairperson should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

Schedule 2.7(b) - 5

(iii)   Advance Notice of Director Nominations for Special Meetings.

(a)   If the Board of Directors has authorized in the specific case that stockholders may fill a vacancy or newly created directorship at a special meeting of stockholders, and a special meeting has been properly called for such purpose, nominations of persons for election or appointment to the Board of Directors at such special meeting shall be made only (1) by or at the direction of the Board of Directors or (2) by any stockholder of the Corporation who (A) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(iii) and on the record date for the determination of stockholders entitled to vote at the special meeting and (B) delivers a timely written notice of the nomination to the secretary of the Corporation that includes the information set forth in Sections 2.4(ii)(b) and (ii)(c). To be timely, such notice must be received by the secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected or appointed at such meeting. A person shall not be eligible for election or appointment as a director at a special meeting unless the person is nominated (i) by or at the direction of the Board of Directors or (ii) by a stockholder in accordance with the notice procedures set forth in this Section 2.4(iii). In addition, a nominee shall not be eligible for election or appointment if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. Any person nominated in accordance with this Section 2.4(iii) is subject to, and must comply with, the provisions of Section 2.4(ii)(c).

(b)   The chairperson of such special meeting shall, if the facts warrant, determine and declare at the meeting that a nomination or business was not made in accordance with the procedures prescribed by these Bylaws, and if the chairperson should so determine, he or she shall so declare at the meeting, and the defective nomination or business shall be disregarded.

(iv)   Other Requirements and Rights. In addition to the foregoing provisions of this Section 2.4, a stockholder must also comply with all applicable requirements of state law and of the 1934 Act with respect to the matters set forth in this Section 2.4. Nothing in this Section 2.4 shall be deemed to affect any rights of:

(a)   a stockholder to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act; or

(b)   the Corporation to omit a proposal from the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act.

Schedule 2.7(b) - 6

2.5   NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the Certificate of Incorporation or these Bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6   QUORUM

The holders of a majority of the voting power of the stock issued, outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the Certificate of Incorporation, these Bylaws or the rules of any applicable stock exchange. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the then-issued and outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the Certificate of Incorporation, these Bylaws or the rules of any applicable stock exchange.

If a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. The chairperson of the meeting shall have the authority to adjourn a meeting of the stockholders in all other events. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.7   ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11of these Bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Schedule 2.7(b) - 7

2.8   CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, the chief executive officer (in the absence of the chairperson) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Corporation, shall serve as chairperson of the stockholder meeting.

2.9   VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by law, the Certificate of Incorporation, these Bylaws or the rules of any applicable stock exchange, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the Certificate of Incorporation, these Bylaws or the rules of any applicable stock exchange, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the Certificate of Incorporation, these Bylaws or the rules of any applicable stock exchange.

2.10   STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at an annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be (i) signed by the holders of record on the record date (established in the manner set forth in Section 2.11 below and Article VIII of the Corporation’s Certificate of Incorporation) of outstanding shares of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided, however, that in the case of the election or removal of directors by written consent, such consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors, and (ii) delivered to the Corporation in accordance with Section 228 of the DGCL.

Schedule 2.7(b) - 8

2.11   RECORD DATES

In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12   PROXIES

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A written proxy may be in the form of a telegram, cablegram, or other means of electronic transmission which sets forth or is submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the stockholder.

Schedule 2.7(b) - 9

2.13   LIST OF STOCKHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date. The stockholder list shall be arranged in alphabetical order and show the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal place of business. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place (as opposed to solely by means of remote communication), then a list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then a list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger of the Corporation shall be the only evidence as to the identity of the stockholders entitled to examine the stock list and vote at the meeting and the number of shares held by each of them.

2.14   INSPECTORS OF ELECTION

Before any meeting of stockholders, the Board of Directors shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors shall be either one or three. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting shall appoint a person to fill that vacancy.

Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed and designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspector or inspectors’ count of all votes and ballots.

In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspector or inspectors may consider such information as is permitted by applicable law. If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all.

Schedule 2.7(b) - 10

ARTICLE III — DIRECTORS

3.1   POWERS

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the Certificate of Incorporation.

3.2   NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the Certificate of Incorporation fixes the number of directors, the number of directors shall be determined from time to time solely by resolution of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3   ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these Bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation or these Bylaws. The Certificate of Incorporation or these Bylaws may prescribe other qualifications for directors.

Notwithstanding anything in these Bylaws to the contrary, any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election must tender his or her resignation to the Board of Directors for consideration by the Board of Directors.

3.4   RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation; provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified in the notice of resignation, acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws or if authorized by resolution of the Board of Directors, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders. If the directors are divided into classes, a person so elected by the directors then in office to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

Schedule 2.7(b) - 11

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting power of the capital stock of the Corporation at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.5   PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7   SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, the secretary or a majority of the authorized number of directors, at such times and places as he or she or they shall designate.

Notice of the time and place of special meetings shall be:

(i)   delivered personally by hand, by courier or by telephone;

(ii)   sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile; or

(iv)   sent by electronic mail,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

Schedule 2.7(b) - 12

3.8   QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws.

If the Certificate of Incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these Bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9   BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the Certificate of Incorporation, these Bylaws or statute, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

3.10   FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the Certificate of Incorporation, these Bylaws or statute, the Board of Directors shall have the authority to fix the compensation of directors.

3.11   REMOVAL OF DIRECTORS

A director may be removed from office by the stockholders of the Corporation with or without cause.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

Schedule 2.7(b) - 13

ARTICLE IV — COMMITTEES

4.1   COMMITTEES OF DIRECTORS

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2   COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3   MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)   Section 3.5 (place of meetings and meetings by telephone);

(ii)   Section 3.6 (regular meetings);

(iii)   Section 3.7 (special meetings; notice);

(iv)   Section 3.8 (quorum; voting);

(v)   Section 3.9 (action without a meeting); and

(vi)   Section 7.5 (waiver of notice)

with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members. However:

(i)   the time of regular meetings of committees may be determined by resolution of the committee;

(ii)   special meetings of committees may also be called by resolution of the committee; and

Schedule 2.7(b) - 14

(iii)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors or a committee may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

Any provision in the Certificate of Incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the Certificate of Incorporation or these Bylaws.

4.4   SUBCOMMITTEES

Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V — OFFICERS

5.1   OFFICERS

The officers of the Corporation shall be a president and a secretary. The Corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person.

5.2   APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws, subject to the rights, if any, of an officer under any contract of employment. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Article V for the regular election to such office.

5.3   SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

5.4   REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or by any officer upon whom such power of removal may be conferred by the Board of Directors, except that, unless specifically approved by the Board of Directors, officers may not remove other officers chosen by the Board of Directors.

Schedule 2.7(b) - 15

Any officer may resign at any time by giving written or electronic notice to the Corporation; provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the officer. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5   VACANCIES IN OFFICES

Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors or as provided in Section 5.3.

5.6   REPRESENTATION OF SHARES OR INTERESTS OF OTHER CORPORATIONS OR ENTITIES

The chairperson of the Board of Directors, the president, any vice president, the treasurer, the secretary or any assistant secretary of this Corporation, or any other person authorized by the Board of Directors or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this Corporation all rights incident to any and all shares or equity interests of any other corporation or corporations or entity or entities standing in the name of this Corporation, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7   AUTHORITY AND DUTIES OF OFFICERS

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

ARTICLE VI — STOCK

6.1   STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the chairperson of the Board of Directors or vice-chairperson of the Board of Directors, or the president or a vice-president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

Schedule 2.7(b) - 16

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Corporation in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Corporation shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2   SPECIAL DESIGNATION ON CERTIFICATES

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a) or 218(a) of the DGCL or with respect to this Section 6.2 a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3   LOST, STOLEN OR DESTROYED CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Schedule 2.7(b) - 17

6.4   DIVIDENDS

The Board of Directors, subject to any restrictions contained in the Certificate of Incorporation or applicable law, may declare and pay dividends upon the shares of the Corporation’s capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock, subject to the provisions of the Certificate of Incorporation.

The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5   TRANSFER OF STOCK

Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer; provided, however, that such succession, assignment or authority to transfer is not prohibited by the Certificate of Incorporation, these Bylaws, applicable law or contract.

6.6   STOCK TRANSFER AGREEMENTS

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7   REGISTERED STOCKHOLDERS

The Corporation:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled (to the fullest extent permitted by law) to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1   NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Corporation’s records. An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Schedule 2.7(b) - 18

7.2   NOTICE BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if:

(i)   the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and

(ii)   such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)   if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv)   if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

7.3   NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within 60 days of having been given written notice by the Corporation of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

Schedule 2.7(b) - 19

7.4   NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5   WAIVER OF NOTICE

Whenever notice is required to be given to stockholders, directors or other persons under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders or the Board of Directors, as the case may be, need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

ARTICLE VIII — INDEMNIFICATION

8.1   INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director of the Corporation or an officer of the Corporation, or while a director of the Corporation or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Schedule 2.7(b) - 20

8.2   INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE CORPORATION

Subject to the other provisions of this Article VIII, the Corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3   SUCCESSFUL DEFENSE

To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

8.4   INDEMNIFICATION OF OTHERS; ADVANCE PAYMENT TO OTHERS

Subject to the other provisions of this Article VIII, the Corporation shall have power to advance expenses to and indemnify its employees and its agents to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate the determination of whether employees or agents shall be indemnified or receive an advancement of expenses to such person or persons as the Board of Directors determines.

8.5   ADVANCE PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) incurred by an officer or director of the Corporation in defending any Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems reasonably appropriate and shall be subject to the Corporation’s expense guidelines. The right to advancement of expenses shall not apply to any claim for which indemnity is excluded pursuant to these Bylaws, but shall apply to any Proceeding referenced in Section 8.6(ii) or 8.6(iii) of these Bylaws prior to a determination that the person is not entitled to be indemnified by the Corporation.

Schedule 2.7(b) - 21

8.6   LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Corporation shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(i)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)   for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)   for any reimbursement of the Corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Corporation, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)   initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (c) otherwise required to be made under Section 8.7 of these Bylaws or (d) otherwise required by applicable law; or

(v)   if prohibited by applicable law; provided, however, that if any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article VIII (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

8.7   DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Corporation of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Corporation shall indemnify such person against any and all expenses that are incurred by such person in connection with any action for indemnification or advancement of expenses from the Corporation under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Corporation shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

Schedule 2.7(b) - 22

8.8   NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9   INSURANCE

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10   SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11   EFFECT OF REPEAL OR MODIFICATION

Any amendment, alteration or repeal of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

8.12   CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan (excluding any “parachute payments” within the meanings of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended); and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VIII.

Schedule 2.7(b) - 23

ARTICLE IX — GENERAL MATTERS

9.1   EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2   FISCAL YEAR

The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3   SEAL

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4   CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both an entity and a natural person.

ARTICLE X — AMENDMENTS

These Bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least a majority of the total voting power of all outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required for the stockholders of the Corporation to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these Bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII and this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other Bylaw). The Board of Directors, acting by the affirmative vote of at least a majority of the Whole Board, shall also have the power to adopt, amend or repeal Bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Schedule 2.7(b) - 24